PROSPECTUS

                               3,200,000 SHARES
                        BANKUNITED FINANCIAL CORPORATION
                             CLASS A COMMON STOCK

                               ----------------

     BankUnited Financial Corporation (the "Company"), is hereby offering (the "Offering") 3,200,000 shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The Company is the holding company for BankUnited, FSB, Coral Gables, Florida (the "Bank").

     Each share of Class A Common Stock is entitled to one-tenth vote on all matters upon which stockholders have the right to vote. At September 25, 1997 holders of Class A Common Stock of the Company, assuming exercise of all outstanding options and warrants to acquire Class A Common Stock of the Company, were entitled to cast 921,055 votes of a total of 2,765,088 votes entitled to vote at any meeting of stockholders of the Company. See "Description of Capital Stock--Class A Common Stock." On October 15, 1997 the closing bid and asked prices of the Class A Common Stock, as quoted on Nasdaq, were $12.875 and $13.000, respectively, and the last reported sale price was $13.000.

     THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC") OR ANY OTHER GOVERNMENTAL AGENCY.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR.

                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.
================================================================================
                                     PRICE TO     UNDERWRITING    PROCEEDS TO
                                      PUBLIC      DISCOUNT(1)    THE COMPANY(2)
--------------------------------------------------------------------------------
Per Share of Class A Common Stock   $   12.7500    $    .6885     $   12.0615
--------------------------------------------------------------------------------
Total(3)  ........................  $40,800,000    $2,203,200     $38,596,800
================================================================================
(1) The Company has agreed to indemnify the underwriters named in the "Underwriting" section of this Prospectus (the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated expenses of $410,000 relating to the Offering payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 480,000 additional newly issued shares of Class A Common Stock from the Company solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares of Class A Common Stock at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $46,920,000, $2,533,680, and $44,386,320, respectively. See "Underwriting."

     The shares of Class A Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, modify, correct and reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Class A Common Stock will be made against payment therefor at the office of Friedman, Billings, Ramsey & Co., Inc., or in book entry form through the book entry facilities of the Depository Trust Company on or about October 20, 1997.

 FRIEDMAN, BILLINGS, RAMSEY                                        PAINEWEBBER
         & CO., INC.                                               INCORPORATED

                The date of this Prospectus is October 15, 1997.

             [MAP OF FLORIDA INDICATING BANKUNITED BRANCH OFFICES]

--------------------------------------------------------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                        BANKUNITED FINANCIAL CORPORATION

GENERAL

     The Company is a Florida corporation organized for the purpose of becoming the savings and loan holding company for BankUnited, FSB (the "Bank"). This holding company reorganization, together with the Bank's conversion from a Florida-chartered stock savings bank (which was founded in 1984) to a federally chartered stock savings bank, became effective on March 5, 1993. At June 30, 1997, the Company had $1.1 billion in deposits, $101.4 million in stockholders' equity, and over $1.8 billion in assets. Based on the latest available information, the Bank is the fourth largest publicly held financial institution headquartered in Florida, based on asset size. After completion of the recently announced sales of two of the largest financial institutions in Florida, the Bank expects to become the second largest publicly held financial institution headquartered in the state.

     The Company currently has fifteen branch offices in Dade, Broward and Palm Beach Counties, Florida ("South Florida") and anticipates opening at least six additional branches by June 30, 1998 in its market area, either by acquisition or de novo branching, and may expand into other parts of Florida. The Company's business has traditionally consisted of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to purchase nationwide and to originate in Florida single-family residential mortgage loans, and to a lesser extent, to purchase and originate commercial real estate, commercial business and consumer loans. The Company also invests in tax certificates and other permitted investments. The Company's revenues are derived principally from interest earned on loans, mortgage-backed securities and investments. The Company's primary expenses arise from interest paid on savings deposits and borrowings and non-interest overhead expenses incurred in operations.

     On November 15, 1996, the Company acquired Suncoast Savings and Loan Association, FSA ("Suncoast"), a federally chartered savings association with assets of $409.4 million at September 30, 1996, and merged Suncoast into the Bank. The merger increased the Company's deposit market share, particularly in Broward County, Florida while permitting the Company to achieve economies associated with an in-market merger, and should enable the Company to compete more effectively with larger super-regional financial institutions operating in Florida. On September 19, 1997, the Company also signed a definitive agreement to acquire Consumers Bancorp, Inc., the parent company of Consumers Savings Bank ("Consumers"), a Florida chartered savings and loan with assets of $102 million at June 30, 1997. See "Business Strategy--Acquisitions and Branching Activity" for a further discussion of these acquisitions.

     The Bank is a member of the Federal Home Loan Bank system (the "FHLB") and is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits at the Bank are insured by the Savings Association Insurance Fund of the FDIC (the "SAIF") to the maximum extent permitted by law.

     The Company's executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134, and its telephone number is (305) 569-2000.

BUSINESS STRATEGY

     OPERATING PLAN. The Company's operating plan emphasizes (i) rapidly expanding the Company's deposit base by providing convenience, competitive rates and personalized service in its market area and continuing expansion of the Company's branch network through de novo branching or the acquisition of branches of, and mergers with, existing financial institutions; (ii) concentrating lending activities on purchasing single-family residential mortgage loans and originating such loans as favorable market opportunities arise; (iii) expanding the Company's commercial and multi-family real estate, commercial business, and real estate construction lending; (iv) increasing non-interest income and (v) maintaining asset quality.

     DEPOSIT OPPORTUNITIES. The Company focuses on attracting depositors by stressing convenience, competitive rates and personalized service. As the super-regional banking companies acquire and close branches, the Company has identified certain locations for potential expansion. The Company emphasizes personalized service by a local financial institution to differentiate itself from the super- regionals that do business in the South Florida market. For the nine months ended June 30, 1997 deposits at the Company's branches increased by $594.8 million, or 117.5% from September 30, 1996. Of this growth, $323.7 million was acquired with Suncoast, with $271.1 million of deposits internally generated.

     RESIDENTIAL MORTGAGE LOAN PURCHASES. Since inception in 1984, the Company's primary source of earning assets has been the purchase of single family residential mortgages in the secondary market. Management believes the Company has developed an expertise in making such purchases including underwriting each loan pursuant to the Company's underwriting standards prior to purchase. The anticipated future growth in the Company's assets will be primarily through the purchase of single family residential mortgages.

     COMMERCIAL LOAN PRODUCT AVAILABILITY. The Company believes the rapid consolidation of the South Florida banking market has created and will continue to create opportunities to originate commercial real estate loans, generally between approximately $250,000 and $5 million in principal amount, to small to medium sized companies. The Company has hired seasoned loan officers to take advantage of these opportunities.

     INCREASING NON-INTEREST INCOME. In order to increase non-interest income, the Company recently initiated a program to sell, on a periodic basis, packages of adjustable rate residential mortgage loans, servicing retained. In September 1997 the Company sold its first package totalling $30.1 million of loans, generating a pre-tax gain of approximately $500,000. See "Risk Factors--Composition of Residential and Commercial Loan Portfolio." The Company has also recently established a subsidiary to broker, with other financial institutions, newly originated commercial loans that do not meet the Bank's underwriting and/or pricing criteria, and a subsidiary to sell annuity products in the Bank's branch offices. Additionally, the Company will periodically bid on and may purchase private or agency packages of residential loan servicing. All of these activities should increase non-interest income.

     MAINTAINING ASSET QUALITY. The Company has historically been able to maintain asset quality as shown by its relatively low level of non-performing assets to total assets over the last five years. Approximately 87% of the Company's loan portfolio is in one-to-four family mortgages which are generally considered less risky than other types of loans. At June 30, 1997, the Company's non-performing loans as a percentage of total loans was .65%. See "Risk Factors--Risks Associated with the Company's ARMs," "--Composition of Residential and Commercial Real Estate Loan Portfolio" and "--Allowance for Loan Losses."

     ACQUISITIONS AND BRANCHING ACTIVITY. The Company has acquired, is acquiring and will continue to acquire financial institutions and branches in South Florida. In connection with this activity, the

Company periodically has discussions with and receives financial information on other financial institutions which may lead to the acquisition of all or part of that financial institution by the Company.

     On September 19, 1997 the Company signed a definitive agreement to acquire Consumers. The Company intends to merge Consumers into the Bank. Consumers had assets of $102 million and approximately $60.3 million and $5.7 million in residential mortgage loans and commercial real estate loans, respectively, at June 30, 1997. At that date, $453,000 or .68% of Consumers' total loans were non-performing and Consumers had an allowance for loan losses of $331,000. Consumers currently operates two branches which the Company plans to merge, after the acquisition, into its already existing nearby branches. Consumers also is in the process of renovating a new branch facility, in the Falls area of southern Dade County, which the Company will retain. The merger is subject to regulatory and Consumers' stockholders' approval. The acquisition is expected to be completed by March, 1998.

     The purchase price for Consumers will be approximately $11.0 million, paid in a combination of cash and stock. Subject to adjustment, each share of Consumers stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive merger consideration of $21.33 in cash or 2.081 shares of the Company's Class A Common Stock. Each shareholder may elect to receive the merger consideration in cash, the Company's Class A Common Stock, or a combination of both. However, at least 45% of the total merger consideration will be paid in Class A Common Stock, and the agreed value of 2.081 shares is subject to change based upon the fair market value of the Class A Common Stock prior to the effective time. The maximum number of shares of Class A Common Stock which may be issued pursuant to the merger is 1,073,171 shares.

     On November 15, 1996, the Company acquired Suncoast, a federally chartered savings association with assets of $409.4 million at September 30, 1996, and merged Suncoast into the Bank. The merger increased the Company's deposit market share, particularly in Broward County, while permitting the Company to achieve economies associated with an in-market merger, and should enable the Company to compete more effectively with larger super-regional financial institutions in South Florida. Of Suncoast's six branch offices in South Florida, five continue to operate and one has been consolidated with an existing Bank branch office. Additionally, as part of the Suncoast acquisition, the Company acquired approximately $95.8 million in commercial real estate loans and $14.1 million in real estate construction loans. See "Business--Lending Activities--Commercial Real Estate Lending," "--Real Estate Construction Lending," and "--Commercial Business Lending." Through internal growth and as a result of the acquisition, the Company's total assets increased from $824 million at September 30, 1996 to $1.8 billion at June 30, 1997.

     On March 29, 1996, the Company acquired The Bank of Florida with total assets of $28.1 million which was merged into the Company's South Miami branch.

     The Company also opened branches in Boynton Beach, Florida in June 1996, West Palm Beach, Florida in September 1996, and Boca Hamptons, Florida in August 1997. The Company currently has three additional branches under construction in the Coconut Creek, northeast Dade County and Miami Airport West areas of South Florida, which are scheduled to open within the next six months.

RESULTS

     The Company had net income after preferred stock dividends of $3.3 million and $1.1 million for the nine months ended June 30, 1997 and June 30, 1996, respectively. Net income after preferred stock dividends was $0.4 million in fiscal 1996 compared to $4.0 million in fiscal 1995. The decrease in net income was primarily attributable to the pretax gain recorded in the fourth quarter of fiscal 1995 of $9.3 million ($5.8 million after tax) from the sale of the Company's three branches on the west coast of Florida and the expense of a one-time special assessment by the SAIF of $2.6 million ($1.6 million after tax) in the fourth quarter of fiscal 1996. The annualized return on average assets (which is calculated using net income before preferred stock dividends) was .54% and .54% for the nine months ended June 30, 1997 and 1996, respectively.

     The Company seeks to maintain asset quality and control credit risk. While the loan portfolio has grown substantially in recent years, the Company's ratio of non-performing assets to total assets has decreased from 1.10% at September 30, 1995 to .95% at September 30, 1996 and .66% at June 30, 1997. The ratio of the loan loss allowance to total loans and to non-performing loans was .21% and 32.2%, respectively, at June 30, 1997.

     The implementation of the Company's business strategy has produced for the Bank tangible capital, core capital and risk-based capital ratios of 8.1%, 8.1% and 14.0%, respectively, at June 30, 1997. The Bank currently exceeds all applicable minimum regulatory capital requirements. The Company's total stockholders' equity was $101.4 million at June 30, 1997 and its equity to assets ratio at that date was 5.6%.

PREFERRED STOCK RESTRUCTURING; CONVERSION TO COMMON STOCK.

     In August 1997, the Company purchased 448,583 shares of its 9% Noncumulative Perpetual Preferred Stock (the "9% Preferred Stock") at $10.25 per share. The purchase was made pursuant to a tender offer which expired on August 15, 1997. After the purchase, 701,417 shares of 9% Preferred Stock were still outstanding. Pursuant to its terms, that stock may be redeemed by the Company after September 30, 1998 at the stated redemption price.

     In addition, the Company has redeemed the outstanding shares of its 8% Noncumulative Convertible Preferred Stock, Series 1996 (the "Series 1996 Preferred Stock") at $15.00 per share, effective October 10, 1997. Holders of the Series 1996 Preferred Stock were entitled to redeem their shares or convert them to shares of Class A Common Stock. The conversion rate was approximately
1.67 shares of Class A Common Stock for each share of Series 1996 Preferred Stock, subject to adjustment upon the occurrence of certain events. Final results of the redemption are not yet available. If all outstanding shares of the Series 1996 Preferred Stock were converted, approximately 1,537,333 additional shares of Class A Common Stock would have been outstanding.

                                  THE OFFERING

Class A Common Stock offered hereby  ......   3,200,000 shares

Class A Common Stock to be outstanding
 after the Offering   .....................   13,349,650(1) shares

Offering Price  ...........................   $12.75 per share

Use of Proceeds ...........................   The Company intends to use the net proceeds of
                                              the offering for general corporate purposes
                                              consistent with its business strategy, including but
                                              not limited to, acquisitions by either the Company
                                              or the Bank, expansion of the Company's or the
                                              Bank's operations, capital contributions to the Bank
                                              to support growth and for working capital, and the
                                              possible repurchase of shares of the Company's
                                              preferred stock, subject to acceptable market
                                              conditions.

Voting Rights   ...........................   Each share of Class A Common Stock entitles the
                                              holder thereof to one-tenth vote on all matters
                                              upon which stockholders have the right to vote. The
                                              Class A Common Stock does not have cumulative
                                              voting rights in the election of directors. See
                                              "Description of Capital Stock--Class A Common
                                              Stock."

Risk Factors ..............................   An investment in the Class A Common Stock
                                              involves substantial risks that should be considered
                                              by prospective purchasers. See "Risk Factors."

Nasdaq Stock Market Symbol  ...............   BKUNA

----------------
(1) Includes shares of Class A Common Stock issued and outstanding as of September 25, 1997, and the maximum number of shares of Class A Common Stock which could have been issued upon the conversion of 922,400 shares of Series 1996 Preferred Stock issued and outstanding as of September 25, 1997, which were redeemed as of October 10, 1997, or which were converted into Class A Common Stock by holders prior to that date. Does not include shares of Class A Common Stock which could be issued upon the exercise of options or warrants, or pursuant to the acquisition of Consumers.

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The information for, and as of the end of, the nine months ended June 30, 1997 and 1996 is unaudited, but in the opinion of management reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The summary consolidated financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference into this Prospectus.

                                                                            AT OR FOR THE NINE
                                                                               MONTHS ENDED
                                                                                 JUNE 30,
                                                                       -----------------------------
                                                                         1997(1)          1996
                                                                       ------------ ----------------
                                                                          (DOLLARS IN THOUSANDS,
                                                                         EXCEPT PER SHARE AMOUNTS)
OPERATIONS DATA:
Interest income    ...................................................  $   73,932   $   36,953
Interest expense   ...................................................      50,013       24,934
                                                                        -----------  -----------
Net interest income before provision (credit) for loan losses   ......      23,919       12,019
Provision (credit) for loan losses   .................................         695         (225)
                                                                        -----------  -----------
Net interest income after provision (credit) for loan losses    ......      23,224       12,244
                                                                        -----------  -----------
Non-interest income:
Service fees    ......................................................       2,298          432
Gain on sales of loans and mortgage-backed securities, net   .........          11            8
Gain (loss) on sales of other assets, net(2)  ........................           1           (6)
Other  ...............................................................         207           51
                                                                        -----------  -----------
  Total non-interest income    .......................................       2,517          485
                                                                        -----------  -----------
Non-interest expense:
Employee compensation and benefits   .................................       6,745        3,161
Occupancy and equipment  .............................................       2,594        1,232
Insurance (3)   ......................................................         701          748
Professional fees  ...................................................       1,063          687
Other  ...............................................................       5,611        2,470
                                                                        -----------  -----------
  Total non-interest expense         .................................      16,714        8,298
                                                                        -----------  -----------
Income before income taxes and Preferred Stock dividends  ............       9,027        4,431
Provision for income taxes (4)    ....................................       3,594        1,693
                                                                        -----------  -----------
Net income before Preferred Stock dividends   ........................       5,433        2,738
Preferred Stock dividends   ..........................................       2,167        1,609
                                                                        -----------  -----------
Net income after Preferred Stock dividends    ........................  $    3,266   $    1,129
                                                                        ===========  ===========
FINANCIAL CONDITION DATA:
Total assets .........................................................  $1,807,192   $  801,531
Loans receivable, net, and mortgage-backed securities(5)  ............   1,587,124      702,529
Investments, overnight deposits, tax certificates, repurchase agreements, certificates of deposits and other interest earning
 assets   ............................................................     115,262       79,991
Total liabilities  ...................................................   1,705,777      731,871
Deposits  ............................................................   1,100,923      470,236
Borrowings   .........................................................     447,259      244,775
Trust Preferred Securities  ..........................................     116,000           --
Total stockholders' equity  ..........................................     101,415       69,660
Common stockholders' equity    .......................................      67,311       45,346
PER COMMON SHARE DATA:
Primary earnings per common share and common equivalent share   ......  $      .39   $      .28
                                                                        ===========  ===========
Earnings per common share assuming full dilution    ..................  $      .38   $      .28
                                                                        ===========  ===========
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
 Primary  ............................................................   8,376,849    3,997,331
 Fully diluted  ......................................................   9,304,102    3,997,331
Equity per common share (6) ..........................................       $7.59   $     7.95
Fully converted tangible equity per common share (6)   ...............       $6.74   $     7.20

                                                                            AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                                                       -------------------------------------------------------
                                                                             1996           1995         1994         1993
                                                                       ---------------- ------------ ------------ ------------
                                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATIONS DATA:
Interest income    ...................................................  $   52,132       $   39,419   $   30,421   $   25,722
Interest expense   ...................................................      34,622           26,305       16,295       12,210
                                                                        -----------      -----------  -----------  -----------
Net interest income before provision (credit) for loan losses   ......      17,510           13,114       14,126       13,512
Provision (credit) for loan losses   .................................        (120)           1,221        1,187        1,052
                                                                        -----------      -----------  -----------  -----------
Net interest income after provision (credit) for loan losses    ......      17,630           11,893       12,939       12,460
                                                                        -----------      -----------  -----------  -----------
Non-interest income:
Service fees    ......................................................         597              423          358          221
Gain on sales of loans and mortgage-backed securities, net   .........           5              239          150        1,496
Gain (loss) on sales of other assets, net(2)  ........................          (6)           9,569           --           --
Other  ...............................................................          53                6           46            2
                                                                        -----------      -----------  -----------  -----------
  Total non-interest income    .......................................         649           10,237          554        1,719
                                                                        -----------      -----------  -----------  -----------
Non-interest expense:
Employee compensation and benefits   .................................       4,275            3,997        3,372        2,721
Occupancy and equipment  .............................................       1,801            1,727        1,258          978
Insurance (3)   ......................................................       3,610            1,027          844          835
Professional fees  ...................................................         929            1,269          833          543
Other  ...............................................................       3,421            4,129        3,579        2,746
                                                                        -----------      -----------  -----------  -----------
  Total non-interest expense         .................................      14,036           12,149        9,886        7,823
                                                                        -----------      -----------  -----------  -----------
Income before income taxes and Preferred Stock dividends  ............       4,243            9,981        3,607        6,356
Provision for income taxes (4)    ....................................       1,657            3,741        1,328        2,318
                                                                        -----------      -----------  -----------  -----------
Net income before Preferred Stock dividends   ........................       2,586            6,240        2,279        4,038
Preferred Stock dividends   ..........................................       2,145            2,210        2,069        1,513
                                                                        -----------      -----------  -----------  -----------
Net income after Preferred Stock dividends    ........................  $      441       $    4,030   $      210   $    2,525
                                                                        ===========      ===========  ===========  ===========
FINANCIAL CONDITION DATA:
Total assets .........................................................  $  824,360       $  608,415   $  551,075   $  435,378
Loans receivable, net, and mortgage-backed securities(5)  ............     716,550          506,132      470,154      313,899
Investments, overnight deposits, tax certificates, repurchase agreements, certificates of deposits and other interest earning
 assets   ............................................................      87,662           88,768       64,783      100,118
Total liabilities  ...................................................     755,249          562,670      509,807      397,859
Deposits  ............................................................     506,106          310,074      347,795      295,108
Borrowings   .........................................................     237,775          241,775      158,175       97,775
Trust Preferred Securities  ..........................................          --               --           --           --
Total stockholders' equity  ..........................................      69,111           45,745       41,268       30,273
Common stockholders' equity    .......................................      44,807           21,096       16,667       17,162
PER COMMON SHARE DATA:
Primary earnings per common share and common equivalent share   ......  $      .10       $     1.77   $      .10   $     1.42
                                                                        ===========      ===========  ===========  ===========
Earnings per common share assuming full dilution    ..................  $      .10       $     1.26   $      .10   $     1.00
                                                                        ===========      ===========  ===========  ===========
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
 Primary  ............................................................   4,558,521        2,296,021    2,175,210    1,773,264
 Fully diluted  ......................................................   4,558,521        4,158,564    2,175,210    3,248,618
Equity per common share (6) ..........................................  $     7.85       $    10.20   $     8.33   $     8.86
Fully converted tangible equity per common share (6)   ...............  $     7.13       $     8.15   $     7.39   $     7.57

                                                                          1992
                                                                       -----------
OPERATIONS DATA:
Interest income    ...................................................  $   24,243
Interest expense   ...................................................      14,022
                                                                        -----------
Net interest income before provision (credit) for loan losses   ......      10,221
Provision (credit) for loan losses   .................................          70
                                                                        -----------
Net interest income after provision (credit) for loan losses    ......      10,151
                                                                        -----------
Non-interest income:
Service fees    ......................................................         142
Gain on sales of loans and mortgage-backed securities, net   .........          94
Gain (loss) on sales of other assets, net(2)  ........................           2
Other  ...............................................................          25
                                                                        -----------
  Total non-interest income    .......................................         263
                                                                        -----------
Non-interest expense:
Employee compensation and benefits   .................................       1,986
Occupancy and equipment  .............................................         940
Insurance (3)   ......................................................         697
Professional fees  ...................................................         542
Other  ...............................................................       2,002
                                                                        -----------
  Total non-interest expense         .................................       6,167
                                                                        -----------
Income before income taxes and Preferred Stock dividends  ............       4,247
Provision for income taxes (4)    ....................................       1,538
                                                                        -----------
Net income before Preferred Stock dividends   ........................       2,709
Preferred Stock dividends   ..........................................         875
                                                                        -----------
Net income after Preferred Stock dividends    ........................  $    1,834
                                                                        ===========
FINANCIAL CONDITION DATA:
Total assets .........................................................  $  345,931
Loans receivable, net, and mortgage-backed securities(5)  ............     250,606
Investments, overnight deposits, tax certificates, repurchase agreements, certificates of deposits and other interest earning
 assets   ............................................................      83,445
Total liabilities  ...................................................     322,907
Deposits  ............................................................     275,026
Borrowings   .........................................................      42,241
Trust Preferred Securities  ..........................................          --
Total stockholders' equity  ..........................................      16,797
Common stockholders' equity    .......................................      11,134
PER COMMON SHARE DATA:
Primary earnings per common share and common equivalent share   ......  $     1.27
                                                                        ===========
Earnings per common share assuming full dilution    ..................  $      .92
                                                                        ===========
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
 Primary  ............................................................   1,448,449
 Fully diluted  ......................................................   2,376,848
Equity per common share (6) ..........................................  $     8.51
Fully converted tangible equity per common share (6)   ...............  $     6.86

                                                                      AT OR FOR THE NINE
                                                                         MONTHS ENDED
                                                                           JUNE 30,
                                                                     ---------------------
                                                                      1997(1)      1996
                                                                     ---------- ----------
                                                                         (DOLLARS IN
                                                                          THOUSANDS,
                                                                          EXCEPT PER
                                                                         SHARE AMOUNTS)
SELECTED FINANCIAL RATIOS: (Annualized where appropriate)
PERFORMANCE RATIOS:
Return on average assets (7) .......................................      .54%       .54%
Return on average common equity    .................................     8.85       4.78
Return on average total equity (7) .................................     7.84       6.43
Interest rate spread   .............................................     2.24       2.01
Net interest margin    .............................................     2.48       2.43
Dividend payout ratio (8) ..........................................    39.89      58.77
Ratio of earnings to combined fixed charges and preferred stock dividends (9):
Excluding interest on deposits  ....................................     1.29       1.14
Including interest on deposits  ....................................     1.11       1.07
Total loans, net, and mortgage-backed securities to total deposits     147.14     149.40
Non-interest expenses to average assets  ...........................     1.67       1.63
Efficiency ratio (10)  .............................................    59.35      65.00
ASSET QUALITY RATIOS:
Ratio of non-performing loans to total loans   .....................      .65%       .84%
Ratio of non-performing assets to total loans, real estate owned and
 tax certificates   ................................................      .77       1.06
Ratio of non-performing assets to total assets    ..................      .66        .92
Ratio of charge-offs to total loans   ..............................      .04        .05
Ratio of loan loss allowance to total loans    .....................      .21        .34
Ratio of loan loss allowance to non-performing loans    ............    32.20      40.20
CAPITAL RATIOS:
Ratio of average common equity to average total assets  ............     3.68%      4.64%
Ratio of average total equity to average total assets   ............     6.90       8.36
Tangible capital-to-assets ratio (11) ..............................     8.08       6.92
Core capital-to-assets ratio (11)  .................................     8.08       6.92
Risk-based capital-to-assets ratio (11)  ...........................    14.04      13.90

                                                                          AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                                                     --------------------------------------------------------
                                                                        1996       1995        1994        1993       1992
                                                                     ---------- ---------- ------------ ---------- ----------
                                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED FINANCIAL RATIOS: (Annualized where appropriate)
PERFORMANCE RATIOS:
Return on average assets (7) .......................................      .36%      1.10%        .46%       1.12%      .92%
Return on average common equity    .................................     1.30      22.60        1.21       18.55     17.68
Return on average total equity (7) .................................     4.30      14.70        5.84       14.07     14.72
Interest rate spread   .............................................     2.10       2.12        2.78        3.59      3.34
Net interest margin    .............................................     2.51       2.39        3.01        3.87      3.63
Dividend payout ratio (8) ..........................................    82.95      35.42       96.79       40.66     34.97
Ratio of earnings to combined fixed charges and preferred stock dividends (9):
Excluding interest on deposits  ....................................     1.05       1.52        1.07        1.87      1.83
Including interest on deposits  ....................................     1.02       1.21        1.03        1.27      1.18
Total loans, net, and mortgage-backed securities to total deposits     141.58     163.13      134.40      109.65     91.12
Non-interest expenses to average assets  ...........................     1.97       2.14        2.04        2.18      2.09
Efficiency ratio (10)  .............................................    76.45      85.53       66.06       45.17     57.76
ASSET QUALITY RATIOS:
Ratio of non-performing loans to total loans   .....................      .99%      1.02%       1.07%       1.54%      .45%
Ratio of non-performing assets to total loans, real estate owned and
 tax certificates   ................................................     1.14       1.35        1.41        1.78       .66
Ratio of non-performing assets to total assets    ..................      .95       1.10        1.17        1.46       .50
Ratio of charge-offs to total loans   ..............................      .08        .13         .39         .07        --
Ratio of loan loss allowance to total loans    .....................      .34        .32         .20         .38       .11
Ratio of loan loss allowance to non-performing loans    ............    33.74      31.54       18.89       24.70     25.41
CAPITAL RATIOS:
Ratio of average common equity to average total assets  ............     4.78%      3.14%       3.58%       3.79%     3.51%
Ratio of average total equity to average total assets   ............     8.44       7.47        8.05        7.99      6.24
Tangible capital-to-assets ratio (11) ..............................     7.01       7.09        6.65        7.56      6.66
Core capital-to-assets ratio (11)  .................................     7.01       7.09        6.65        7.56      6.66
Risk-based capital-to-assets ratio (11)  ...........................    14.19      15.79       14.13       15.85     14.42

----------------
 (1) Includes operations of Suncoast from date of acquisition on November 15, 1996.

 (2) In 1995, the Company recorded a $9.3 million gain ($5.8 million after tax) from the sale of its branches on the west coast of Florida.

 (3) In 1996, the Company recorded a one time SAIF special assessment of $2.6 million ($1.6 million after tax).

 (4) Amount reflects expense from change in accounting principle of $195,000 for fiscal 1994. See Note 15 of the Notes to Consolidated Financial Statements incorporated by reference into this Prospectus.

 (5) Does not include mortgage loans held for sale (which at June 30, 1997 totaled $32.8 million).

 (6) Equity per common share and fully converted tangible equity per common share would have been $8.89 and $7.86, respectively, at June 30, 1997, after giving effect to this offering and assuming the conversion of all of the Company's Series 1996 Preferred Stock.

 (7) Return on average assets and average total equity are calculated before payment of preferred stock dividends.

 (8) The ratio of total dividends declared during the period (including dividends on the Bank's and the Company's preferred stock and the Company's Class A and Class B Common Stock) to total earnings for the period before dividends.

 (9) The ratio of earnings to combined fixed charges and preferred stock dividends excluding interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on borrowings plus 33% of rental expense plus preferred stock dividends on a pretax basis. The ratio of earnings to combined fixed charges and preferred stock dividends including interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on deposits plus interest on borrowings plus 33% of rental expense plus preferred stock dividends on a pretax basis.

(10) Efficiency ratio is calculated by dividing non-interest expenses less non-interest income (excluding gains on sales of branches) by net interest income.

(11) Regulatory capital ratio of the Bank, which as of June 30, 1997 does not include $54.6 million in cash, an intercompany receivable and securities held at the holding company level.

                                 RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE CLASS A COMMON STOCK OFFERED HEREBY. PROSPECTIVE INVESTORS SHOULD NOTE, IN PARTICULAR, THAT THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "MAY," "INTEND" AND "EXPECT" AND SIMILAR EXPRESSIONS IDENTIFY CERTAIN OF SUCH FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE CONTEMPLATED, EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THE CONSIDERATIONS LISTED BELOW REPRESENT CERTAIN IMPORTANT FACTORS THE COMPANY BELIEVES COULD CAUSE SUCH RESULTS TO DIFFER. THESE CONSIDERATIONS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE GENERAL OR SPECIFIC RISKS THAT MAY AFFECT THE COMPANY. IT SHOULD BE RECOGNIZED THAT OTHER RISKS, INCLUDING GENERAL ECONOMIC FACTORS AND EXPANSION STRATEGIES, MAY BE SIGNIFICANT, PRESENTLY OR IN THE FUTURE, AND THE RISKS SET FORTH BELOW MAY AFFECT THE COMPANY TO A GREATER EXTENT THAN INDICATED.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The Bank, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets than liabilities repricing or maturing over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. At June 30, 1997, the Bank had a one year cumulative negative gap of 13.05%. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment. See "Business--Asset and Liability Management."

     There can be no assurances of the Company's ability to continue to achieve positive net interest income. See "Business--Asset and Liability
Management--Gap Table."

RISKS ASSOCIATED WITH THE COMPANY'S ADJUSTABLE RATE MORTGAGE LOANS

     The Company has purchased and intends to continue to purchase a significant amount of residential mortgage loans. During the nine months ended June 30, 1997 and the year ended September 30, 1996, the Company purchased $545.4 million and $210.1 million, respectively, of one- to four family residential loans, of which $289.3 million and $161.5 million, respectively, were adjustable rate mortgage loans ("ARMs"). At June 30, 1997 the Company's residential loan portfolio included $1.0 billion of ARMs (69% of the Company's gross loan portfolio). The ARMs purchased by the Company generally have annual interest rate caps that limit rate increases to 2% per year. Further, the ARMs purchased by the Company provide for initial rates of interest below the rates which would prevail were the index and margin used for repricing applied initially (the "teaser rate period"). Although the Company attempts to mitigate the risk of default on these loans by requiring that borrowers qualify for the loan based upon the fully indexed rate, nonetheless these loans are subject to increased risk of delinquency or default as the higher, fully indexed rate of interest subsequently comes into effect upon repricing. As a result, management believes that the Company's net interest margin could be negatively impacted in a rapidly rising interest rate environment by increased delinquencies and defaults.

     Also, if market interest rates rise rapidly, the annual and lifetime interest rate caps on the ARMs may limit the increase in the interest rates on the ARMs relative to the increase in market interest rates, and yields on ARMs with teaser rates may be limited to repricing at interest rates below the contractual index plus the margin. At June 30, 1997, $200.6 million of the Company's ARM loans (13.5% of the Company's gross loan portfolio) were in the teaser rate period with an average teaser rate of 5.97% and an average fully indexed rate of 8.22%. Rapid increases in market interest rates may not be fully reflected in loans which are in the teaser rate period and may, accordingly have a negative impact on the Company's net interest margin.

COMPOSITION OF RESIDENTIAL AND COMMERCIAL LOAN PORTFOLIO

     GEOGRAPHIC CONCENTRATION. Most of the loans in the Company's portfolio are secured by real estate. At June 30, 1997, 39.7% of the Company's gross loans receivable were secured by properties located in Florida, 14.0% by properties located in California and the balance throughout the country. Therefore, conditions in the real estate markets in which the collateral for the Company's mortgage loans are located strongly influence the level of the Company's non-performing loans and its results of operations. Real estate values are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and natural disasters. Declines in real estate markets could negatively impact the value of the collateral securing the Company's loans and its results of operations. In this regard, as a result of the downturn in the California real estate market in 1993, the Company believes that certain of its loans secured by real estate in California have current loan to value ratios that are higher than those when the loans were originated. In addition, both Florida and California are states that are subject to natural disasters such as hurricanes, earthquakes and flooding. In the event a property securing the loan incurs damage as a result of a natural disaster that is not covered by homeowner's insurance, the Company's results of operations may be negatively impacted. Damage from windstorm and flooding is generally covered by homeowner's insurance, but earthquake damage is frequently not insured. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Lending Activities--Loan Portfolio."

     DIVERSIFIED LENDING RISKS. The Company's recent operating strategy has included an increased emphasis on originating and/or purchasing commercial real estate (including multi-family residential) loans, and originating real estate construction and commercial business loans. These lending categories are generally considered to involve a higher degree of credit risk than that for traditional single-family residential lending, because, among other factors, such loans involve larger loan balances to a single borrower or groups of related borrowers. At June 30, 1997, the Company had a balance of $126.4 million in commercial real estate loans, $8.5 million in construction loans and $9.1 million in commercial business loans. As part of the Suncoast acquisition, the Company acquired approximately $95.8 million in commercial real estate loans and $14.1 million in real estate construction loans. The payment experience on multi-family residential and commercial real estate loans typically is dependent on the successful operation of the project (as opposed to a desire by the borrower to continue to occupy the residence), and thus such loans may be adversely affected to a greater extent by adverse conditions in the real estate markets or in the economy generally. In addition to the foregoing, multi-family residential and commercial real estate loans which are not fully amortizing over their maturity and which have a balloon payment due at their stated maturity, as would generally be the case with the Company's multi-family residential and commercial real estate loans, involve a greater degree of risk than fully amortizing loans. The ability of a borrower to make a balloon payment typically will depend on its ability to either refinance the loan or timely sell the underlying property.

     If commercial properties are foreclosed upon, the Company may encounter environmental problems with the properties. There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on the real estate owned (primarily in the case of properties securing multi-family residential and commercial real estate loans). In such event, the Company might be required to remove such substances from the affected properties or to engage in abatement procedures at its cost and expense. There can be no assurance that the cost of such removal or abatement would not substantially exceed the value of the affected properties or the loans secured by such properties; that the Company would have adequate remedies against the prior owners or other responsible parties; or that the Company would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. If such environmental problems are discovered prior to foreclosure, the Company generally would not foreclose on the related loan; however, the value of such property as collateral will generally be substantially reduced and the Company may suffer a loss upon collection of the loan as a result.

     Risk of loss on a construction loan is dependent largely upon the concurrence of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction, as well as the availability of permanent take-out financing. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project which, when completed, has a value which is insufficient to ensure full repayment.

     Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to repay the loan from the borrower's employment and other income and which are secured by real property the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business.

     Accordingly, there can be no assurance that the Company's commercial real estate, multi-family residential, real estate construction, and commercial business loans will not be adversely affected by these and the other risks related to such loans. See "Business--Lending Activities--Commercial Real Estate Lending," "--Real Estate Construction Lending," and "--Commercial Business Lending."

     RISKS ASSOCIATED WITH LOANS AVAILABLE FOR SALE. The Company recently initiated a program to sell packages of adjustable rate residential loans, servicing retained, currently originated through its correspondent loan program. In September 1997, the Company sold its first package, totaling $30.1 million of residential loans which were either originated by the Company or acquired with Suncoast. A substantial portion of the loans sold were loans secured by properties located in South Florida and made to non-resident aliens or secured by condominiums (both of which are viewed by the Company as potentially having a greater degree of risk than other types of single family residential loans). It is currently the Company's intention that future packages will consist of newly originated loans secured by properties located in Florida and made to non-resident aliens and/or secured by condominiums, or otherwise identified by the Company as available for sale at the time of origination. These loans, when originated, will be classified as available for sale and be subject to a lower of cost or market adjustment, on a quarterly basis, depending on market conditions.

     In addition, the Company is in the process of refining its policy with regard to loans currently in its portfolio which will be classified as available for sale. Final implementaion of this policy could result in up to 15% of the Company's portfolio being reclassified. Any such reclassification is not currently expected to result in any material lower of cost or market adjustment or to impact net income. Since the Company does not currently intend to hedge its available for sale loan portfolio, this portfolio will be subject to adjustments, based on market conditions, which may adversely affect the Company's results of operations.

ALLOWANCE FOR LOAN LOSSES

     Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of the Company's regulators, and geographic and industry loan concentrations. Further, a significant amount of the Company's loan portfolio was originated, purchased or acquired over the last three years and, therefore, may be considered to be subject to a greater likelihood of delinquency. If delinquency levels were to increase, whether as a result of adverse general economic conditions, especially in Florida and California where the Company's exposure is greatest, or otherwise, the allowance for loan losses as determined by the Company may not be adequate. As of June 30, 1997 the Company's allowance for loan losses was $3.1 million or .21% of total loans. There can be no assurance that the allowance will be adequate to cover loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the provision for loan losses in the future. See "Business--Lending Activities--Loan Portfolio Quality."

DISPARATE VOTING RIGHTS; CONTINUING INSIDER CONTROL OF THE COMPANY

     The shares of Class A Common Stock are entitled to one-tenth vote per share. The Company also has outstanding shares of Class B Common Stock entitled to one vote per share and Series B Preferred Stock entitled to 2-1/2 votes per share. As of September 1, 1997, directors, executive officers and holders of 5% or more of the Company's equity securities held approximately 55% of the total voting power of all outstanding voting stock of the Company. Upon completion of the Offering, such persons will hold approximately 46% of the total voting power of all outstanding voting stock of the Company, assuming that options held by such persons are not exercised, such persons do not purchase any of the shares offered hereby, and no outstanding convertible shares of stock of the Company are converted.

     The voting power of the directors, executive officers and holders of 5% or more of the Company's equity securities and certain provisions of the Company's Articles of Incorporation may discourage any proposed takeover of the Company unless the terms thereof are approved by management. In addition, the Company's Articles of Incorporation permit additional shares of Class A Common Stock to be issued at any time which may have disproportionate voting rights or preferences as to dividends or other rights, subject to stockholder approval in certain circumstances. The Company, however, does not intend to issue additional shares of such stock if the issuance would result in termination of trading of the Class A Common Stock on Nasdaq. See "Legal Matters" and "Description of Capital Stock."

CERTAIN POTENTIAL ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be perceived as beneficial to the interests of the stockholders. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which stockholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. See "Description of Capital Stock--Certain Anti-Takeover Provisions."

COMPETITION

     The Company faces substantial competition in purchasing and originating real estate loans and in attracting deposits. The Company's competition in originating real estate loans is principally from banks, other thrifts, mortgage banking companies, real estate financing conduits, and small insurance companies. In purchasing real estate loans the Company competes with other participants in the secondary mortgage market. Many entities competing with the Company enjoy competitive advantages over the Company relative to a potential borrower or seller in terms of a prior business relationship, wide geographic presence or more accessible branch office locations, the ability to offer additional services or more favorable pricing alternatives, a lower origination and operating cost structure, and other relevant items. The Company does not have a significant market share of the real estate lending activities in the areas in which it conducts operations, and increased competition in those areas from traditional competitors or new sources could result in a decrease in the origination or purchase of mortgage loans and could adversely affect the Company's results of operations. In its deposit gathering activities, the Company competes with insured depository institutions such as thrifts, credit unions, and banks, as well as uninsured investment alternatives including money market funds. These competitors may offer higher rates than the Company, which could result in the Company either attracting fewer deposits or in requiring the Company to increase the rates it pays to attract deposits. Increased deposit competition could adversely affect the Company's ability to generate the funds necessary for its lending operations and could adversely affect the Company's results of operations. See "Business--Market Area and Competition."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Class A Common Stock in the public market after the Offering could adversely affect the prevailing market price of the Class A Common Stock. Upon completion of this offering, assuming that (i) all outstanding shares of the Company's Series 1996 Preferred Stock are converted, (ii) no currently outstanding options or warrants are exercised, and (iii) the Underwriters' over-allotment option is exercised, the Company will have outstanding 13,829,650 shares of Class A Common Stock. Of these shares, the 3,680,000 shares sold in this offering will be freely transferable under the Securities Act, unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations thereunder.

     Of the Class A Common Stock outstanding prior to completion of this offering, 1,579,711 shares are held by affiliates of the Company and are subject to the provisions of Rule 144. The Company periodically issues Class A Common Stock and Class B Common Stock as compensation to employees and as directors' fees, in lieu of paying such compensation and fees in cash. See "Executive Compensation." Prior to the Offering, a total of approximately 4,540,668 shares of Class A Common Stock could be issued on exercise of options and warrants to purchase, or conversion of securities convertible into, Class A Common Stock. Of such shares approximately 2,624,059 could be sold immediately in the public market, and approximately 1,916,609 could be sold subject to the provisions of Rule 144.

     Under the terms of agreements not to sell shares of BankUnited's capital stock entered into between the Underwriters and certain affiliated shareholders ("lock up agreements"), approximately 3,496,320 shares of the shares subject to Rule 144 cannot be sold until 90 days after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date"). After that date, each affiliated shareholder who is a party to a lock up agreement will be entitled to sell, within any three-month period commencing 90 days after the Effective Date, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock (approximately 133,496 shares immediately after this offering) or (ii) the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions.

REGULATORY OVERSIGHT

     The Bank is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Bank is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve Board. As the holding company of the Bank, the Company is also subject to regulation and oversight by the OTS. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and the Bank and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Bank's competitors which in turn could have a material adverse effect on the Bank and its operations. See "Regulation."

                                  THE COMPANY

     The Company is a Florida corporation organized for the purpose of becoming the savings and loan holding company for the Bank. This holding company reorganization, together with the Bank's conversion from a Florida-chartered stock savings bank (which was founded in 1984) to a federally chartered stock savings bank, became effective on March 5, 1993. At June 30, 1997, the Company had $1.1 billion in deposits, $101.4 million in stockholders' equity and over $1.8 billion in assets. Based on the latest available information, the Bank is the fourth largest publicly held financial institution headquartered in Florida, based on asset size. After completion of the recently announced sales of two of the largest financial institutions in Florida, the Bank expects to become the second largest publicly held financial institution in the state.

     The Company currently has fifteen branch offices in South Florida and anticipates opening at least six additional branches by June 30, 1998 in its market area, either by acquisition or de novo branching, and may expand into other parts of Florida. The Company's business has traditionally consisted of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to purchase nationwide and to originate in Florida single-family residential mortgage loans, and to a lesser extent, to purchase and originate commercial real estate, commercial business and consumer loans. The Company also invests in tax certificates and other permitted investments. The Company's revenues are derived principally from interest earned on loans, mortgage-backed securities and investments. The Company's primary expenses arise from interest paid on savings deposits and borrowings and non-interest overhead expenses incurred in operations.

     On September 19, 1997 the Company signed a definitive agreement to acquire Consumers. The Company intends to merge Consumers into the Bank. Consumers had assets of $102 million and approximately $60.3 million and $5.7 million in residential mortgage loans and commercial real estate loans, respectively, at June 30, 1997. At that date, $453,000 or .68% of Consumers total loans were non-performing and Consumers had an allowance for loan losses of $331,000. Consumers currently operates two branches which the Company plans to merge, after the acquisition, into its already existing nearby branches. Consumers also is in the process of renovating a new branch facility, in the Falls area of southern Dade County, which the Company will retain. The merger is subject to regulatory and Consumers' stockholders' approval. The acquisition is expected to be completed by March, 1998.

     The purchase price for Consumers will be approximately $11.0 million, paid in a combination of cash and stock. Subject to adjustment, each share of Consumers stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive merger consideration of $21.33 in cash or 2.081 shares of the Company's Class A Common Stock. Each shareholder may elect to receive the merger consideration in cash, the Company's Class A Common Stock, or a combination of both. However, at least 45% of the total merger consideration will be paid in Class A Common Stock, and the agreed value of 2.081 shares is subject to change based upon the fair market value of the Class A Common Stock prior to the effective time. The maximum number of shares of Class A Common Stock which may be issued pursuant to the merger is 1,073,171 shares.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Class A Common Stock offered hereby, after deduction of the underwriting discounts and estimated expenses, are estimated to be approximately $38,186,800 ($43,976,320 if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering for general corporate purposes consistent with its business strategy, including but not limited to, acquisitions by either the Company or the Bank, expansion of the Company's or the Bank's operations, capital contributions to the Bank to support growth and for working capital, and the possible repurchase of shares of the Company's preferred stock, subject to acceptable market conditions.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, as adjusted to give effect to the consummation of
(i) the tender offer by the Company, which expired on August 15, 1997, for any and all shares of its outstanding 9% Noncumulative Perpetual Preferred Stock and which resulted in the purchase of 448,583 shares of preferred stock, (ii) the assumed conversion to Class A Common Stock of all 920,000 shares of its outstanding 8% Noncumulative Convertible Preferred Stock, Series 1996, (iii) the redemption of all outstanding subordinated notes, (iv) the issuance and sale of the shares of Class A Common Stock offered hereby, and (v) the acquisition and merger of Consumers and the assumed issuance of 1,073,171 shares of Class A Common Stock (based upon the maximum that could be issued) in connection therewith. The following data should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company incorporated by reference into this Prospectus.

                                                                      ACTUAL                AS
                                                                AS OF JUNE 30, 1997     ADJUSTED (2)
                                                               ---------------------   -------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Deposits    ................................................        $1,100,923          $1,183,206
FHLB advances  .............................................           446,484             455,484
Company Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trusts Holding Solely Junior
 Subordinated Deferrable Interest Debentures of the
 Company    ................................................           116,000             116,000
Subordinated notes   .......................................               775                  --
                                                                    ----------          ----------
  Total deposits and borrowed funds    .....................         1,664,182           1,754,690
                                                                    ----------          ----------
Stockholders' equity:
Preferred Stock, Series B, 8% Convertible and 9%
 Perpetual, $.01 par value; authorized--10,000,000 shares;
 issued and outstanding-- 2,998,688 shares as of June 30,
 1997 and 1,630,105 shares as adjusted(1)    ...............                30                  16
Class A Common Stock, $.01 par value; authorized--
 30,000,000 shares; issued and outstanding--8,593,356
 shares as of June 30, 1997 and 14,399,860 shares as
 adjusted   ................................................                86                 144
Class B Common Stock, $.01 par value; authorized--
 3,000,000 shares, issued and outstanding--275,685 shares as
 of June 30, 1997 and as adjusted   ........................                 3                   3
Additional paid-in capital    ..............................            90,780             135,443
Retained earnings    .......................................            10,546              10,546
Net unrealized losses on securities available for sale,
 net of tax    .............................................               (30)                (30)
                                                                    ----------          ----------
  Total stockholders' equity  ..............................           101,415             146,122
                                                                    ----------          ----------
  Total deposits, borrowed funds and stockholders' equity           $1,765,597          $1,900,812
                                                                    ==========          ==========

----------------
(1) Such shares had an aggregate liquidation preference of $34.1 million at June 30, 1997 and $15.8 million as adjusted. For a more detailed description of preferred stock, common stock and equivalents, see "Description of Capital Stock."
(2) Does not include activity in the Company's capital accounts since June 30, 1997.

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

     The Class A Common Stock has been traded on Nasdaq since December 1985 under the symbol "BKUNA." On October 15, 1997 the closing bid and asked prices of the Class A Common Stock, as quoted on Nasdaq, were $12.875 and $13.000, respectively, and the reported last sale price of the Class A Common Stock was $13.000. As of September 25, 1997, there were approximately 403 record holders of Class A Common Stock and 8,612,317 shares issued and outstanding (including Suncoast Common Stock holders who have not yet presented their certificates for reissuance). The Company's Class B Common Stock is not currently traded on any established public market. As of September 25, 1997, there were approximately 19 holders of record and 275,685 shares issued and outstanding.

     There were no common stock dividends declared or paid in fiscal 1996 or 1995. See Note 11 to the Company's Notes to Consolidated Financial Statements incorporated by reference into this Prospectus for a discussion of restrictions on the Bank's payment of dividends to the Company.

     The following table sets forth, for the periods indicated, the cash dividends declared by the Company and range of high and low bid prices for the Class A Common Stock quoted on Nasdaq. Stock price data on Nasdaq reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                   CLASS A COMMON STOCK (1)            CLASS B COMMON STOCK (1)
                           ----------------------------------------   -------------------------
                                   PRICE
FISCAL YEAR ENDED          ---------------------    CASH DIVIDENDS         CASH DIVIDENDS
SEPTEMBER 30, 1994:          HIGH         LOW       PAID PER SHARE         PAID PER SHARE
------------------------   ----------   --------   ----------------   -------------------------
  1st Quarter  .........   $ 8.250      $ 7.500         $.025                  $.010
  2nd Quarter  .........   $ 7.500      $ 6.750         $.025                  $.010
  3rd Quarter  .........   $ 7.500      $ 6.750         $.025                  $.010
  4th Quarter  .........   $ 7.250      $ 6.000            --                     --

FISCAL YEAR ENDED
SEPTEMBER 30, 1995:
-----------------------
  1st Quarter  .........   $ 7.000      $ 4.500            --                     --
  2nd Quarter  .........   $ 6.250      $ 4.750            --                     --
  3rd Quarter  .........   $ 7.000      $ 5.000            --                     --
  4th Quarter  .........   $ 8.750      $ 7.130            --                     --

FISCAL YEAR ENDED
SEPTEMBER 30, 1996:
-----------------------
  1st Quarter  .........   $ 8.75       $ 6.00             --                     --
  2nd Quarter  .........   $ 8.50       $ 6.50             --                     --
  3rd Quarter  .........   $ 8.50       $ 7.25             --                     --
  4th Quarter  .........   $ 8.25       $ 7.25             --                     --

FISCAL YEAR ENDED
SEPTEMBER 30, 1997:
-----------------------
  1st Quarter  .........   $10.00       $ 7.875            --                     --
  2nd Quarter  .........   $11.25       $ 9.25             --                     --
  3rd Quarter  .........   $10.75       $ 8.50             --                     --
  4th Quarter  .........   $13.3125     $ 9.625            --                     --

FISCAL YEAR ENDED
SEPTEMBER 30, 1998:
-----------------------
  1st Quarter(2)  ......   $13.25       $12.75             --                     --

----------------
(1) Adjusted to reflect a 15% stock dividend paid in April of 1993 on the Class A Common Stock and Class B Common Stock.
(2) Through October 15, 1997.

          SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The information for, and as of the end of, the nine months ended June 30, 1997 and 1996 is unaudited, but in the opinion of management reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference into this Prospectus.

                                                                       AT OR FOR THE NINE
                                                                          MONTHS ENDED
                                                                            JUNE 30,
                                                                  ----------------------------
                                                                    1997(1)         1996
                                                                  ------------ ---------------
                                                                    (DOLLARS IN THOUSANDS,
                                                                    EXCEPT PER SHARE AMOUNTS)
OPERATIONS DATA:
Interest income  ................................................  $   73,932  $    36,953
Interest expense    .............................................      50,013       24,934
                                                                   ----------- ------------
Net interest income before provision (credit) for loan losses          23,919       12,019
Provision (credit) for loan losses    ...........................         695         (225)
                                                                   ----------- ------------
Net interest income after provision (credit) for loan losses  ...      23,224       12,244
                                                                   ----------- ------------
Non-interest income:
Service fees  ...................................................       2,298          432
Gain on sales of loans and mortgage-backed securities, net    ...          11            8
Gain (loss) on sales of other assets, net(2)   ..................           1           (6)
Other   .........................................................         207           51
                                                                   ----------- ------------
Total non-interest income    ....................................       2,517          485
                                                                   ----------- ------------
Non-interest expense:
Employee compensation and benefits    ...........................       6,745        3,161
Occupancy and equipment   .......................................       2,594        1,232
Insurance (3)    ................................................         701          748
Professional fees   .............................................       1,063          687
Other   .........................................................       5,611        2,470
                                                                   ----------- ------------
  Total non-interest expense    .................................      16,714        8,298
                                                                   ----------- ------------
Income before income taxes and Preferred Stock dividends   ......       9,027        4,431
Provision for income taxes (4)  .................................       3,594        1,693
                                                                   ----------- ------------
Net income before Preferred Stock dividends    ..................       5,433        2,738
Preferred Stock dividends    ....................................       2,167        1,609
                                                                   ----------- ------------
Net income after Preferred Stock dividends  .....................  $    3,266  $     1,129
                                                                   =========== ============
FINANCIAL CONDITION DATA:
Total assets  ...................................................  $1,807,192  $   801,531
Loans receivable, net, and mortgage-backed securities(5)   ......   1,587,124      702,529
Investments, overnight deposits, tax certificates, repurchase agreements, certificates of deposits and other interest
 earning assets  ................................................     115,262       79,991
Total liabilities   .............................................   1,705,777      731,871
Deposits   ......................................................   1,100,923      470,236
Borrowings    ...................................................     447,259      244,775
Trust Preferred Securities   ....................................     116,000           --
Total stockholders' equity   ....................................     101,415       69,660
Common stockholders' equity  ....................................      67,311       45,346
PER COMMON SHARE DATA:
Primary earnings per common share and common
 equivalent share   .............................................  $      .39  $       .28
                                                                   =========== ============
Earnings per common share assuming
 full dilution   ................................................  $      .38  $       .28
                                                                   =========== ============
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
Primary    ......................................................   8,376,849    3,997,331
 Fully diluted   ................................................   9,304,102    3,997,331
Equity per common share (6)  ....................................  $     7.59  $      7.95
Fully converted tangible equity per common share (6) ............  $     6.74  $      7.20

                                                                        AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                                                  ---------------------------------------------------------
                                                                       1996           1995          1994          1993
                                                                  --------------- ------------- ------------- -------------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATIONS DATA:
Interest income  ................................................ $    52,132      $    39,419   $    30,421   $    25,722
Interest expense    .............................................      34,622           26,305        16,295        12,210
                                                                  ------------     ------------  ------------  ------------
Net interest income before provision (credit) for loan losses          17,510           13,114        14,126        13,512
Provision (credit) for loan losses    ...........................        (120)           1,221         1,187         1,052
                                                                  ------------     ------------  ------------  ------------
Net interest income after provision (credit) for loan losses  ...      17,630           11,893        12,939        12,460
                                                                  ------------     ------------  ------------  ------------
Non-interest income:
Service fees  ...................................................         597              423           358           221
Gain on sales of loans and mortgage-backed securities, net    ...           5              239           150         1,496
Gain (loss) on sales of other assets, net(2)   ..................          (6)           9,569            --            --
Other   .........................................................          53                6            46             2
                                                                  ------------     ------------  ------------  ------------
Total non-interest income    ....................................         649           10,237           554         1,719
                                                                  ------------     ------------  ------------  ------------
Non-interest expense:
Employee compensation and benefits    ...........................       4,275            3,997         3,372         2,721
Occupancy and equipment   .......................................       1,801            1,727         1,258           978
Insurance (3)    ................................................       3,610            1,027           844           835
Professional fees   .............................................         929            1,269           833           543
Other   .........................................................       3,421            4,129         3,579         2,746
                                                                  ------------     ------------  ------------  ------------
  Total non-interest expense    .................................      14,036           12,149         9,886         7,823
                                                                  ------------     ------------  ------------  ------------
Income before income taxes and Preferred Stock dividends   ......       4,243            9,981         3,607         6,356
Provision for income taxes (4)  .................................       1,657            3,741         1,328         2,318
                                                                  ------------     ------------  ------------  ------------
Net income before Preferred Stock dividends    ..................       2,586            6,240         2,279         4,038
Preferred Stock dividends    ....................................       2,145            2,210         2,069         1,513
                                                                  ------------     ------------  ------------  ------------
Net income after Preferred Stock dividends  ..................... $       441      $     4,030   $       210   $     2,525
                                                                  ============     ============  ============  ============
FINANCIAL CONDITION DATA:
Total assets  ................................................... $   824,360      $   608,415   $   551,075   $   435,378
Loans receivable, net, and mortgage-backed securities(5)   ......     716,550          506,132       470,154       313,899
Investments, overnight deposits, tax certificates, repurchase agreements, certificates of deposits and other interest
 earning assets  ................................................      87,662           88,768        64,783       100,118
Total liabilities   .............................................     755,249          562,670       509,807       397,859
Deposits   ......................................................     506,106          310,074       347,795       295,108
Borrowings    ...................................................     237,775          241,775       158,175        97,775
Trust Preferred Securities   ....................................          --               --            --            --
Total stockholders' equity   ....................................      69,111           45,745        41,268        30,273
Common stockholders' equity  ....................................      44,807           21,096        16,667        17,162
PER COMMON SHARE DATA:
Primary earnings per common share and common
 equivalent share   ............................................. $       .10      $      1.77   $       .10   $      1.42
                                                                  ============     ============  ============  ============
Earnings per common share assuming
 full dilution   ................................................ $       .10      $      1.26   $       .10   $      1.00
                                                                  ============     ============  ============  ============
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
Primary    ......................................................   4,558,521        2,296,021     2,175,210     1,773,264
 Fully diluted   ................................................   4,558,521        4,158,564     2,175,210     3,248,618
Equity per common share (6)  .................................... $      7.85      $     10.20   $      8.33   $      8.86
Fully converted tangible equity per common share (6) ............ $      7.13      $      8.15   $      7.39   $      7.57

                                                                      1992
                                                                  ------------
OPERATIONS DATA:
Interest income  ................................................  $    24,243
Interest expense    .............................................       14,022
                                                                   ------------
Net interest income before provision (credit) for loan losses           10,221
Provision (credit) for loan losses    ...........................           70
                                                                   ------------
Net interest income after provision (credit) for loan losses  ...       10,151
                                                                   ------------
Non-interest income:
Service fees  ...................................................          142
Gain on sales of loans and mortgage-backed securities, net    ...           94
Gain (loss) on sales of other assets, net(2)   ..................            2
Other   .........................................................           25
                                                                   ------------
Total non-interest income    ....................................          263
                                                                   ------------
Non-interest expense:
Employee compensation and benefits    ...........................        1,986
Occupancy and equipment   .......................................          940
Insurance (3)    ................................................          697
Professional fees   .............................................          542
Other   .........................................................        2,002
                                                                   ------------
  Total non-interest expense    .................................        6,167
                                                                   ------------
Income before income taxes and Preferred Stock dividends   ......        4,247
Provision for income taxes (4)  .................................        1,538
                                                                   ------------
Net income before Preferred Stock dividends    ..................        2,709
Preferred Stock dividends    ....................................          875
                                                                   ------------
Net income after Preferred Stock dividends  .....................  $     1,834
                                                                   ============
FINANCIAL CONDITION DATA:
Total assets  ...................................................  $   345,931
Loans receivable, net, and mortgage-backed securities(5)   ......      250,606
Investments, overnight deposits, tax certificates, repurchase agreements, certificates of deposits and other interest
 earning assets  ................................................       83,445
Total liabilities   .............................................      322,907
Deposits   ......................................................      275,026
Borrowings    ...................................................       42,241
Trust Preferred Securities   ....................................           --
Total stockholders' equity   ....................................       16,797
Common stockholders' equity  ....................................       11,134
PER COMMON SHARE DATA:
Primary earnings per common share and common
 equivalent share   .............................................  $      1.27
                                                                   ============
Earnings per common share assuming
 full dilution   ................................................  $       .92
                                                                   ============
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
Primary    ......................................................    1,448,449
 Fully diluted   ................................................    2,376,848
Equity per common share (6)  ....................................  $      8.51
Fully converted tangible equity per common share (6) ............  $      6.86

                                                             AT OR FOR THE NINE
                                                                MONTHS ENDED
                                                                  JUNE 30,
                                                            ---------------------
                                                             1997(1)      1996
                                                            ---------- ----------
                                                                (DOLLARS IN
                                                                 THOUSANDS,
                                                                 EXCEPT PER
                                                                SHARE AMOUNTS)
SELECTED FINANCIAL RATIOS:
 (ANNUALIZED WHERE APPROPRIATE)
PERFORMANCE RATIOS:
Return on average assets(7)  ..............................      .54%       .54%
Return on average common equity    ........................     8.85       4.78
Return on average total equity(7)  ........................     7.84       6.43
Interest rate spread   ....................................     2.24       2.01
Net interest margin    ....................................     2.48       2.43
Dividend payout ratio(8)  .................................    39.89      58.77
Ratio of earnings to combined fixed charges and preferred
 stock dividends(9):
  .........................................................
Excluding interest on deposits  ...........................     1.29       1.14
Including interest on deposits  ...........................     1.11       1.07
Total loans, net, and mortgage-backed securities to total
 deposits  ................................................   147.14     149.40
Non-interest expenses to average assets  ..................     1.67       1.63
Efficiency ratio(10)   ....................................    59.35      65.00
ASSET QUALITY RATIOS:
Ratio of non-performing loans to total loans   ............      .65%       .84%
Ratio of non-performing assets to total loans, real estate
 owned and tax certificates  ..............................      .77       1.06
Ratio of non-performing assets to total assets    .........      .66        .92
Ratio of charge-offs to total loans   .....................      .04        .05
Ratio of loan loss allowance to total loans    ............      .21        .34
Ratio of loan loss allowance to non-performing loans    ...    32.20      40.20
CAPITAL RATIOS:
Ratio of average common equity to average total assets  ...     3.68%      4.64%
Ratio of average total equity to average total assets   ...     6.90       8.36
Tangible capital-to-assets ratio(11)  .....................     8.08       6.92
Core capital-to-assets ratio(11)   ........................     8.08       6.92
Risk-based capital-to-assets ratio(11)   ..................    14.04      13.90

                                                                 AT OR FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                                                            --------------------------------------------------------
                                                               1996       1995        1994        1993       1992
                                                            ---------- ---------- ------------ ---------- ----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED FINANCIAL RATIOS:
 (ANNUALIZED WHERE APPROPRIATE)
PERFORMANCE RATIOS:
Return on average assets(7)  ..............................      .36%      1.10%        .46%       1.12%      .92%
Return on average common equity    ........................     1.30      22.60        1.21       18.55     17.68
Return on average total equity(7)  ........................     4.30      14.70        5.84       14.07     14.72
Interest rate spread   ....................................     2.10       2.12        2.78        3.59      3.34
Net interest margin    ....................................     2.51       2.39        3.01        3.87      3.63
Dividend payout ratio(8)  .................................    82.95      35.42       96.79       40.66     34.97
Ratio of earnings to combined fixed charges and preferred
 stock dividends(9):
  .........................................................
Excluding interest on deposits  ...........................     1.05       1.52        1.07        1.87      1.83
Including interest on deposits  ...........................     1.02       1.21        1.03        1.27      1.18
Total loans, net, and mortgage-backed securities to total
 deposits  ................................................   141.58     163.13      134.40      109.65     91.12
Non-interest expenses to average assets  ..................     1.97       2.14        2.04        2.18      2.09
Efficiency ratio(10)   ....................................    76.45      85.53       66.06       45.17     57.76
ASSET QUALITY RATIOS:
Ratio of non-performing loans to total loans   ............      .99%      1.02%       1.07%       1.54%      .45%
Ratio of non-performing assets to total loans, real estate
 owned and tax certificates  ..............................     1.14       1.35        1.41        1.78       .66
Ratio of non-performing assets to total assets    .........      .95       1.10        1.17        1.46       .50
Ratio of charge-offs to total loans   .....................      .08        .13         .39         .07        --
Ratio of loan loss allowance to total loans    ............      .34        .32         .20         .38       .11
Ratio of loan loss allowance to non-performing loans    ...    33.74      31.54       18.89       24.70     25.41
CAPITAL RATIOS:
Ratio of average common equity to average total assets  ...     4.78%      3.14%       3.58%       3.79%     3.51%
Ratio of average total equity to average total assets   ...     8.44       7.47        8.05        7.99      6.24
Tangible capital-to-assets ratio(11)  .....................     7.01       7.09        6.65        7.56      6.66
Core capital-to-assets ratio(11)   ........................     7.01       7.09        6.65        7.56      6.66
Risk-based capital-to-assets ratio(11)   ..................    14.19      15.79       14.13       15.85     14.42

----------------
 (1) Includes operations of Suncoast from date of acquisition on November 15, 1996.
 (2) In 1995, the Company recorded a $9.3 million gain ($5.8 million after tax) from the sale of its branches on the west coast of Florida.
 (3) In 1996, the Company recorded a one time SAIF special assessment of $2.6 million ($1.6 million after tax).
 (4) Amount reflects expense from change in accounting principle of $195,000 for fiscal 1994. See Note 15 of the Notes to Consolidated Financial Statements incorporated by reference into this Prospectus.
 (5) Does not include mortgage loans held for sale (which at June 30, 1997 totaled $32.8 million).
 (6) Equity per common share and fully converted tangible equity per common share would have been $8.89 and $7.86, respectively, at June 30, 1997, after giving effect to this offering and assuming the conversion of all of the Company's Series 1996 Preferred Stock.
 (7) Return on average assets and average total equity are calculated before payment of preferred stock dividends.
 (8) The ratio of total dividends declared during the period (including dividends on the Bank's and the Company's preferred stock and the Company's Class A and Class B Common Stock) to total earnings for the period before dividends.
 (9) The ratio of earnings to combined fixed charges and preferred stock dividends excluding interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on borrowings plus 33% of rental expense plus preferred stock dividends on a pretax basis. The ratio of earnings to combined fixed charges and preferred stock dividends including interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on deposits plus interest on borrowings plus 33% of rental expense plus preferred stock dividends on a pretax basis.
(10) Efficiency ratio is calculated by dividing non-interest expenses less non-interest income (excluding gains on sales of branches) by net interest income.
(11) Regulatory capital ratio of the Bank, which as of June 30, 1997 does not include $54.6 million in cash, an intercompany receivable and securities held at the holding company level.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis and the related financial data present a review of the consolidated operating results and financial condition of the Company for the three and nine month periods ended June 30, 1997 and 1996 and for the fiscal years ended September 30, 1996, 1995 and 1994. This discussion and analysis are presented to assist the reader in understanding and evaluating the financial condition, results of operations and future prospects of the Company, and are intended to supplement, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto incorporated by reference into this Prospectus.

     The Company's income is derived primarily from its loans and other investments. Funding for such loans and investments is derived principally from deposits, loan repayments, and borrowings. Consequently, the Company's net income depends, to a large extent, on the interest rate spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings. Results of operations are also dependent on the dollar volume and asset quality of the Company's loans and investments.

     In addition to the foregoing, results of the Company's operations, like those of other financial institution holding companies, are affected by the Company's asset and liability management policies, as well as factors beyond the Company's control, such as general economic conditions and the monetary and fiscal policies of the federal government. Lending activities are affected by the demand for mortgage financing and other types of loans, which is in turn affected by the interest rates at which such financing may be offered and other factors affecting the supply of housing and the availability of funds. Deposit flows and costs of funds are influenced by yields available on competing investments and by general market rates of interest.

ACQUISITION OF SUNCOAST SAVINGS & LOAN ASSOCIATION, FSA AND THE BANK OF FLORIDA.

     On November 15, 1996, the Company completed its acquisition of Suncoast. Suncoast had total assets of $409.4 million, net loans of $335.0 million, deposits of $298.5 million and stockholders' equity of $24.7 million as of September 30, 1996. The cost of the acquisition to the Company was $27.8 million, representing the fair value of consideration given to Suncoast shareholders as well as option and warrant holders. See Note 18 of the Notes to Consolidated Financial Statements incorporated by reference into this Prospectus for additional information regarding this acquisition.

     In March 1996, the Company also acquired for cash consideration of $2.8 million, The Bank of Florida, a one branch state commercial bank which had assets of $28.1 million and deposits of $27.3 million on the date of acquisition.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM SEPTEMBER 30, 1996 TO JUNE 30, 1997.

     ASSETS. Total assets increased by $983 million, or 119.2%, from $824 million at September 30, 1996, to $1.81 billion at June 30, 1997, due primarily to the acquisition of Suncoast on November 15, 1996 and internally generated growth. On the date of the acquisition, Suncoast had total assets of $435.7 million.

     Cash and due from banks increased $4.0 million from $5.5 million as of September 30, 1996 to $9.5 million at June 30, 1997. This increase was primarily in response to the additional cash requirements resulting from the acquisition of Suncoast's mortgage loan servicing operations.

     The Company's short-term investments, consisting of FHLB overnight deposits and federal funds sold, decreased by $26.2 million, to $2.4 million at June 30, 1997, from $28.6 million at September 30, 1996. This decrease was due primarily to the reinvestment of such funds in loans receivable.

     Mortgage-backed securities available for sale increased $65.9 million from $55.5 million at September 30, 1996 to $121.4 million at June 30, 1997, due primarily to $18.7 million of mortgage-backed securities acquired with Suncoast and the purchase of $56.5 million mortgage backed securities.

All mortgage backed-securities acquired with Suncoast, as well as all mortgage backed-securities purchased in the nine months ended June 30, 1997, have been classified as available for sale.

     The Company's net loan portfolio increased by $840.0 million, or 129.9%, to $1.5 billion at June 30, 1997, from $646.4 million at September 30, 1996, primarily due to the acquisition of $341.4 million of loans with Suncoast and the purchase of $545.4 million of residential loans.

     Loans available for sale as of June 30, 1997 were $32.8 million as compared with no such loans available for sale as of September 30, 1996. Beginning in the Company's fiscal 1997 fourth quarter, management intends to offer for sale between 50% to 75% of the Company's internally generated residential loans.

     The increase in mortgage servicing rights, goodwill, prepaid expenses and other assets totaling $32.8 million relates to the acquisition of Suncoast. In the second quarter, the Company sold $292 million of Ginnie Mae ("GNMA") mortgage servicing rights for $4.7 million. No gain or loss was recorded on the sale.

     Total non-performing assets as of June 30, 1997 were $11.9 million which represents an increase of $4.1 million from $7.8 million as of September 30, 1996; while non-performing assets as a percentage of total assets declined 29 basis points from .95% as of September 30, 1996 to .66% as of June 30, 1997. Approximately $2.4 million of non-performing assets were acquired with Suncoast.

     The allowance for loan losses increased $963,000 from $2.2 million as of September 30, 1996 to $3.1 million as of June 30, 1997. The increase was attributable primarily to the allowance acquired from Suncoast of $775,000.

     The following table sets forth information concerning the Company's non-performing assets for the periods indicated.

                                                                            JUNE 30,     SEPTEMBER 30,
                                                                              1997           1996
                                                                           ----------   --------------
                                                                             (DOLLARS IN THOUSANDS)
Non-accrual loans(1) ...................................................   $ 7,806        $  4,939
Restructured loans   ...................................................     1,887           1,457
                                                                           --------       --------
  Total non-performing loans  ..........................................     9,693           6,396
Non-accrual tax certificates  ..........................................     1,051             800
REO   ..................................................................     1,171             632
                                                                           --------       --------
  Total non-performing assets ..........................................   $11,915        $  7,828
                                                                           ========       ========
Allowance for tax certificates   .......................................   $   661        $    614
Allowance for loan losses  .............................................     3,121           2,158
                                                                           --------       --------
  Total allowance ......................................................   $ 3,782        $  2,772
                                                                           ========       ========
Non-performing assets as a percentage of total assets ..................       .66%            .95%
Non-performing loans as a percentage of total loans   ..................       .65%            .99%
Allowance for loan losses as a percentage of total loans ...............       .21%            .34%
Allowance for loan losses as a percentage of non-performing loans ......     32.20%          33.74%

----------------
(1) In addition, management had concerns as to the borrower's ability to comply with present repayment terms on $1,794,390 and $109,000 of accruing loans as of June 30, 1997 and September 30, 1996, respectively. A substantial portion of this increase was due to one commercial real estate loan with a balance of $1,257,643 which, although now current, had in the past become 90 days past due.

     Subsequent to June 30, 1997, management became aware of problems concerning seven loans (acquired with Suncoast) to one borrower totaling $1.5 million as of June 30, 1997. Management believes the potential losses, if any, on these loans will be insignificant; however, the collection time period may be lengthy.

     LIABILITIES. Deposits increased by $594.8 million, or 117.5%, to $1.1 billion at June 30, 1997 from $506.1 million at September 30, 1996. Of this growth, $323.7 million was acquired with Suncoast; $67.6 million of the increase represents growth in former Suncoast branches since acquisition; $128.1 million represents growth in the three branches opened in the last 18 months; and $22.0 million represents deposits from the State of Florida. Management believes this strong deposit growth was primarily attributable to the Company offering competitive interest rates and personalized service. The Company intends to open six or more branches in the next 12 months.

     FHLB advances were $446.5 million at June 30, 1997, up $209.5 million from $237.0 million at September 30, 1996. This increase was the result of FHLB advances being used to fund the purchase of residential loans as well as $26.5 million of advances assumed by the Bank in connection with the acquisition of Suncoast.

     In July 1997, the Company notified all outstanding subordinated note holders that all the remaining notes, totaling $774,500, would be called as of August 31, 1997.

     CAPITAL. The Company's total stockholders' equity was $101.4 million at June 30, 1997, an increase of $32.3 million, or 46.7%, from $69.1 million at September 30, 1996. The increase was due primarily to the issuance of 2,199,930 shares of Class A Common Stock and 920,000 shares of 8% Noncumulative Convertible Preferred Stock, Series 1996, issued in connection with the Suncoast acquisition. The estimated value of the stock issued to acquire Suncoast was $27.8 million.

     In December 1996, the Company's subsidiary, BankUnited Capital, issued $50 million of Trust Preferred Securities; in March 1997, BankUnited Capital issued an additional $20 million of Trust Preferred Securities; and in June 1997, the Company's subsidiary, BankUnited Capital II issued $46 million of Trust Preferred Securities. The net proceeds from the sales of the Trust Preferred Securities were $112 million. These funds may be used for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Bank, capital contributions to support the Bank's growth and for working capital, and the possible repurchase of shares of the Company's preferred stock subject to acceptable market conditions. In the nine months ended June 30, 1997, the Company contributed $60 million of additional capital to the Bank.

     In February 1997, the holder of the Company's Series C and Series C-II classes of preferred stock exercised the right to convert both classes to Class A Common Stock at exchange ratios of 1.45475 shares of Class A Common Stock for each share of Series C preferred stock and 1.3225 shares of Class A Common Stock for each share of Series C-II preferred stock. The Company had previously exercised its right to call both classes of preferred stock.

     In July 1997, the Company began a tender offer to purchase any and all of its outstanding shares of 9% Preferred Stock at $10.25 per share. The offer expired on August 15, 1997, and the Company purchased 448,583 shares pursuant thereto. The number of shares remaining outstanding after the tender offer is 701,417 shares.

DISCUSSION OF FINANCIAL CONDITION CHANGES FOR THE YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

     Total assets increased $216.0 million, or 35.5% to $824.4 million at September 30, 1996 from $608.4 million at September 30, 1995, as compared to $551.1 million at September 30, 1994.

     LOANS. The Company's net loans receivable increased by $193.3 million, or 42.6%, to $646.4 million, at September 30, 1996 from $453.1 million at September 30, 1995. The increase was primarily the result of $210.1 million of purchased residential loans, a $32.0 million purchase of a commercial real estate loan package, and $82.7 million of loan originations, partially offset by principal repayments of $133.8 million, (net of accretion of discounts and amortization of premiums), sales of $4.4 million, and principal charge-offs and transfers to REO of $1.6 million. The commercial real estate loan package was comprised of 23 loans in South Florida with principal balances ranging from $376,000 to

$4.7 million. Loans receivable increased $40.2 million from September 30, 1994 to September 30, 1995, a 9.8% change, primarily due to $76.1 million in residential loans purchased in fiscal 1995.

     Of the new loans originated or purchased during fiscal 1996 totaling $332.9 million, $207.1 million or 62.3% represented adjustable-rate residential loans. Of the Company's total net loans receivable of $646.4 million at September 30, 1996, $448.7 million or 69.4% were ARM's. Of this amount the Company had $155.7 million in ARM's tied to the 11th District Federal Home Loan Bank cost of funds index ("COFI"). COFI is a lagging index in that it does not change as quickly as market rates. See "Business--Lending Activities--Residential Mortgage Loan Purchases and Originations."

     CREDIT QUALITY. At September 30, 1996 non-performing assets totaled $7.8 million as compared to $6.7 million and $6.4 million at September 30, 1995 and 1994, respectively. Expressed as a percentage of total assets, non-performing assets declined to 0.95% as of September 30, 1996 as compared to 1.10% as of September 30, 1995 and 1.17% as of September 30, 1994. The percentage declines in fiscal 1996 and fiscal 1995 were due to asset growth.

     Prior to 1993, the Company did not experience significant loan losses. However, beginning late in 1993, the Company began to charge off loans, particularly in Southern California where real estate values declined. Real estate values in Southern California had declined because of i) a slowing in the economy due to plant closings and layoffs in certain industries, ii) natural disasters in the area, and iii) an over-valuation of the real estate market, in general, prior to the decline. While real estate values in Southern California stabilized during 1996, the Company believes that real estate values there have declined sufficiently since 1993 for there to be a continuing risk that borrowers faced with home mortgage payments based on 1993 values would default on their home mortgages. From late 1993 through September 30, 1996 the Company recorded a total of $2.4 million in charge offs for residential loans secured by property in Southern California. Of these Southern California charge offs, $1.0 million or 41.7% (an unusually high charge off rate) were for loans purchased from a single seller. As a result, the Company instituted legal action against the seller for breach of warranty to recover the Company's losses. In October 1995, this legal action was settled, which resulted in a recovery of $1.0 million. Taking into account this $1.0 million recovery, the Company recorded net charge offs of $1.7 million for the period from late 1993 through September 30, 1996, of which $1.4 million or 82.4% were for residential loans secured by real properties in Southern California.

     Beginning in fiscal 1993, the Company began to reduce the percentage of new loans acquired which were secured by property located in California and ceased acquiring all but de minimis amounts of such loans in April 1994. As of September 30, 1996 the Company had $125.8 million of residential loans in California which constituted 15.3% of its assets. This compares to $183.6 million, or 33.3% of its assets as of September 30, 1994, and $147.2 million or 24.2% as of September 30, 1995. Although effective in fiscal 1997, after taking into account the improved economic conditions in Southern California, management has discontinued this policy. To date it has made no significant purchases of additional recently originated residential loans secured by property located in California.

     The allowance for loan losses was $2.2 million, $1.5 million, and $0.8 million at September 30, 1996, 1995, and 1994, respectively. The allowance for loan losses as a percentage of total loans increased to 0.34% at fiscal year end 1996, as compared to 0.32% at fiscal year end 1995, and .20% at fiscal year end 1994. The increase in non-performing assets to $7.8 million as of September 30, 1996 from $6.7 million as of September 30, 1995 was due to increases in non-performing loans of $1.7 million and non-accrual tax certificates of $226,000, partially offset by a decrease in REO of $821,000. The increase in nonaccrual tax certificates was due primarily to certificates purchased in 1993 which were not redeemed and on which the Company determined not to apply for tax deeds. REO declined from $1.5 million as of September 30, 1995 to $632,000 as of September 30, 1996. The decrease in REO was due to sales of properties in fiscal 1996 with net book values totaling $2.3 million, partially offset by new additions to REO of $1.4 million during the year. As a percentage of non-performing loans, the allowance for loan losses increased from 18.9% at September 30, 1994, to 31.5% at September 30, 1995 and 33.7% at September 30, 1996. At September 30, 1996, $2.8 million, or 43.4%, of the Company's non-performing loans were secured by Southern California properties as compared to $1.5 million or 37.6%, as of September 30, 1995. This level of Southern California non-performing loans reflected the longer time period required for foreclosures to be completed on California properties as compared to that for foreclosures in other states.

     Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures ("SFAS No. 114"). There was no impact on the consolidated statement of operations upon implementation due to the composition of the Company's loan portfolio (primarily residential or collateral dependent loans) and the Company's policy for establishing the allowance for loan losses. The only impact to the consolidated statement of financial condition and to non-performing assets was to reclassify three loans totaling $522,000 previously classified as in substance foreclosures in real estate owned to non accrual loans. These loans were reclassified because the Company did not have possession of the collateral which, under SFAS No. 114 is required for a loan to be classified as real estate owned. SFAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. Loans collectively reviewed by the Company for impairment include all residential and consumer loans that are past due not more than 60 days. All other loans are reviewed based on specific criteria such as delinquency or other factors that may come to the attention of management. The Company's impaired loans within the scope of SFAS No. 114 include all non-performing loans.

     The Company's process for evaluating the adequacy of the allowance for loans losses has three basic elements: first is the identification of impaired loans; second is the establishment of an appropriate loan loss allowance once individual specific impaired loans are identified; and third is a methodology for establishing loans losses based on the inherent risk in the remainder of the loan portfolio, past loan loss experience, specific loans which could have loss potential, geographic and industry concentration, delinquency trends, economic conditions, the views of its regulators, and other relevant factors.

     The identification of impaired loans is achieved mainly through individual reviews of all loans 60 or more days past due. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral in accordance with SFAS No. 114.

     Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Adjustments to impairment losses resulting from changes in the fair value of an impaired loan's collateral are included in the provision for loan losses. Upon disposition of an impaired loan any related valuation allowance is removed from the allowance for loan losses. The allowance for loan losses is adjusted by additions charged to operations as a provision for loan losses and by loan recoveries, with actual losses charged as reductions to the allowance.

     Management believes that the allowance for loan losses is adequate given the strength of the Company's collateral position and the attention given to loan review and classifications. There can be no assurance that additional provisions for loan losses will not be required in future periods.

     The following table sets forth information concerning the Company's non-performing assets for the periods indicated:

                                                                                  SEPTEMBER 30,
                                                     ------------------------------------------------------------------------
                                                           1996            1995          1994          1993          1992
                                                     ----------------   -----------   -----------   -----------   -----------
                                                                              (DOLLARS IN THOUSANDS)
Non-accrual loans(l)   ...........................    $    4,939(2)      $  3,496      $  3,918      $  4,225      $  1,043
Restructured loans(3)  ...........................         1,457            1,070           533           569            --
Loans past due 90 days and still accruing   ......            --               92            --            --            --
                                                      -----------        --------      --------      --------      --------
  Total non-performing loans    ..................         6,396            4,658         4,451         4,794         1,043
Non-accrual tax certificates    ..................           800              574            --            --            --
Real estate owned   ..............................           632            1,453         1,983         1,581           680
                                                      -----------        --------      --------      --------      --------
  Total non-performing assets   ..................    $    7,828         $  6,685      $  6,434      $  6,375      $  1,723
                                                      ===========        ========      ========      ========      ========
Allowance for losses on tax certificates    ......    $      614         $    569      $     85      $     --      $     --
Allowance for loan losses    .....................         2,158            1,469           841         1,184           265
                                                      -----------        --------      --------      --------      --------
  Total allowance   ..............................    $    2,772         $  2,038      $    926      $  1,184      $    265
                                                      ===========        ========      ========      ========      ========
Non-performing assets as a percentage
 of total assets    ..............................           .95%            1.10%        1.17%         1.46%           .50%
Non-performing loans as a percentage
 of total loans(4)  ..............................           .99%            1.02%        1.07%         1.54%           .45%
Allowance for loan losses as a percentage
 of total loans(4)  ..............................           .34%             .32%          .20%          .38%          .11%
Allowance for loan losses as a percentage of
 non-performing loans  ...........................         33.74%           31.54%        18.89%        24.70%        25.41%

----------------
(1) Gross interest income that would have been recorded on non-accrual loans had they been current in accordance with original terms was $217,000, $128,000, $52,000, $295,000, and $127,000, for the years ended September
    30, 1996, 1995, 1994, 1993, and 1992, respectively. The amount of interest income on such non-accrual loans included in net income for years ended September 30, 1996, 1995, and 1994 was $145,000, $113,000 and $15,000,
    respectively.
(2) In addition to the above, management had concerns as to the borrower's ability to comply with present repayment terms on $109,000 of accruing loans as of September 30, 1996.
(3) All restructured loans were accruing.
(4) Based on balances prior to deductions for allowance for loan losses.

     TAX CERTIFICATES. The Company's investment in tax certificates increased $544,000, or 1.4%, to $40.1 million at September 30, 1996 from $39.5 million at September 30, 1995. The increase was primarily the result of $30.4 million in certificate purchases during fiscal 1996 which exceeded $29.9 million in certificate redemptions and repayments.

     MORTGAGE-BACKED SECURITIES. The Company's held-to-maturity mortgage-backed securities portfolio decreased $36.2 million, or 71.1%, to $14.7 million at September 30, 1996 from $50.9 million at September 30, 1995, primarily as a result of the Company's reclassifying $31.8 million of held-to-maturity mortgage-backed securities to available-for-sale in accordance with "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" issued by the Financial Accounting Standards Board which permitted a one-time reclassification. The reclassified securities had a market value of $916,000 in excess of their book value at the time of the transfer.

     The Company's available for sale mortgage-backed securities portfolio increased $53.4 million to $55.5 million as of September 30, 1996 from $2.1 million as of September 30, 1995; $31.8 million of the increase was due to the reclassification from held to maturity discussed above; $9.1 million of the increase was due to securities acquired with the Bank of Florida; and the remainder of the increase was due to purchases made during the 1996 fiscal year.

     DEPOSITS. Deposits increased by $196.0 million, or 63.2%, to $506.1 million at September 30, 1996 from $310.1 million at September 30, 1995. Management believes the increase in deposits was attributable to the Company offering competitive interest rates and personalized service. In addition, the Company acquired deposits of $27.3 million in the purchase of the Bank of Florida and opened branches in Boca Raton, Florida in December, 1995, Boynton Beach, Florida in June 1996 and West Palm Beach, Florida in September, 1996.

     In July 1995, the Company sold its three branches on the west coast of Florida with total deposits of $130.3 million. The Company has shifted its deposit growth strategy to focus on Dade, Broward and Palm Beach Counties.

     STOCKHOLDERS' EQUITY. Stockholders' equity was $69.1 million at September 30, 1996, an increase of $23.4 million or 51.1% from $45.7 million at September 30, 1995. The increase was due primarily to the issuance of 3,565,000 shares of Class A Common Stock pursuant to a stock offering completed in February 1996. Net proceeds from the offering were approximately $23.0 million.

     LIQUIDITY AND CAPITAL RESOURCES. The Company's most significant sources of funds are deposits, FHLB advances, amortization and pre-payment of mortgage loans and securities, maturities of investment securities and other short term investments, and earnings and funds provided from operations. While FHLB advances, scheduled mortgage loan repayments and securities repayments are relatively predicable sources of funds, deposit flows and prepayments on loans and mortgage-backed securities are greatly influenced by general interest rates, economic conditions and competition. The Company manages the pricing of its deposits to maintain a desired balance. In addition, the Company invests excess funds in federal funds and other short-term interest-earning assets which provide liquidity to meet lending requirements.

     The Bank is required under applicable federal regulations to maintain specified levels of liquid investments in cash, United States government securities and other qualifying investments. Regulations currently in effect require the Bank to maintain liquid assets of not less than 5.0% of its net withdrawable accounts plus short-term borrowings, of which short-term liquid assets must consist of not less than 1.0%. As of September 30, 1996, the Bank had liquid assets and short-term liquid assets of 6.75% and 3.8%, respectively, which was in compliance with these requirements, and as of June 30, 1997, the Bank had liquid assets and short-term liquid assets of 5.9% and 1.9%, respectively, which was in compliance with these requirements.

     The Company's primary use of funds is to purchase or originate loans and to purchase mortgage-backed and investment securities. In fiscal 1996, 1995, and 1994, loans increased $192.8 million, $43.1 million, and $117.6 million, respectively, and the Company purchased $22.7 million, $16.6 million, and $61.4 million, respectively, of mortgage-backed and investment securities. In addition, in 1995, the Company sold branches having $130.3 million of deposits. Funding for the above came primarily from increases in deposits of $196.0 million in 1996, increases in FHLB advances and other borrowings of $83.6 million in 1995 and increases in both deposits and FHLB advances and other borrowings of $52.7 million and $60.4 million, respectively, in 1994.

     Federal savings banks such as the Bank are also required to maintain capital at levels specified by applicable minimum capital ratios. For a detailed discussion of these requirements, see "Regulation--Savings Institutions Regulations--Regulatory Capital Requirements." At September 30, 1996, the Bank was in compliance with all capital requirements and met the definition of a "well capitalized" institution under applicable federal regulations.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 1997 AND
1996

     NET INCOME AFTER PREFERRED STOCK DIVIDENDS. The Company had net income after preferred stock dividends of $1,273,000 for the three months ended June 30, 1997, compared to net income after preferred stock dividends of $597,000 for the three months ended June 30, 1996. All major categories of income and expense increased significantly in the three months ended June 30, 1997 as compared to the three months ended June 30, 1996 and reflect the significant growth the Company has experienced in the last year. A significant factor in such growth was the acquisition of Suncoast, which was completed on November 15, 1996 and the operations of which are included in the Company`s Consolidated Statement of Operations for the three months ended June 30, 1997. Below is a more detailed discussion of each major category of income and expenses.

     NET INTEREST INCOME. Net interest income increased $4.1 million, or 87.2%, to $8.8 million for the three months ended June 30, 1997 from $4.7 million for the three months ended June 30, 1996. This increase was attributable to an increase in average interest-earning assets of $843.8 million, or 114.1%, to $1.6 billion for the three months ended June 30, 1997 from $739.7 million for the three months ended June 30, 1996, offset by an increase in average interest-bearing liabilities of $838.1 million, or 124.2%, to $1.5 billion for the three months ended June 30, 1997 from $675.0 million for the three months ended June 30, 1996. Approximately $400 million of the increase in average interest-earning assets for the three months ended June 30, 1997 was a result of the acquisition of Suncoast. The remaining increase in average interest-earning assets was due primarily to loan purchases. The average yield on interest-earning assets increased 26 basis points to 7.63% for the three months ended June 30, 1997 from 7.37% for the three months ended June 30, 1996. The increase in average yield was attributable to an increase in the yield on loans receivable relating primarily to commercial real estate and construction loans acquired with Suncoast. Suncoast had a greater percentage of higher yielding commercial real estate and construction loans than the Bank.

     The increase in interest income of $16.6 million, or 121.9%, to $30.2 million for the three months ended June 30, 1997 from $13.6 million for the three months ended June 30, 1996, reflects increases in interest and fees on loans of $15.8 million. The average yield on loans receivable increased to 7.74% for the three months ended June 30, 1997 from 7.58% for the three months ended June 30, 1996 and the average balance of loans receivable increased $801.7 million, or 138.8%, to $1.4 billion for the three months ended June 30, 1997. Approximately $360 million of the increase in loans was due to the acquisition of Suncoast and, as stated above, the increase in the yield on loans was also attributable to Suncoast.

     The increase in interest expense of $12.5 million, or 140.3%, to $21.4 million for the three months ended June 30, 1997 from $8.9 million for the three months ended June 30, 1996 primarily reflects an increase in interest expense on interest-bearing deposits of $8.5 million, or 154.5%, from $5.5 million for the three months ended June 30, 1996, to $14.0 million for the three months ended June 30, 1997. This increase was due to an increase in average interest-bearing deposits of $633 million, or 143.4%, from $442 million for the three months ended June 30, 1996 to $1.1 billion for the three months ended June 30, 1997. Approximately $300 million of this increase represents deposits acquired with Suncoast. The average rate paid on interest-bearing deposits increased 22 basis points from 5.03% for the three months ended June 30, 1996 to 5.25% for the three months ended June 30, 1997. Interest on the Trust Preferred Securities was $2.1 million for the three months ended June 30, 1997 compared with no interest expense in 1996.

     PROVISION FOR LOAN LOSSES. The provision for loan losses for the three months ended June 30, 1997 was $280,000 as compared with $75,000 for the three months ended June 30, 1996 reflecting the increase in loans receivable between periods. The provision for loan losses represents management's estimate of the charge to operations after reviewing the nature, volume, delinquency status, and inherent risk in the loan portfolio in relation to the allowance for loan losses. For a detailed discussion of the Company's asset quality and allowance for loan losses, see "--Discussion of Financial Condition Changes for the Years Ended September 30, 1994, 1995 and 1996--Credit Quality."

     NON-INTEREST INCOME. Non-interest income for the three months ended June 30, 1997 was $916,000 compared with $198,000 for the three months ended June 30, 1996, an increase of $718,000. Of this increase, $488,000 represents loan servicing fees (net of amortization of capitalized servicing rights) from operations acquired with Suncoast. The remaining increase was primarily attributable to service fees on deposits reflecting the increase in the amount of deposits outstanding.

     NON-INTEREST EXPENSES. Operating expenses increased $3.2 million, or 104.9%, to $6.2 million for the three months ended June 30, 1997 compared to $3.0 million for the three months ended June 30,

1996. The increase in expenses was attributable to the growth the Company has experienced including the expenses of Suncoast's operations.

     INCOME TAXES. The income tax provision was $1.3 million for the three months ended June 30, 1997 compared to $706,000 for the three months ended June 30, 1996. The increase in income taxes was the result of the Company's higher pre-tax earnings during the three months ended June 30, 1997, compared to the three months ended June 30, 1996.

     PREFERRED STOCK DIVIDENDS. Preferred stock dividends for the three months ended June 30, 1997 were $718,000, an increase of $181,000, as compared to $537,000 for the three months ended June 30, 1996. This increase was the result of dividends paid on the 8% Noncumulative Convertible Preferred Stock, Series 1996, issued in connection with the acquisition of Suncoast, partially offset by the conversion of the Noncumulative Convertible Preferred Stock, Series C and C-II in February 1997.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED JUNE 30, 1997 AND 1996

     NET INCOME AFTER PREFERRED STOCK DIVIDENDS. The Company had net income after preferred stock dividends of $3.3 million for the nine months ended June 30, 1997, compared to net income after preferred stock dividends of $1.1 million for the nine months ended June 30, 1996. All major categories of income and expense increased significantly in the nine months ended June 30, 1997 as compared to the nine months ended June 30, 1996 and reflect the significant growth the Company has experienced in the last year. A significant factor in such growth was the acquisition of Suncoast, which was completed on November 15, 1996. The Company's Consolidated Statement of Operations for the nine months ended June 30, 1997 reflects Suncoast's operations from the date of acquisition. Below is a more detailed discussion of each major category of income and expenses.

     NET INTEREST INCOME. Net interest income increased $11.9 million, or 99.0%, to $23.9 million for the nine months ended June 30, 1997 from $12.0 million for the nine months ended June 30, 1996. This increase was attributable to an increase in average interest-earning assets of $613.8 million, or 92.4%, to $1.3 billion for the nine months ended June 30, 1997 from $664.5 million for the nine months ended June 30, 1996. Approximately $300 million of the increase in average interest-earning assets for the nine months ended June 30, 1997 was a result of the acquisition of Suncoast. The remaining increase in average interest-earning assets is due primarily to loan purchases. The average yield on interest-earning assets increased 29 basis points to 7.70% for the nine months ended June 30, 1997 from 7.41% for the nine months ended June 30, 1996. The increase in average yield was attributable to an increase in the yield on loans receivable relating primarily to commercial real estate and construction loans acquired with Suncoast. Suncoast had a greater percentage of higher yielding commercial real estate and construction loans than the Bank.

     The increase in interest income of $37.0 million, or 100.0%, to $73.9 million for the nine months ended June 30, 1997 from $37.0 million for the nine months ended June 30, 1996, primarily reflects increases in interest and fees on loans of $35.3 million. The average yield on loans receivable increased to 7.87% for the nine months ended June 30, 1997 from 7.62% for the nine months ended June 30, 1996 and the average balance of loans receivable increased $579.5 million, or 113.6%, to $1.1 billion for the nine months ended June 30, 1997. Approximately $300 million of the increase in loans was due to the acquisition of Suncoast and, as stated above, the increase in the yield on loans was also attributed to Suncoast.

     The increase in interest expense of $25.1 million, or 100.6%, to $50.0 million for the nine months ended June 30, 1997 from $24.9 million for the nine months ended June 30, 1996 primarily reflects an increase in interest expense on interest-bearing deposits of $20.2 million, or 139.2%, from $14.6 million for the nine months ended June 30, 1996, to $34.8 million for the nine months ended June 30, 1997 and interest expense of $3.5 million on Trust Preferred Securities which were issued in fiscal 1997. This increase was due to an increase in average interest-bearing deposits of $525 million, or 138.4%, from $379 million for the nine months ended June 30, 1996 to $904 million for the nine months ended

June 30, 1997. Approximately $250 million of this increase represents deposits acquired with Suncoast. The average rate paid on interest-bearing deposits increased two basis points from 5.13% for the nine months ended June 30, 1996 to 5.15% for the nine months ended June 30, 1997.

     PROVISION FOR LOAN LOSSES. The provision for loan losses for the nine months ended June 30, 1997 was $695,000 as compared with a credit for loan losses of $225,000 for the nine months ended June 30, 1996. The credit in 1996 was due to a recovery of approximately $1 million as a result of a legal settlement relating to certain loans previously purchased. The provision for loan losses represents management's estimate of the charge to operations after reviewing the nature, volume, delinquency status, and inherent risk in the loan portfolio in relation to the allowance for loan losses. For a detailed discussion of the Company's asset quality and allowance for loan losses, see "--Description of Financial Condition Changes for the Years Ended September 30, 1994, 1995 and 1996--Credit Quality."

     NON-INTEREST INCOME. Non-interest income for the nine months ended June 30, 1997 was $2.5 million compared with $485,000 for the nine months ended June 30, 1996, an increase of $2.0 million. Of this increase, $1.2 million represents loan servicing fees (net of amortization of capitalized servicing rights) from operations acquired with Suncoast. The remaining increase was primarily attributable to service fees on deposits reflecting the increase in the amount of deposits outstanding.

     NON-INTEREST EXPENSES. Operating expenses increased $8.4 million, or 101.4%, to $16.7 million for the nine months ended June 30, 1997 compared to $8.3 million for the nine months ended June 30, 1996. The increase in expenses was attributable to the growth the Company has experienced including the expenses of Suncoast's operations.

     INCOME TAXES. The income tax provision was $3.6 million for the nine months ended June 30, 1997 compared to $1.7 million for the nine months ended June 30, 1996. The increase in income taxes was the result of the Company's higher pre-tax earnings during the nine months ended June 30, 1997, compared to the nine months ended June 30, 1996.

     PREFERRED STOCK DIVIDENDS. Preferred stock dividends for the nine months ended June 30, 1997 were $2.2 million, an increase of $558,000, as compared to $1.6 million for the nine months ended June 30, 1996. This increase is the result of dividends paid on the 8% Noncumulative Convertible Preferred Stock, Series 1996, issued in connection with the acquisition of Suncoast, partially offset by the conversion of the Noncumulative Convertible Preferred Stock, Series C and C-II in February 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

     NET INCOME. Net income before preferred stock dividends for fiscal 1996 was $2.6 million compared to $6.2 million in 1995. The decrease in net income was primarily attributable to the pretax gain recorded in the fourth quarter of fiscal 1995 of $9.3 million ($5.8 million after tax) from the sale of the Company's three branches on the west coast of Florida and the expense of a one-time special assessment by the SAIF of $2.6 million ($1.6 million after tax) in the fourth quarter of 1996. The SAIF special assessment became effective on September 30, 1996, in connection with the federal government's plan to recapitalize the SAIF. Many banks and thrifts were levied a 65.7 basis point charge against their SAIF deposit base to help meet the 1.25% mandated deposit reserve ratio. See "--Non-Interest Expenses" below.

     Primary earnings per share were $0.10 in 1996 compared to $1.77 in 1995. Fully diluted earnings per share totaled $0.10 in 1996 compared to $1.26 in 1995. There were no common stock dividends declared in fiscal 1996 or 1995. In the fourth quarter of fiscal 1994 the Company suspended common stock dividends for the foreseeable future in order to use funds to support managed and controlled growth.

     NET INTEREST INCOME. Net interest income before provision for loan losses increased $4.4 million or 33.6% to $17.5 million in fiscal 1996 from $13.1 million in fiscal 1995. The increase was attributable to an increase in the average interest-earning assets of $148.6 million, or 27.1%, to $696.4 million in 1996 from $547.9 million in 1995, offset by a decline in the net interest rate spread of two basis points, to 2.10% for 1996 from 2.12% for 1995. Average interest-earning assets increased primarily because of purchases of loans which were funded by an increase in certificates of deposit. The average yield on interest-earning assets increased 29 basis points to 7.49% for 1996 from 7.20% for fiscal 1995, and the average cost of interest-bearing liabilities increased 31 basis points to 5.39% for 1996 from 5.08% for 1995.

     The increase in interest income of $12.7 million, or 32.2%, to $52.1 million for fiscal 1996 from $39.4 million for 1995 reflects increases in interest and fees on loans of $11.1 million or 36.9%. The average yield on loans increased to 7.65% for 1996 from 7.19% for 1995 and the average balance of loans receivable increased $120.8 million, or 28.8%, to $540.3 million for fiscal 1996. The increase in average loans receivable was primarily due to purchases of residential loans. In this regard the Company acquired $110.7 million of non-residential loans as part of the Suncoast acquisition subsequent to year end.

     The increase in interest expense of $8.3 million, or 31.6% to $34.6 million for fiscal 1996 from $26.3 million for 1995 primarily reflects an increase in interest on deposits of $2.9 million or 16.5% to $20.8 million for 1996, and an increase in interest on borrowings of $5.4 million, or 63.6%, to $13.8 million for 1996. The average cost of interest-bearing deposits increased 34 basis points to 5.12% in fiscal 1996 compared with 4.78% in fiscal 1995. The average cost of interest-bearing deposits increased primarily because higher rate certificates of deposit represent a greater percentage of interest-bearing liabilities. The average balance of interest-bearing deposits increased $32.9 million or 8.8% to $406.6 million for fiscal 1996. The average cost of borrowings remained relatively unchanged at 5.88% in fiscal 1996 versus 5.87% in fiscal 1995, however, the average balance of borrowings increased $91.2 million, or 63.3%, to $235.3 million for 1996. Borrowings increased in the fourth quarter of fiscal 1995 to replace deposits sold with the Company's branches on the west coast of Florida.

     PROVISION FOR LOAN LOSSES. In fiscal 1996, the Company recorded a credit for loan losses of $120,000 as compared to a provision of $1.2 million in fiscal 1995. The credit for loan losses recorded in fiscal 1996 was primarily due to a recovery of $1.0 million as a result of a legal settlement reached in October, 1995 with a seller/servicer of loans from which the Company had previously purchased approximately $38.7 million of loans. The Company experienced unusually large losses on these purchased loans and as a result instituted a lawsuit against the seller for breach of warranty. Total charge offs in fiscal 1996 were $493,000 and recoveries were $1.1 million compared with charge offs of $594,000 and recoveries of $1,000 in fiscal 1995. For a detailed discussion of the Company's asset quality and allowance for loan losses, see "--Description of Financial Condition Changes for the Years Ended September 30, 1994, 1995 and 1996--Credit Quality."

     NON-INTEREST INCOME. Other income for fiscal 1996 was $0.6 million compared with $10.2 million in fiscal 1995. Fiscal 1995 included a gain of $9.3 million from the sale of the Company's branches on the west coast of Florida, a gain of $263,000 from the sale of $23.7 million of mortgage servicing rights and gains of $239,000 from the sale of loans and mortgage-backed securities. There were no significant gains or losses from the sale of assets in 1996.

     NON-INTEREST EXPENSES. Operating expenses increased $1.9 million or 15.7% to $14.0 million for fiscal 1996 compared to $12.1 million for fiscal 1995 primarily as a result of a $2.6 million ($1.6 million after tax) accrual for the one time SAIF special assessment. The SAIF special assessment was a 65.7 basis point charge on deposits that were insured by the SAIF of the FDIC on March 31, 1995. There will be a significant reduction in deposit insurance premiums in fiscal 1997.

     The reduction of operating expenses as a result of the sale of the Company's three branches on the west coast of Florida in July 1995 were substantially offset by the opening of three new branches in Palm Beach County on the east coast of Florida in fiscal 1996.

     Employee compensation and benefits increased $278,000 or 7.0% to $4.3 million in fiscal 1996 from $4.0 million in fiscal 1995. The increase primarily represents increased personnel resulting from the Company's growth.

     Insurance expense increased 251.5% due to the one time SAIF special assessment of $2.6 million. Insurance expense is expected to decrease in future periods because the annual insurance rate will decline to 6.7 basis points in 1997.

     Expenses associated with real estate owned ("REO") decreased to $73,000 in fiscal 1996 from $559,000 in fiscal 1995, a decrease of $486,000. This decrease reflected net gains on the sale of REO of $178,000 in fiscal 1996, compared with net losses of $172,000 in fiscal 1995.

     Other operating expenses decreased $420,000 or 17.1%, to $2.0 million for fiscal 1996 from $2.4 million for fiscal 1995. The decrease primarily reflects a decrease in the provision for losses on tax certificates. In fiscal 1995, the Company recorded an additional provision on tax certificates previously purchased, which have not been redeemed and on which the Company elected not to seek tax deeds.

     INCOME TAX PROVISION. The income tax provision was $1.7 million for fiscal 1996 compared to $3.7 million for fiscal 1995. The difference primarily results in the difference in income before income taxes. The effective tax rate was 39.1% in 1996 and 37.5% in 1995.

     PREFERRED STOCK DIVIDENDS. Total preferred stock dividends were $2.1 million in fiscal 1996 compared to $2.2 million in fiscal 1995. This decrease was because the Company declared a special dividend in the fourth quarter of fiscal 1995 on the Series A and Series B Noncumulative Convertible Preferred Stock of $1.25 and $0.92 per share, respectively, payable in Class A Common Stock. The special dividend represented five quarters of unpaid dividends. Regular dividends were paid on all other classes of preferred stock for both fiscal 1996 and 1995.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

     NET INCOME. Net income before preferred stock dividends for fiscal 1995 was $6.2 million compared to $2.3 million in 1994. The increase in net income was primarily attributed to the pretax gain recorded in the fourth quarter of 1995 of $9.3 million ($5.8 million after tax) from the sale of the Company's three branches on the west coast of Florida.

     Primary earnings per share were $1.77 in 1995 compared to $0.10 in 1994. Fully diluted earnings per share totaled $1.26 compared to $0.10 in 1994. There were no common stock dividends declared in fiscal 1995 compared to dividends of $0.075 per share of Class A Common Stock and $0.03 per share of Class B Common Stock declared in fiscal 1994.

     NET INTEREST INCOME. Net interest income before provision for loan losses was $13.1 million in fiscal 1995 as compared to $14.1 million in fiscal 1994. The $1.0 million, or 7.2%, decrease was attributable to a decline in the net interest rate spread to 2.12% for fiscal 1995, from 2.78% for fiscal 1994, which was only partially offset by an increase in the average balance of interest-earning assets. The average yield on interest-earning assets increased to 7.20% in fiscal 1995 from 6.48% in fiscal 1994 and the average cost of interest-bearing liabilities increased to 5.08% in fiscal 1995 compared to 3.70% in fiscal 1994.

     The net interest rate spread was negatively impacted by the 300 basis point rise in market interest rates in 1994 and early 1995, resulting in interest rate adjustments that were limited by the caps on the Company's ARMS. In addition, the Company had at September 30, 1995, $156.4 million in ARMs tied to COFI. Also, in fiscal 1995, in order to mitigate the loss of deposits from the sale of the west coast branches, the Company paid higher than usual rates on deposits in an effort to attract new deposits in its remaining branches, and utilized these new funds and higher cost FHLB advances in order to maintain its asset size.

     The increase in interest income of $9.0 million, or 29.6%, to $39.4 million for fiscal 1995 from $30.4 million for fiscal 1994 reflects increases in interest and fees on loans of $6.7 million, or 28.3%, and interest on mortgage-backed securities of $1.8 million, or 77.3%. The yield on loans increased to 7.19% in fiscal 1995 from 6.46% in fiscal 1994 and the average balance of loans receivable increased $55.3 million, or 15.2%, to $419.5 million for fiscal 1995. The yield on mortgage-backed securities increased to 6.91% in fiscal 1995 from 6.55% in fiscal 1994 and the average balance of mortgage-backed securities increased $24.0 million, or 68.1%, to $59.2 million for fiscal 1995. In order to diversify its loan portfolio and improve yields on loans receivable, the Company intends to increase significantly through purchases and originations the amount of non-residential loans in its portfolio. In December 1995, the Company purchased $32.0 million of commercial real estate loans.

     The increase in interest expense of $10.0 million, or 61.4%, to $26.3 million in fiscal 1995 from $16.3 million in fiscal 1994 reflects increases in interest on deposits of $6.5 million, or 57.3%, to $17.8 million for fiscal 1995 and an increase in interest on borrowings of $3.5 million, or 70.8%, to $8.4 million in fiscal 1995. The average cost of interest-bearing deposits increased from 3.55% to 4.78%, and the average balance of interest-bearing deposits increased $53.9 million, or 16.8%, to $373.7 million for fiscal 1995. The average cost of borrowings increased to 5.87% in fiscal 1995 from 4.11% in fiscal 1994, and the average balance of borrowings increased $23.5 million, or 19.4%, to $144.1 million for fiscal 1995.

     PROVISIONS FOR LOAN LOSSES. The provision for loan losses increased $34,000, or 2.9%, to $1.2 million in fiscal 1995. Net charge offs for fiscal 1995 were $593,000 compared to $1.5 million in fiscal 1994. For a detailed discussion of the Company's asset quality and allowance for loan losses, see "--Description of Financial Condition Changes for the Years Ended September 30, 1994, 1995 and 1996--Credit Quality."

     NON-INTEREST INCOME. Other income for fiscal 1995 was $10.2 million compared with $0.6 million in fiscal 1994. Fiscal 1995 included a gain of $9.3 million from the sale of Company's branches on the west coast of Florida, a gain of $263,000 from the sale of $23.7 million in mortgage servicing rights and gains of $239,000 from sale of loans and mortgage-backed securities. Fiscal 1994 included gains of $150,000 from the sale of loans and mortgage-backed securities.

     NON-INTEREST EXPENSES. Operating expenses increased $2.3 million, or 22.9%, to $12.1 million for fiscal 1995 compared to $9.9 million for fiscal 1994. Expenses increased in nearly every major category. The sale of the Company's west coast branches did not significantly impact expenses because it occurred late in the year.

     Employee compensation and benefits increased $625,000 or 18.5% to $4.0 million in fiscal 1995 from $3.4 million in fiscal 1994. The increase primarily represents a carryover from 1994, when the Company opened a new branch in Deerfield Beach, Florida and a mortgage origination center in Plantation, Florida.

     Occupancy and equipment expense increased $469,000, or 37.2%, as a result of the opening of the new branch and lending office in 1994 and increased rent expense paid while the new space for the Company's executive and administrative offices was being prepared for occupancy.

     Insurance expense increased $183,000, or 21.7%, due to FDIC insurance paid on the Company's increased deposits.

     Professional fees-legal and accounting-increased $436,000, or 52.3%, due primarily to a legal action to recover losses on loans purchased from a single seller which was settled in October 1995 and the payment of disputed prior year legal fees.

     Expenses associated with REO increased to $559,000 in fiscal 1995, from $230,000 in fiscal 1994, an increase of $329,000. Net losses on the sale of REO increased $117,000 primarily because of losses on property in Southern California. REO operating expenses increased $213,000 for fiscal 1995, due to higher levels of REO during the year.

     INCOME TAX PROVISION. The income tax provision was $3.7 million for fiscal 1995 compared to $1.3 million for fiscal 1994. The difference primarily resulted from the difference in income before income taxes. The effective tax rate was 37.5% in 1995 and 31.4% in 1994; 1994 includes a $195,000 expense for the cumulative effect of a change in accounting principle as a result of the Company's adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

     PREFERRED STOCK DIVIDENDS. Total preferred stock dividends were $2.2 million in fiscal 1995 compared to $1.9 million in fiscal 1994. In the fourth quarter of fiscal 1995, the Company declared a special dividend on the Series A and Series B Noncumulative Convertible Preferred Stock of $1.25 and $0.92 per share, respectively, payable in class A Common Stock. The dividend represented five quarters of unpaid dividends. In fiscal 1994, the Company paid cash dividends of $0.75 and $0.55 on the Series A and Series B Noncumulative Convertible Preferred Stock, respectively. Dividends of $0.55, $0.80, and $0.80 were paid on the Company's Series C, Series C-11, and Series 1993, Noncumulative Convertible Preferred Stock respectively for both years. Dividends on the 9% Noncumulative Perpetual Preferred Stock which was issued in the first quarter of fiscal 1994, were $0.90 and $0.675 per share in fiscal 1995 and 1994, respectively. In 1994, the Bank paid $198,000 in preferred stock dividends on stock redeemed with the issuance of the Noncumulative Perpetual Preferred Stock, Series 1993.

YIELDS EARNED AND RATES PAID

     The following tables set forth certain information relating to the categories of the Company's interest-earning assets and interest-bearing liabilities for the periods indicated. All yield and rate information is calculated on an annualized basis. Yield and rate information for a period is average information for the period calculated by dividing the income or expense item for the period by the average balances during the period of the appropriate balance sheet item. Net interest margin is net interest income divided by average interest-earning assets. Non-accrual loans are included in asset balances for the appropriate period, whereas recognition of interest on such loans is discontinued and any remaining accrued interest receivable is reversed, in conformity with federal regulations. The yields and net interest margins appearing in the following table have been calculated on a pre-tax basis.

                                                               THREE MONTHS ENDED JUNE 30,
                                                         ---------------------------------------
                                                                          1997
                                                         ---------------------------------------
                                                AS OF
                                               6/30/97       AVERAGE
                                              YIELD/RATE     BALANCE      INTEREST   YIELD/RATE
                                             ----------- --------------- ---------- ------------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net .....................     7.70%    $ 1,379,182     $ 26,727      7.74%
 Mortgage-backed securities  ...............     6.95         115,444        1,984      6.87
 Short-term investments (1)  ...............     6.23          11,501          185      6.36
 Tax certificates   ........................     5.57          39,014          669      6.86
 Long-term investments and FHLB
  stock, net  ..............................     7.01          38,398          672      7.01
                                               ------     -----------     ---------   ------
   Total interest-earning assets   .........     7.54       1,583,539       30,237      7.63
                                               ------     -----------     ---------   ------
Interest-bearing liabilities:
 NOW/money market   ........................     2.46          95,796          602      2.52
 Savings   .................................     4.59         148,689        1,693      4.57
 Certificates of deposit  ..................     5.69         830,027       11,759      5.68
 Trust preferred securities  ...............    10.16          83,143        2,148     10.33
 FHLB advances and other
  borrowings  ..............................     5.91         355,527        5,193      5.78
                                               ------     -----------     ---------   ------
   Total interest-bearing liabilities       .    5.78       1,513,182       21,395      5.65
                                               ------     -----------     ---------   ------
Excess of interest-earning assets over
 interest-bearing liabilities   ............              $    70,357
                                                          ===========
Net interest income ........................                              $  8,842
                                                                          =========
Interest rate spread   .....................     1.76%                                 1.98%
                                               ======                                 ======
Net interest margin ........................     2.01%                                 2.23%
                                               ======                                 ======
Ratio of interest-earning assets to
 interest-bearing liabilities   ............                   104.65%
                                                          ===========

                                                            1996
                                             -----------------------------------
                                              AVERAGE
                                              BALANCE     INTEREST    YIELD/RATE
                                             ---------- ------------ -----------
Interest-earning assets:
 Loans receivable, net .....................  $577,486  $  10,937        7.58%
 Mortgage-backed securities  ...............    73,618      1,236        6.72
 Short-term investments (1)  ...............    38,297        520        5.37
 Tax certificates   ........................    30,628        594        7.76
 Long-term investments and FHLB
  stock, net  ..............................    19,671        340        6.94
                                              --------- ----------     ------
   Total interest-earning assets   .........   739,700     13,627        7.37
                                              --------- ----------     ------
Interest-bearing liabilities:
 NOW/money market   ........................    42,582        272        2.57
 Savings   .................................    62,285        678        4.38
 Certificates of deposit  ..................   336,633      4,573        5.46
 Trust preferred securities  ...............        --         --          --
 FHLB advances and other
  borrowings  ..............................   233,511      3,381        5.73
                                              --------- ----------     ------
   Total interest-bearing liabilities       .  675,011      8,904        5.27
                                              --------- ----------     ------
Excess of interest-earning assets over
 interest-bearing liabilities   ............  $ 64,689
                                              =========
Net interest income ........................            $   4,723
                                                        ==========
Interest rate spread   .....................                             2.10%
                                                                       ======
Net interest margin ........................                             2.56%
                                                                       ======
Ratio of interest-earning assets to
 interest-bearing liabilities   ............               109.58%
                                                        ==========

----------------
(1) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

                                                                 NINE MONTHS ENDED JUNE 30,
                                                           ---------------------------------------
                                                                            1997
                                                           ---------------------------------------
                                                  AS OF
                                                 6/30/97       AVERAGE
                                                YIELD/RATE     BALANCE      INTEREST   YIELD/RATE
                                               ----------- --------------- ---------- ------------
                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net   .....................     7.70%    $ 1,089,582      $64,405      7.87%
 Mortgage-backed securities ..................     6.95          95,671        4,844      6.75
 Short-term investments (1) ..................     6.23          30,943        1,318      5.62
 Tax certificates  ...........................     5.57          35,253        1,966      7.44
 Long-term investments and FHLB stock,
  net  .......................................     7.01          26,876        1,399      6.95
                                                 ------     -----------     --------    ------
   Total interest-earning assets  ............     7.54       1,278,325       73,932      7.70
                                                 ------     -----------     --------    ------
Interest-bearing liabilities:
 NOW/money market  ...........................     2.46          88,953        1,602      2.41
 Savings  ....................................     4.59         132,438        4,543      4.59
 Certificates of deposit .....................     5.69         682,330       28,678      5.62
 Trust preferred securities ..................    10.16          45,150        3,525     10.41
 FHLB advances and other borrowings  .........     5.91         272,974       11,665      5.64
                                                 ------     -----------     --------    ------
   Total interest-bearing liabilities   ......     5.78       1,221,845       50,013      5.46
                                                 ------     -----------     --------    ------
Excess of interest-earning assets over
 interest-bearing liabilities  ...............              $    56,480
                                                            ===========
Net interest income   ........................                               $23,919
                                                                            ========
Interest rate spread  ........................     1.76%                                 2.24%
                                                 ======                                 ======
Net interest margin   ........................     2.01%                                 2.48%
                                                 ======                                 ======
Ratio of interest-earning assets to interest-
 bearing liabilities  ........................                   104.62%
                                                            ===========
                                                              1996
                                               -----------------------------------
                                                AVERAGE
                                                BALANCE     INTEREST    YIELD/RATE
                                               ---------- ------------ -----------
Interest-earning assets:
 Loans receivable, net   .....................  $510,128  $  29,135        7.62%
 Mortgage-backed securities ..................    59,643      3,023        6.76
 Short-term investments (1) ..................    46,602      1,969        5.55
 Tax certificates  ...........................    31,487      1,941        8.22
 Long-term investments and FHLB stock,
  net  .......................................    16,644        885        7.09
                                                --------- ----------     ------
   Total interest-earning assets  ............   664,504     36,953        7.41
                                                --------- ----------     ------
Interest-bearing liabilities:
 NOW/money market  ...........................    30,256        511        2.26
 Savings  ....................................    55,981      1,828        4.36
 Certificates of deposit .....................   292,812     12,216        5.57
 Trust preferred securities ..................        --         --          --
 FHLB advances and other borrowings  .........   234,111     10,379        5.83
                                                --------- ----------     ------
   Total interest-bearing liabilities   ......   613,160     24,934        5.40
                                                --------- ----------     ------
Excess of interest-earning assets over
 interest-bearing liabilities  ...............  $ 51,344
                                                =========
Net interest income   ........................            $  12,019
                                                          ==========
Interest rate spread  ........................                             2.01%
                                                                         ======
Net interest margin   ........................                             2.43%
                                                                         ======
Ratio of interest-earning assets to interest-
 bearing liabilities  ........................               108.37%
                                                          ==========

----------------
(1) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

                                            FOR THE YEAR ENDED SEPTEMBER 30,
                                     ----------------------------------------------
                                                          1996
                                     ----------------------------------------------
                                        AS OF
                                       9/30/96       AVERAGE                YIELD/
                                      YIELD/RATE     BALANCE     INTEREST    RATE
                                     ------------ ------------- ---------- --------
                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net  ............         7.97% $ 540,313      $41,313     7.65%
 Mortgage-backed securities   ......         6.82     62,711        4,250      6.78
 Short-term investments(1) .........         5.30     41,240        2,359      5.72
 Tax certificates ..................         8.96     34,831        3,018      8.66
 Long-term investments and
  FHLB stock, net ..................         6.98     17,352        1,192      6.87
                                             ----  ---------     --------      ----
  Total interest-earning assets              7.80    696,447       52,132      7.49
                                             ----  ---------     --------      ----
Interest-bearing liabilities:
 NOW/Money Market ..................         2.45     33,148          775      2.34
 Savings ...........................         4.40     59,965        2,627      4.38
 Certificates of deposit   .........         5.52    313,521       17,389      5.55
 FHLB advances and other
  borrowings   .....................         5.74    235,264       13,831      5.88
                                             ----  ---------     --------      ----
  Total interest-bearing
    liabilities   ..................         5.31    641,898       34,622      5.39
                                             ----  ---------     --------      ----
Excess of interest-earning assets
 over interest-bearing
 liabilities   .....................               $  54,549
                                                   =========
Net interest income  ...............                              $17,510
                                                                 ========
Interest rate spread ...............         2.49%                             2.10%
                                             ====                              ====
Net interest margin  ...............         2.90%                             2.51%
                                             ====                              ====
Ratio of interest-earning assets
 to interest-bearing liabilities                      108.50%
                                                   =========

                                                   1995                              1994
                                     --------------------------------- --------------------------------
                                        AVERAGE                YIELD/     AVERAGE                YIELD/
                                        BALANCE     INTEREST    RATE      BALANCE     INTEREST   RATE
                                     ------------- ---------- -------- ------------- ---------- -------
Interest-earning assets:
 Loans receivable, net  ............  $ 419,501      $30,171      7.19% $ 364,224      $23,513     6.46%
 Mortgage-backed securities   ......     59,204        4,093      6.91     35,215        2,308     6.55
 Short-term investments(1) .........     23,844        1,491      6.25     21,101          803     3.81
 Tax certificates ..................     37,377        3,087      8.26     39,228        3,207     8.17
 Long-term investments and
  FHLB stock, net ..................      7,930          577      7.29     10,041          590     5.89
                                      ---------     --------      ----  ---------     --------     ----
  Total interest-earning assets         547,856       39,419      7.20    469,809       30,421     6.48
                                      ---------     --------      ----  ---------     --------     ----
Interest-bearing liabilities:
 NOW/Money Market ..................     41,196          875      2.12     51,860        1,102     2.12
 Savings ...........................     55,950        2,420      4.33     46,925        1,716     3.66
 Certificates of deposit   .........    276,564       14,554      5.26    221,074        8,526     3.86
 FHLB advances and other
  borrowings   .....................    144,052        8,456      5.87    120,604        4,951     4.11
                                      ---------     --------      ----  ---------     --------     ----
  Total interest-bearing
    liabilities   ..................    517,762       26,305      5.08    440,463       16,295     3.70
                                      ---------     --------      ----  ---------     --------     ----
Excess of interest-earning assets
 over interest-bearing
 liabilities   .....................  $  30,094                         $  29,346
                                      =========                         =========
Net interest income  ...............                 $13,114                           $14,126
                                                    ========                          ========
Interest rate spread ...............                              2.12%                            2.78%
                                                                  ====                             ====
Net interest margin  ...............                              2.39%                            3.01%
                                                                  ====                             ====
Ratio of interest-earning assets
 to interest-bearing liabilities         105.81%                           106.66%
                                      =========                         =========

----------------
(1) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

RATE/VOLUME ANALYSIS

     The following tables present, for the periods indicated, the change in interest income and the change in interest expense attributable to the changes in interest rates and the changes in the volume of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by prior year rate);
(ii) changes in rate (change in rate multiplied by prior year volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and
(iv) total changes in rate and volume.

                                                                  THREE MONTHS ENDED JUNE 30,
                                                      ---------------------------------------------------
                                                                         1997 VS. 1996
                                                      ---------------------------------------------------
                                                                  INCREASE (DECREASE) DUE TO
                                                      ---------------------------------------------------
                                                       CHANGES     CHANGES       CHANGES         TOTAL
                                                         IN          IN            IN          INCREASE/
                                                       VOLUME       RATE       RATE/VOLUME     (DECREASE)
                                                      ---------   ---------   -------------   -----------
                                                                    (DOLLARS IN THOUSANDS)
Interest income attributable to:
 Loans   ..........................................  $15,408      $ 111         $  271         $15,790
 Mortgage-backed securities   .....................      702         29             17             748
 Short-term investments (1)   .....................     (360)        95            (70)           (335)
 Tax certificates .................................      163        (69)           (19)             75
 Long-term investments and FHLB stock  ............      313          8             11             332
                                                      -------     ------        -------        -------
   Total interest-earning assets    ...............   16,226        174            210          16,610
                                                      -------     ------        -------        -------
Interest expense attributable to:
 NOW/money market .................................      337         (5)            (2)            330
 Savings ..........................................      933         29             53           1,015
 Certificates of deposit   ........................    6,647        182            357           7,186
 Trust preferred securities   .....................    2,148         --             --           2,148
 FHLB advances and other borrowings    ............    1,763         37             12           1,812
                                                      -------     ------        -------        -------
   Total interest-bearing liabilities  ............   11,828        243            420          12,491
                                                      -------     ------        -------        -------
Increase (decrease) in net interest income   ......   $4,398      $ (69)        $ (210)        $ 4,119
                                                      =======     ======        =======        =======

                                                              NINE MONTHS ENDED JUNE 30,
                                                 -----------------------------------------------------
                                                                     1997 VS. 1996
                                                 -----------------------------------------------------
                                                              INCREASE (DECREASE) DUE TO
                                                 -----------------------------------------------------
                                                  CHANGES      CHANGES        CHANGES         TOTAL
                                                    IN           IN             IN          INCREASE/
                                                  VOLUME        RATE        RATE/VOLUME     (DECREASE)
                                                 ---------   -----------   -------------   -----------
                                                                (DOLLARS IN THOUSANDS)
Interest income attributable to:
 Loans .......................................  $34,241       $  368         $ 661          $35,270
 Mortgage-backed securities ..................    1,826           (3)           (2)           1,821
 Short-term investments (1) ..................     (660)          22           (14)            (652)
 Tax certificates  ...........................      232         (185)          (22)              25
 Long-term investments and FHLB stock   ......      522           (5)           (2)             515
                                                 -------      -------        ------         -------
   Total interest-earning assets  ............   36,161          197           621           36,979
                                                 -------      -------        ------         -------
Interest expense attributable to:
 NOW/money market  ...........................      990           35            66            1,091
 Savings  ....................................    2,494           96           125            2,715
 Certificates of deposit .....................   16,236          103           123           16,462
 Trust Preferred Securities ..................    3,525           --            --            3,525
 FHLB advances and other borrowings  .........    1,713         (334)          (93)           1,286
                                                 -------      -------        ------         -------
   Total interest-bearing liabilities   ......   24,958         (100)          221           25,079
                                                 -------      -------        ------         -------
Increase in net interest income   ............   $11,203      $  297         $ 400          $11,900
                                                 =======      =======        ======         =======

----------------
(1) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

                                                         YEAR ENDED SEPTEMBER 30,
                                              -----------------------------------------------
                                                               1996 V. 1995
                                              -----------------------------------------------
                                                            INCREASE (DECREASE)
                                                                  DUE TO
                                              -----------------------------------------------
                                               CHANGES    CHANGES     CHANGES       TOTAL
                                                  IN        IN          IN         INCREASE
                                                VOLUME     RATE     RATE/VOLUME   (DECREASE)
                                              ---------- --------- ------------- ------------
                                                              (IN THOUSANDS)
Interest income attributable to:
 Loans   .................................... $  8,689    $1,905     $  548        $11,142
 Mortgage-backed securities and
 collateralized mortgage obligations   ......      242       (81)        (4)           157
 Short-term investments(1) ..................    1,088      (127)       (93)           868
 Tax Certificates ...........................     (210)      152        (11)           (69)
 Long-term investments and
  FHLB stock   ..............................      687       (33)       (39)           615
                                              --------    ------     -------       -------
  Total interest-earning assets  ............   10,496     1,816        401         12,713
                                              --------    ------     -------       -------
Interest expense attributable to:
 NOW/Money Market ...........................     (171)       88        (17)          (100)
 Savings ....................................      173        31          3            207
 Certificates of Deposit   ..................    1,946       785        104          2,835
 FHLB advances and other
  borrowings   ..............................    5,354        13          8          5,375
                                              --------    ------     -------       -------
  Total interest-bearing liabilities   ......    7,302       917         98          8,317
                                              --------    ------     -------       -------
 Increase (decrease) in net interest
  income .................................... $  3,194    $  899     $  303        $ 4,396
                                              ========    ======     =======       =======

                                                          YEAR ENDED SEPTEMBER 30,
                                              ------------------------------------------------
                                                                1995 V. 1994
                                              ------------------------------------------------
                                                            INCREASE (DECREASE)
                                                                   DUE TO
                                              ------------------------------------------------
                                               CHANGES    CHANGES       CHANGES       TOTAL
                                                 IN          IN           IN        INCREASE
                                               VOLUME       RATE      RATE/VOLUME   (DECREASE)
                                              --------- ------------ ------------- -----------
Interest income attributable to:
 Loans   ....................................  $3,568    $  2,683      $  407       $  6,658
 Mortgage-backed securities and
 collateralized mortgage obligations   ......   1,572         126          87          1,785
 Short-term investments(1) ..................     104         517          67            688
 Tax Certificates ...........................    (151)         33          (2)          (120)
 Long-term investments and
  FHLB stock   ..............................    (124)        140         (29)           (13)
                                               ------    --------      -------      --------
  Total interest-earning assets  ............   4,969       3,499         530          8,998
                                               ------    --------      -------      --------
Interest expense attributable to:
 NOW/Money Market ...........................    (227)         --          --           (227)
 Savings ....................................     330         314          60            704
 Certificates of Deposit   ..................   2,140       3,108         780          6,028
 FHLB advances and other
  borrowings   ..............................     963       2,128         414          3,505
                                               ------    --------      -------      --------
  Total interest-bearing liabilities   ......   3,206       5,550       1,254         10,010
                                               ------    --------      -------      --------
 Increase (decrease) in net interest
  income ....................................  $1,763    $ (2,051)     $ (724)      $ (1,012)
                                               ======    ========      =======      ========

----------------
(1) Short-term investments include FHLB overnight deposits, securities purchased under agreements to resell, federal funds sold and certificates of deposit.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurements of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Savings institutions have asset and liability structures that are essentially monetary in nature, and their general and administrative costs constitute relatively small percentages of total expenses. Thus, increases in the general price levels for goods and services have a relatively minor effect on the total expenses of the Company. Interest rates have a more significant impact on the Company's financial performance than the effect of general inflation. Interest rates do not necessarily move in the same direction or change in the same magnitude as the prices of goods and services, although periods of increased inflation may accompany a rising interest rate environment.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and in December 1996, the FASB issued a related Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB No. 125" (collectively "Statement No. 125"). Statement No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial components approach that focuses on control. Portions of Statement No. 125 were effective for transactions entered into after December 31, 1996 with the remaining portions effective for transactions entered into after December 31, 1997. The impact of adopting Statement No. 125 has not been nor is it currently expected to be material to the Company's financial position or the results of operations.

     In February 1997, FASB issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" (Statement No. 128). Statement No. 128 specifies the computation, presentation and disclosure requirements for earnings per share. It replaces primary earnings per share and fully diluted earnings per share with basic earnings per share and diluted earnings per share and is effective for reporting periods ending after December 15, 1997. For the Company, the computation for basic earnings per share is similar to primary earnings per share except stock options are not considered when computing basic earnings per share. Also, for the Company, diluted earnings per share and fully diluted earnings per share are similar.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 "Disclosure of Information about Capital Structure" ("Statement No. 129"). Statement No. 129 continues previous requirements to disclose certain information about an entity's capital structure. The Company currently complies with the disclosure requirements of Statement No. 129.

                                   BUSINESS

GENERAL

     The Company is the savings and loan holding company for the Bank. The Company currently has fifteen branch offices in South Florida and anticipates opening at least six additional branches by June 30, 1998 in its market area, either by acquisition or de novo branching, and may expand into other parts of Florida. The Company's business has traditionally consisted of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to purchase nationwide and to originate in Florida single-family residential mortgage loans, and to a lesser extent, to purchase and originate commercial real estate, commercial business and consumer loans. The Company also invests in tax certificates and other permitted investments. The Company's revenues are derived principally from interest earned on loans, mortgage-backed securities and investments. The Company's primary expenses arise from interest paid on deposits and borrowings and non-interest overhead expenses incurred in operations.

     During the past three years the Company has redefined its strategy to increase its emphasis on strategic product niches which management believes are being underserved as South Florida's banking market consolidates. The products include commercial business and commercial real estate lending and deposit services for small to mid-sized businesses. The Company has also focused on attracting depositors by stressing convenience, competitive rates and personalized service.

     The Company's operating plan emphasizes (i) rapidly expanding the Company's deposit base by providing convenience, competitive rates and personalized service in its market area and continuing expansion of the Company's branch network through de novo branching or the acquisition of branches of, and mergers with, existing financial institutions; (ii) concentrating lending activities on purchasing single-family residential mortgage loans and originating such loans as favorable market opportunities arise; (iii) expanding the Company's commercial and multi-family real estate, commercial business, and real estate construction lending; (iv) increasing non-interest income, and (v) maintaining asset quality.

     The Bank is a member of the FHLB and is subject to comprehensive regulation, examination and supervision by the OTS and the FDIC. Deposits at the Bank are insured by the SAIF to the maximum extent permitted by law.

MARKET AREA AND COMPETITION

     The Company conducts operations in South Florida, which geographic region, at December 31, 1996 had a total of approximately $76 billion in deposits in commercial banks, savings institutions, and credit unions (39% of the total of $195 billion of deposits in Florida). The Company intends to continue to establish or acquire branches in its market area and may expand into other parts of Florida.

     In 1995, the Company sold its three branches on the west coast of Florida, including their deposits which totaled $130.3 million at the date of sale. The sale was part of a shift in growth strategy to focus on South Florida and take advantage of consolidation trends in banking there. Also, as part of this strategy, the Company opened branches in Boynton Beach, Florida in June 1996, West Palm Beach, Florida in September 1996, and Boca Hamptons, Florida in August 1997. On March 29, 1996, the Company acquired The Bank of Florida with total assets of $28.1 million which was merged into the Company's South Miami Branch. On November 15, 1996 the Company acquired Suncoast. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of Suncoast Savings and Loan Association, FSA and The Bank of Florida." On September 19, 1997 the Company signed a definitive agreement to acquire Consumers and merge it into the Bank. See "Summary--Business Strategy--Acquisitions and Branching Activity."

     The Company encounters strong competition in attracting deposits and in its lending activities. Its most direct competition for deposits historically has been from commercial banks, brokerage houses, other savings associations, and credit unions located in the Company's market area, and the Company expects continued strong competition from such financial institutions in the foreseeable future. Within the Company's market area are branches of several super-regional commercial banks and savings associations that are substantially larger and that have more extensive operations than does the Company. In addition, many financial institutions based in South Florida have recently been acquired by larger institutions based in other parts of the state or based out of state. The Company's goal is to compete for savings and other deposits by offering depositors a higher level of personal service and expertise, together with a wide range of financial services offered at competitive rates. The Company believes that this strategy will enable it to attract depositors as the number of local institutions remaining declines and depositors who desire more personal service, particularly retirees, relocate their accounts.

     The competition in originating real estate and other loans comes principally from commercial banks, mortgage banking companies and other savings associations. The Company competes for loan originations primarily through the interest rates and loan fees it charges, the type of loans it offers, and the efficiency and quality of service it provides. The Company purchases residential first mortgage loans in the existing secondary mortgage market and competes with other mortgage purchasers in the secondary market primarily on the basis of price. While the Company has been, and intends to continue to be, primarily a residential lender, the Company has recently placed more emphasis on commercial real estate, construction and commercial lending, as discussed more fully below. Factors that affect competition in lending include general and local economic conditions, current interest rates and volatility of the mortgage markets. As with its deposit products, the Company's strategy is to promote its greater level of personal service and to position itself as a small-to-middle-market lender to businesses left underserved by larger institutions.

     Management's strategy has included and continues to include evaluation of market needs and offering products to meet those needs. The Company will continue to offer products and services that will allow it to control the growth of its assets and liabilities. These new products and services will allow the Company to properly position itself to its customers as a community bank.

FACTORS AFFECTING EARNINGS

     The results of the Company's operations are affected by many factors beyond the Company's control, including general economic conditions and the related monetary and fiscal policies of the federal government. Lending activities are affected by the demand for mortgage financing and other types of loans, which is in turn affected by the interest rates at which such financing may be offered, and other factors affecting the supply of housing and the availability of funds. Deposit flows and costs of funds are influenced by yields available on competing investments and by general market rates of interest.

ASSET AND LIABILITY MANAGEMENT

     The Company's net earnings depend primarily on its net interest income, which is the difference between interest income received on its interest-earning assets (principally loans, short-term and long-term investments, and mortgage-backed securities) and interest expense paid on its interest-bearing liabilities (principally deposits, FHLB advances, and trust preferred securities). The Company's net interest income is significantly affected by (i) the difference (the "interest rate spread") between yields received on its interest-earning assets and the rates paid on its interest-bearing liabilities and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The more such liabilities exceed such assets, the greater the positive interest rate spread and/or non-interest income must be in order to produce net income. Non-interest sources of income and non-interest expenses also affect the Company's net income. The higher non-interest expenses are, the greater the positive interest rate spread and/or non-interest sources of income must be to produce net income.

     To reduce the adverse impact of rapid increases in market interest rates on the Company's net interest income, the Company has emphasized the origination and purchase of adjustable-rate mortgage loans. At June 30, 1997, 70.1% of the Company's net loans receivable and mortgage-backed securities carried adjustable interest rates. The Company has from time to time acquired longer term fixed-rate mortgage loans when the yields on these interest-earning assets have been deemed advantageous by management. As a part of its asset and liability management program, and as market conditions permit, the Company attempts to lengthen the maturities of its interest-bearing liabilities (i) with longer term deposits or (ii) when advantageous, with borrowed funds. The Company's ability to manage interest rate risk in its loan and investment portfolios depends upon a number of factors, such as competition for loans and deposits in its market area and conditions prevailing in the secondary mortgage market.

     The Company has rate-sensitive (due or subject to repricing within one year) liabilities that exceed its rate-sensitive assets, resulting in a negative cumulative one-year gap position of 13.05% of total assets as of June 30, 1997. This imbalance, when coupled with the deregulation of the restrictions previously imposed on the types of savings products that financial institutions are permitted to offer, subjects the Company's earnings to change based on fluctuations in interest rates and affects the ability of the Company to maintain adequate liquidity levels. The Company constantly attempts to reduce the sensitivity of its earnings to fluctuations in interest rates by adjusting the average maturities of its interest-bearing liabilities and interest-earning assets. There can be no assurance, however, of the degree to which the Company will be able to effectively maintain the balance of its short-term interest-earning assets as compared to its short-term interest-bearing liabilities and manage the risks to liquidity associated therewith.

     GAP TABLE. The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997, which are expected to reprice or mature in each of the future time periods shown.

                                                                  AT JUNE 30, 1997
                                                     -------------------------------------------
                                                           INTEREST SENSITIVITY PERIOD (1)
                                                     -------------------------------------------
                                                        6 MONTHS       6 MONTHS      OVER 1 -
                                                         OR LESS       - 1 YEAR       5 YEARS
                                                     --------------- ------------- -------------
                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Investments, tax certificates, Federal funds sold,
  FHLB overnight deposits and other interest
  earning assets, at cost   ........................  $   47,966     $   22,719     $  44,577
 Mortgage-backed securities    .....................      17,467          6,716        54,728
Loans:
 Adjustable-rate mortgages  ........................     653,830        229,399       140,229
 Fixed-rate mortgages    ...........................      34,996         29,509       160,497
 Commercial and consumer loans    ..................       8,466            364         1,569
                                                      ------------   ------------   -----------
   Total loans  ....................................     697,292        259,272       302,295
                                                      ------------   ------------   -----------
   Total interest-earning assets  ..................     762,725        288,707       401,600
   Total non-interest-earning assets ...............          --             --            --
                                                      ------------   ------------   -----------
   Total assets    .................................  $  762,725     $  288,707     $ 401,600
                                                      ============   ============   ===========
Interest-bearing liabilities:
 Customer deposits:
   Money market and NOW accounts  ..................      72,471             --            --
   Passbook accounts  ..............................     151,575             --            --
   Certificate accounts  ...........................     567,964        150,203       137,039
                                                      ------------   ------------   -----------
Total customer deposits  ...........................     792,010        150,203       137,039
                                                      ------------   ------------   -----------
Borrowings:
 FHLB advances  ....................................     340,000          5,000       100,000
 Trust Preferred   .................................          --             --            --
 Other borrowings  .................................          --             --            --
                                                      ------------   ------------   -----------
 Total borrowings  .................................     340,000          5,000       100,000
                                                      ------------   ------------   -----------
 Total interest-bearing liabilities  ...............   1,132,010        155,203       237,039
Total non-interest-bearing liabilities  ............          --             --            --
Stockholders' equity  ..............................          --             --            --
                                                      ------------   ------------   -----------
 Total liabilities and stockholders' equity   ......  $1,132,010     $  155,203     $ 237,039
                                                      ============   ============   ===========
Total interest-earning assets less interest-bearing
 liabilities ("GAP")  ..............................  $ (369,285)    $  133,504     $ 164,561
                                                      ============   ============   ===========
Ratio of GAP to total assets   .....................      (20.43)%         7.39%         9.11%
                                                      ============   ============   ===========
Cumulative excess (deficiency) of interest-earning
 assets over interest-bearing liabilities  .........  $ (369,285)    $ (235,781)    $ (71,220)
                                                      ============   ============   ===========
Cumulative excess (deficiency) of interest-earning
 assets over interest-bearing liabilities, as a
 percentage of total assets    .....................      (20.43)%       (13.05)%       (3.94)%
                                                      ============   ============   ===========

                                                                                     NON-
                                                       OVER 5 -       OVER 10      INTEREST
                                                       10 YEARS        YEARS        EARNING       TOTAL
                                                     ------------- ------------- ------------- -----------
Interest-earning assets:
 Investments, tax certificates, Federal funds sold,
  FHLB overnight deposits and other interest
  earning assets, at cost   ........................  $      --     $      --     $      --     $  115,262
 Mortgage-backed securities    .....................     24,138        30,512            --        133,561
Loans:
 Adjustable-rate mortgages  ........................         --            --         7,508      1,030,966
 Fixed-rate mortgages    ...........................    110,184       112,574           256        448,016
 Commercial and consumer loans    ..................         42            --            42         10,483
                                                      ---------     ---------     -----------   -----------
   Total loans  ....................................    110,226       112,574         7,806      1,489,465
                                                      ---------     ---------     -----------   -----------
   Total interest-earning assets  ..................    134,364       143,086         7,806      1,738,288
   Total non-interest-earning assets ...............         --            --        68,904         68,904
                                                      ---------     ---------     -----------   -----------
   Total assets    .................................  $ 134,364     $ 143,086     $  76,710     $1,807,192
                                                      =========     =========     ===========   ===========
Interest-bearing liabilities:
 Customer deposits:
   Money market and NOW accounts  ..................         --            --        21,671         94,142
   Passbook accounts  ..............................         --            --            --        151,575
   Certificate accounts  ...........................         --            --            --        855,206
                                                      ---------     ---------     -----------   -----------
Total customer deposits  ...........................         --            --        21,671      1,100,923
                                                      ---------     ---------     -----------   -----------
Borrowings:
 FHLB advances  ....................................      1,484            --            --        446,484
 Trust Preferred   .................................         --       116,000            --        116,000
 Other borrowings  .................................        460           315            --            775
                                                      ---------     ---------     -----------   -----------
 Total borrowings  .................................      1,944       116,315            --        563,259
                                                      ---------     ---------     -----------   -----------
 Total interest-bearing liabilities  ...............      1,944       116,315        21,671      1,664,182
Total non-interest-bearing liabilities  ............         --            --        41,595         41,595
Stockholders' equity  ..............................         --            --       101,415        101,415
                                                      ---------     ---------     -----------   -----------
 Total liabilities and stockholders' equity   ......  $   1,944     $ 116,315     $ 164,681     $1,807,192
                                                      =========     =========     ===========   ===========
Total interest-earning assets less interest-bearing
 liabilities ("GAP")  ..............................  $ 132,420     $  26,771     $ (87,971)    $       --
                                                      =========     =========     ===========   ===========
Ratio of GAP to total assets   .....................       7.33%         1.48%        (4.87)%           --
                                                      =========     =========     ===========   ===========
Cumulative excess (deficiency) of interest-earning
 assets over interest-bearing liabilities  .........  $  61,200     $  87,971
                                                      =========     =========
Cumulative excess (deficiency) of interest-earning
 assets over interest-bearing liabilities, as a
 percentage of total assets    .....................       3.39%         4.87%
                                                      =========     =========

----------------
(1) In preparing the table above, certain assumptions have been made with regard to the repricing or maturity of certain assets and liabilities. Assumptions as to prepayments on first and second mortgage loans and mortgage-backed securities were obtained from prepayment rate tables that provide assumptions correlating to recent actual repricing experienced in the marketplace. Assumptions have also been made with regard to payments on tax certificates based on historical experience. Money market, NOW and passbook accounts are assumed to be rate sensitive in six months or less. The rates paid in these accounts, however, are determined by management based on market conditions and other factors and may reprice more slowly than assumed. All other assets and liabilities have been repriced based on the earlier of repricing or contractual maturity. The mortgage prepayment rate tables, deposit decay rates and the historical assumptions used regarding payments on tax certificates should not be regarded as indicative of the actual repricing that may be experienced by the Company.

     NET PORTFOLIO VALUE. The OTS adopted a final rule in August of 1993 incorporating an interest rate risk ("IRR") component into the risk-based capital rules (see "Regulation"). The IRR component is a dollar amount that is deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. An institution's NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR component is measured as the change in the ratio of NPV to the present value of total assets as a result of a hypothetical 200 basis point change in market interest rates. A resulting decline in this ratio of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess decline. Implementation of the rule has been postponed indefinitely.

     The following table presents the Company's ratio of NPV to the present value of total assets as of June 30, 1997, as calculated by the OTS, based on information provided to the OTS by the Company.

 CHANGE IN INTEREST RATES                                            RATIO OF NPV
     IN BASIS POINTS                       PRESENT VALUE OF     TO THE PRESENT VALUE OF
       (RATE SHOCK)             NPV          TOTAL ASSETS            TOTAL ASSETS          CHANGE
--------------------------   ----------   ------------------   ------------------------   --------
                                      (DOLLARS IN THOUSANDS)
             +400                (484)        $1,610,288                 (0.03)%          (9.37)%
             +200              90,068          1,703,855                  5.29            (4.05)
            Static            166,845          1,786,479                  9.34               --
             -200             206,339          1,835,806                 11.24             1.90
             -400             226,347          1,869,112                 12.11             2.77

     Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

     In addition, the previous table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

LENDING ACTIVITIES

     The Company focuses its lending activity on purchasing and originating single-family residential mortgage loans. The Company's lending strategy also includes expanding its commercial real estate, commercial business, and real estate construction lending. The Company also currently offers consumer loans, such as automobile loans and boat loans, primarily as an accommodation to existing customers.

     LOAN PORTFOLIO. The Company's loan portfolio primarily consists of adjustable-rate mortgage loans and, to a lesser extent, fixed-rate mortgage loans secured by one-to-four family residential and commercial real estate. As of June 30, 1997, the Company's loan portfolio totaled $1.5 billion, of which $1.3 billion or 86.8% consisted of one-to-four family residential first mortgages. At the present time, the Company's residential real estate loans are primarily "conventional" loans, which means that these loans are not insured by the Federal Housing Administration (the "FHA") or guaranteed by the Veterans Administration (the "VA"). The Company is, however, approved to originate FHA and VA loans. As of June 30, 1997, the remainder of the Company's loan portfolio consisted of $126.4 million of commercial real estate loans (8.5% of total loans); five or more unit residential loans of $32.0 million (2.1% of total loans); $6.4 million of second mortgage loans (.4% of total loans); $1.8 million of consumer loans (.1% of total loans); $9.1 million of commercial business loans (.6% of total loans); and $16.9 million of other loans (1.1% of total loans).

     At June 30, 1997, the Company's loan portfolio included $90.2 million of residential mortgage loans to non-resident aliens. See "Residential Mortgage Loan Purchases and Originations" for additional information on the Company's loans to non-resident aliens.

     Set forth below is a table showing the Company's loan origination, purchase and sale activity for the periods indicated.

                                                                    NINE MONTHS
                                                                   ENDED JUNE 30,             YEAR ENDED SEPTEMBER 30,
                                                                  ----------------   ------------------------------------------
                                                                        1997             1996           1995           1994
                                                                  ----------------   -------------   -----------   ------------
                                                                                     (DOLLARS IN THOUSANDS)
Total loans receivable, net, at beginning of period(1)   ......    $   646,385        $  453,350     $413,287       $ 310,441
Loans originated:
 One-to-four family residential real estate  ..................        125,930            65,954       54,438          72,108
 All other loans  .............................................          8,724            16,705        7,556           3,885
                                                                   ------------       ----------     ---------      ---------
   Total loans originated  ....................................        134,654            82,659       61,994          75,993
Loans acquired with Suncoast/Bank of Florida    ...............        341,394(2)          8,116           --              --
Loans purchased(3)   ..........................................        545,387           242,099       76,081         150,502
Loans sold  ...................................................         (7,542)           (4,356)      (2,449)        (21,867)
Principal payments and amortization of discounts and
 premiums   ...................................................       (171,290)         (133,836)     (93,787)        (96,214)
Loans charged off    ..........................................           (570)             (493)        (594)         (1,582)
Transfers to real estate owned, net    ........................         (2,074)           (1,154)      (1,182)         (3,986)
                                                                   ------------       ----------     ---------      ---------
   Total loans receivable, net, at end of period(1)   .........    $ 1,486,344        $  646,385     $453,350       $ 413,287
                                                                   ============       ==========     =========      =========

----------------
(1) Includes loans held for sale.

(2) Loans acquired with Suncoast included $230.7 million of one-to-four family residential real estate loans, $95.8 million of commercial real estate loans and $14.9 million of other types of loans.

(3) All loans purchased have been one-to-four family residential real estate loans except for the purchase of $32.0 million of commercial real estate loans in fiscal 1996.

     The following table sets forth certain information with respect to the composition of the Company's loan portfolio, including mortgage loans held for sale, as of the dates indicated.

                                             AS OF JUNE 30,                AS OF SEPTEMBER 30,
                                         ---------------------- -----------------------------------------
                                                  1997                  1996                 1995
                                         ---------------------- -------------------- --------------------
                                            AMOUNT     PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                         ------------ --------- ---------- --------- ---------- ---------
                                                              (DOLLARS IN THOUSANDS)
First mortgage loans:
 One-to-four-family residential   ......$1,290,024       86.8% $568,203       87.9% $432,472       95.4%
 Five-or-more-unit residential    ......    31,956        2.1    12,559        2.0     1,124        0.2
 Commercial  ...........................   126,431        8.5    49,318        7.6    10,223        2.3
 Construction   ........................     8,509        0.6        --         --       200        0.1
 Land  .................................     8,436        0.6     2,687        0.4       450        0.1
Second mortgage loans    ...............     6,442        0.4     2,748        0.4     2,412        0.5
                                         ----------    ------   --------    ------   --------    ------
Total first and second
 mortgage loans    ..................... 1,471,798       99.0   635,515       98.3   446,881       98.6
                                         ----------    ------   --------    ------   --------    ------
Consumer loans  ........................     1,752        0.1     2,648        0.4       920        0.2
Commercial business loans   ............     9,081        0.6     5,822        0.9     3,632        0.8
                                         ----------    ------   --------    ------   --------    ------
   Total loans receivable   ............ 1,482,631       99.7   643,985       99.6   451,433       99.6
                                         ----------    ------   --------    ------   --------    ------
Deferred loan fees, premiums and
 (discounts)    ........................     6,834         .5     4,558        0.7     3,386        0.7
Allowance for loan losses   ............    (3,121)       (.2)   (2,158)      (0.3)   (1,469)      (0.3)
                                         ----------    ------   --------    ------   --------    ------
Loans receivable, net(1)    ............$1,486,344      100.0%  646,385      100.0%  453,350      100.0%
                                         ==========    ======   ========    ======   ========    ======

                                                 1994                 1993                1992
                                         -------------------- -------------------- -------------------
                                           AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                         ---------- --------- ---------- --------- ---------- --------
First mortgage loans:
 One-to-four-family residential   ......$393,933       95.3% $298,342       96.1% $222,901     96.6%
 Five-or-more-unit residential    ......   2,164        0.5       705        0.2       856      .04
 Commercial  ...........................   4,469        1.1       748        0.2       350      0.1
 Construction   ........................      --         --     2,248        0.7       505      0.2
 Land  .................................   1,095        0.3     1,099        0.4     1,301      0.6
Second mortgage loans    ...............   2,616        0.6       623        0.2       631      0.3
                                         --------    ------   --------    ------   --------   ------
Total first and second
 mortgage loans    ..................... 404,277       97.8   303,765       97.8   226,544     98.2
                                         --------    ------   --------    ------   --------   ------
Consumer loans  ........................   2,336        0.6     2,786        0.9     2,664      1.2
Commercial business loans   ............   4,732        1.1     3,665        1.2     2,143      0.9
                                         --------    ------   --------    ------   --------   ------
   Total loans receivable   ............ 411,345       99.5   310,216       99.9   231,351    100.3
                                         --------    ------   --------    ------   --------   ------
Deferred loan fees, premiums and
 (discounts)    ........................   2,783        0.7     1,409        0.5      (437)    (0.2)
Allowance for loan losses   ............    (841)      (0.2)   (1,184)      (0.4)     (265)    (0.1)
                                         --------    ------   --------    ------   --------   ------
Loans receivable, net(1)    ............ 413,287      100.0%  310,441      100.0%  230,649    100.0%
                                         ========    ======   ========    ======   ========   ======

----------------
(1) Includes loans held for sale.

     The following table sets forth, as of June 30, 1997 the amount of loans (including mortgage loans held for sale) by category and expected principal repayments by year.

                                                OUTSTANDING ON
                                                JUNE 30, 1997      1998       1999
                                               ---------------- ---------- ----------
First mortgage loans:
 One-to-four family residential   ............    $1,290,024     $212,404   $177,438
 Five-or-more unit residential ...............        31,956        4,589      3,940
 Commercial  .................................       126,431       20,648     17,230
 Construction   ..............................         8,509        4,568      3,024
 Land  .......................................         8,436        7,105      1,221
Second mortgage loans ........................         6,442        1,374      1,195
                                                  -----------    ---------  ---------
 Total first and second mortgage loans  ......     1,471,798      250,688    204,048
Consumer loans  ..............................         1,752        1,128        624
Commercial business loans   ..................         9,081        1,122      7,959
                                                  -----------    ---------  ---------
 Total loans .................................    $1,482,631     $252,938   $212,631
                                                  ===========    =========  =========

                                                                       2002-      2004-     2008 AND
                                                  2000       2001       2003       2007     THEREAFTER
                                               ---------- ---------- ---------- ---------- -----------
First mortgage loans:
 One-to-four family residential   ............  $148,372   $124,183   $191,057   $228,771    $207,799
 Five-or-more unit residential ...............     3,380      2,899      4,626      5,916       6,606
 Commercial  .................................    14,383     12,018     18,461     22,073      21,618
 Construction   ..............................       917         --         --         --          --
 Land  .......................................        82         28         --         --          --
Second mortgage loans ........................     1,038        900      1,449        486          --
                                                ---------  ---------  ---------  ---------  ---------
 Total first and second mortgage loans  ......   168,172    140,028    215,593    257,246     236,023
Consumer loans  ..............................        --         --         --         --          --
Commercial business loans   ..................        --         --         --         --          --
                                                ---------  ---------  ---------  ---------  ---------
 Total loans .................................  $168,172   $140,028   $215,593   $257,246    $236,023
                                                =========  =========  =========  =========  =========

     Applicable regulations permit the Company to engage in various categories of secured and unsecured commercial and consumer lending, in addition to residential real estate financing, subject to limitations on the percentage of total assets attributable to certain categories of loans. An additional limitation imposed by regulation requires that certain types of loans only be made in aggregate amounts that do not exceed specified percentages of the institution's capital. As of June 30, 1997, 14.0% of the Company's gross loans receivable (11.6% of total assets) were secured by properties located in California and 39.7% of gross loans receivable (32.7% of total assets) were secured by properties located in Florida. Because of this concentration, regional economic circumstances in those states could affect the level of the Company's non-performing loans.

     The following table sets forth, as of June 30, 1997 the distribution of the amount of the Company's loans (including mortgage loans held for sale) by state.

                                         OUTSTANDING ON
STATE                                    JUNE 30, 1997
-------------------------------------   ---------------
                                         (IN THOUSANDS)
   Florida(l)   .....................     $  590,957
   California   .....................        208,986
   Virginia  ........................         51,581
   Illinois  ........................         50,007
   Michigan  ........................         49,057
   Maryland  ........................         48,085
   Colorado  ........................         47,360
   New Jersey   .....................         45,414
   Massachusetts   ..................         39,123
   Texas  ...........................         33,416
   Ohio   ...........................         32,350
   New York  ........................         31,393
   Georgia   ........................         27,784
   Arizona   ........................         27,222
   Pennsylvania .....................         26,850
   Connecticut  .....................         20,985
   Washington   .....................         17,445
   North Carolina  ..................         14,175
   Minnesota ........................         10,425
   South Carolina  ..................          8,956
   Tennessee ........................          8,224
   Nevada ...........................          7,990
   Missouri  ........................          7,970
   Utah   ...........................          6,872
   Kentucky  ........................          6,825
   Oregon ...........................          6,236
   District of Columbia  ............          4,851
   Indiana   ........................          4,053
   Oklahoma  ........................          3,969
   Alabama   ........................          3,900
   Kansas ...........................          3,746
   Wisconsin ........................          3,525
   New Mexico   .....................          2,907
   Rhode Island .....................          2,760
   Hawaii ...........................          2,745
   Louisiana ........................          2,162
   Arkansas  ........................          1,609
   Maine  ...........................          1,441
   New Hampshire   ..................          1,390
   Vermont   ........................          1,072
   Others(2) ........................          4,730
   Not secured by real estate  ......         12,083
                                          -----------
     Total   ........................     $1,482,631
                                          ===========

----------------
(1) Does not include $1.3 million of tax certificates representing liens secured by properties in Florida.

(2) Less than $1 million in any one state.

     RESIDENTIAL MORTGAGE LOAN PURCHASES AND ORIGINATIONS. The Company's lending primarily involves purchasing in the secondary mortgage market and originating loans secured by first mortgages on real estate improved with single-family dwellings. The Company's first mortgage loans purchased or originated are generally repayable over 15 or 30 years. Additionally, the Company offers second mortgage residential loans with maturities ranging from five to 15 years. Residential loans typically remain outstanding for shorter periods than their contractual maturities because borrowers prepay the loans in full upon sale of the mortgaged property or upon refinancing of the original loan. The Company currently originates and purchases fixed-rate and adjustable-rate first mortgage loans secured by owner-occupied residences with 15-year term or 30-year term amortization, and second mortgage loans with 15-year term amortization or 30-year term amortization with a balloon payment after five years.

     The Company's ARMs generally have interest rates that adjust monthly, semi-annually or annually at a margin over the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year published by the Federal Reserve or the COFI. The maximum interest rate adjustment of the Company's ARMs is generally 1% semi-annually and 6% over the life of the loan, above or below the initial rate on the loan for semi-annual adjustables, or 2% annually and 6% over the life of the loan, above or below the initial rate on the loan for annual adjustables. The Company's COFI loans with monthly adjustable interest rates also provide for a 7.5% cap on monthly payment increases from one annual payment adjustment to the next, except at the end of five years, when monthly payments may be adjusted by more than the payment increase cap in order to provide for the complete amortization by maturity. Because of the payment cap and the different times at which interest rate adjustments and payment adjustments are made on these loans, monthly payments on these loans may not be sufficient to pay the interest accruing on the loan. The amount of any shortage is added to the principal balance of the loan to be repaid through future monthly payments to the Company ("negative amortization"). If the loan-to-value ratio is high, negative amortization could significantly increase the risk associated with the loan; the Company's management, however, believes that this risk is mitigated due to the relative stability of the index used and to conservative underwriting policies.

     The Company generally purchases or originates loans with "teaser" rates that are below market rates during an initial period after the loan is originated. For loans with teaser rates, the borrower's ability to repay is determined upon fully indexed rates. The Company underwrites these loans pursuant to its underwriting guidelines prior to purchase.

     Applicable regulations permit the Company to lend up to 100% of the appraised value of the real property securing a loan ("loan-to-value ratio"). The Company, however, generally does not make or acquire loans with loan-to-value ratios that exceed 80% at origination. When terms are favorable, the Company will purchase or originate single-family mortgage loans with loan-to-value ratios between 80% and 95%. In most of these cases, the Company will, as a matter of policy, require the borrower to obtain private mortgage insurance that insures that portion of the loan exceeding the 80% loan-to-value ratio, thereby reducing the risk to no more than 80% of appraised value.

     The Company generally applies the same underwriting criteria to residential mortgage loans purchased or originated. In its loan purchases, the Company generally reserves the right to reject particular loans from a loan package being purchased and does reject loans in a package that do not meet its underwriting criteria. In determining whether to purchase or originate a loan, the Company assesses both the borrower's ability to repay the loan and the adequacy of the proposed collateral. On originations, the Company obtains appraisals of the property securing the loan. On purchases, the Company reviews the appraisal obtained by the loan seller or originator and arranges for an updated review appraisal before purchasing the loan. On purchases and originations, the Company reviews information concerning the income, financial condition, employment and credit history of the applicant. On purchases, the Company generally obtains a credit report on the borrower separate from that provided by the loan seller.

     The Company has adopted written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered for origination or purchase. These underwriting standards are reviewed and approved annually by the Company's Board of Directors. The Company's underwriting standards for residential mortgage loans generally conform to (except as to principal balance and with regard to certain loans discussed below, as to the borrower's citizenship and related factors) standards established by Fannie Mae ("FNMA") and the Federal Home Loan Mortgage Corporation (the "FHLMC"). A loan application is obtained or reviewed by the Company's underwriters to determine the borrower's ability to repay, and confirmation of the more significant information is obtained through the use of credit reports, financial statements, and employment and other verifications.

     The Company generally uses appraisals to determine the value of collateral for all loans it originates. When originating a real estate mortgage loan, the Company obtains a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and such appraisal is reviewed by one of the underwriters. With respect to a substantial percentage of loans purchased, the collateral value is determined by reference to a review appraisal. Otherwise, the collateral value is determined by reference to the documentation contained in the original file. Borrowers are required to obtain casualty insurance and, if applicable, flood insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law.

     The Company also requires that a survey be conducted and title insurance be obtained, insuring the priority of its mortgage lien. Pursuant to its underwriting standards, the Company generally requires private mortgage insurance policies on newly originated mortgage loans with loan-to-value ratios greater than 80%. All loans are reviewed by the Company's underwriters to ensure that its guidelines are met or that waivers are obtained in limited situations where offsetting factors exist.

     With regard to loan purchases, a legal review of every loan file is conducted to determine the adequacy of the legal documentation. The Company receives various representations and warranties from the sellers of the loans regarding the quality and characteristics of the loans.

     Approximately $90.2 million, or 6.1%, of the Company's gross loans receivable are first mortgage loans to non-resident aliens secured by single-family residences located in Florida. These loans are purchased and originated by the Company in a manner similar to that described above for other residential loans. Loans to non-resident aliens generally afford the Company an opportunity to receive rates of interest higher than those available from other single-family residential loans. Nevertheless, such loans generally involve a greater degree of risk than other single-family residential mortgage loans. The ability to obtain access to the borrower is more limited for non-resident aliens, as is the ability to attach or verify assets located in foreign countries. The Company has attempted to minimize these risks through its underwriting standards for such loans (including generally lower loan-to-value ratios and qualification based on verifiable assets located in the United States).

     The Company has also established a correspondent mortgage banking operation for the origination of single-family residential mortgage loans in its market area. This correspondent operation consists of a network of mortgage brokers and lenders in South Florida that generate mortgage loans for the Company. Originations in the correspondent program, together with branch lending, reached $66.0 million in fiscal 1996 and $125.9 million for the nine months ended June 30, 1997.

     COMMERCIAL REAL ESTATE LENDING. The Company's commercial real estate lending division originates or purchases multi-family and commercial real estate loans from approximately $250,000 to $5.0 million. The Company's strategy is to promote commercial lending together with private banking, as both areas seek to develop long-term relationships with select businesses, real estate borrowers, and professionals. At June 30, 1997, the Company had $126.4 million of commercial real estate loans, representing a total of 8.5% of the Company's loan portfolio before net items. The Company's commercial real estate loan portfolio includes loans secured by apartment buildings, office buildings, warehouses, retail stores and other properties, which are located in the Company's primary market area. Commercial real estate loans generally are originated in amounts up to 75% of the appraised value of the property securing the loan. In determining whether to originate or purchase multi-family or commercial real estate loans, the Company also considers such factors as the financial condition of the borrower and the debt service coverage of the property. Commercial real estate loans are made at both fixed and adjustable interest rates for terms of up to 10 years.

     REAL ESTATE CONSTRUCTION LENDING. The Company makes real estate construction loans to individuals for the construction of their residences, as well as to builders and real estate developers for the construction of one-to-four-family residences and commercial and multi-family real estate. At June 30, 1997, the Company had $8.5 million of construction loans representing a total of .6% of the Company's loan portfolio before net items.

     COMMERCIAL BUSINESS LENDING. Commercial business loans totaled $9.1 million as of June 30, 1997 representing 0.6% of total loans. In its commercial business loan underwriting, the Company evaluates the value of the collateral securing the loan and assesses the borrower's creditworthiness and ability to repay. While commercial business loans generally are made for shorter terms and at higher yields than one-to-four-family residential loans, such loans generally involve a higher level of risk than one-to-four-family residential loans because the risk of borrower default is greater and the collateral may be more difficult to liquidate and more likely to decline in value.

     LOAN PORTFOLIO QUALITY. Federal regulations require a savings institution to review its assets on a regular basis and, if appropriate, to classify assets as "substandard," "doubtful", or "loss" depending on the likelihood of loss. General allowances for loan losses are required to be established for assets classified as substandard or doubtful. For assets classified as loss, the institution must either establish specific allowances equal to the amount classified as a loss or charge off such amount. Assets that do not require classification as substandard but that possess credit deficiencies or potential weaknesses deserving management's close attention are required to be designated as "special mention." The deputy director of the appropriate OTS regional office may approve, disapprove or modify any classifications of assets and any allowance for loan losses established.

     Additionally, under standard banking practices, an institution's asset quality is also measured by the level of non-performing loans in the institution's portfolio. Non-performing loans consist of (i) nonaccrual loans;
(ii) loans that are more than 90 days contractually past due as to interest or principal but that are well-secured and in the process of collection or renewal in the normal course of business; and (iii) loans that have been renegotiated to provide a deferral of interest or principal because of a deterioration in the financial condition of the borrower. The Company provides delinquency notices to borrowers when loans are 30 or more days past due. The Company places conventional mortgage loans on non-accrual status when more than 90 days past due. When a loan is placed on non-accrual status, the Company reverses all accrued and uncollected interest. The Company also begins appropriate legal procedures to obtain repayment of the loan or otherwise satisfy the obligation.

     As of June 30, 1997, the Company had $12.8 million in substandard assets of which $11.9 million are included in non-performing assets. Substandard assets consisted of the following:

                                                    AS OF JUNE 30, 1997
                                                   --------------------
                                                      (IN THOUSANDS)
   One-to-four family residential loans   ......         $10,168
   Consumer and business loans   ...............             114
   REO   .......................................           1,171
   Tax certificates  ...........................           1,326
                                                         --------
   Total Substandard Assets   ..................         $12,779
                                                         ========

     In addition, $244,000 of tax certificates were classified as loss as of June 30, 1997 and have been specifically reserved for.

     Subsequent to June 30, 1997, management became aware of problems concerning seven loans (acquired with Suncoast) to one borrower totaling $1.5 million as of June 30, 1997. Management believes the potential losses, if any, on these loans will be insignificant. However, the collection time period may be lengthy.

     The following table sets forth information regarding the Company's allowance for loan losses for the periods indicated:

                                                                     FOR THE NINE
                                                                     MONTHS ENDED
                                                                      JUNE 30,         FOR THE YEARS ENDED SEPTEMBER 30,
                                                                    ------------- --------------------------------------------
                                                                        1997        1996     1995      1994       1993    1992
                                                                    ------------- -------- -------- ----------- -------- -----
                                                                                          (IN THOUSANDS)
Allowance for loan losses balance (at beginning of period)   ......    $2,158     $1,469   $ 841     $  1,184   $ 265     $195
Provisions (credit) for loan losses  ..............................       695      (120)   1,221        1,187   1,052       70
Allowance from The Bank of Florida   ..............................        --       183       --           --      --       --
Allowance from Suncoast  ..........................................       775        --       --           --      --       --
Allocation from discounts on loans purchased  .....................        --        --       --           --      90       --
Loans charged off:
One-to four-family residential loans    ...........................      (570)     (493)    (535)      (1,582)   (223)      --
Commercial and other  .............................................        --        --      (59)          --      --       --
                                                                       ------     ------   ------    --------   ------    -----
    Total    ......................................................      (570)     (493)    (594)      (1,582)   (223)      --
                                                                       ------     ------   ------    --------   ------    -----
Recoveries:
One-to-four family residential loans    ...........................        48     1,119        1           52      --       --
Commercial and other  .............................................        15        --       --           --      --       --
                                                                       ------     ------   ------    --------   ------    -----
    Total .........................................................        63     1,119        1           52      --       --
                                                                       ------     ------   ------    --------   ------    -----
Allowance for loan losses, balance (at end of period)  ............    $3,121     $2,158   $1,469    $    841   $1,184    $265
                                                                       ======     ======   ======    ========   ======    =====

     Historically, recoveries of charged off loans have been minimal since charged off loans have been primarily one-to-four family residential loans and typically the only substantial asset available to the Company is the real estate securing the loan which is acquired through foreclosure and sold. However, in its fiscal year ended September 30, 1996, the Company received a recovery of approximately $1.0 million as settlement of litigation the Company initiated against a seller of residential mortgage loans. The Company is not aware of any significant liability related to REO or loans that may be foreclosed.

     The following table sets forth the allocation of general allowance for loan losses by loan category for the periods indicated.

                                         AT JUNE 30,                               AS OF SEPTEMBER 30,
                                    ---------------------- -------------------------------------------------------------------
                                             1997                   1996                   1995                  1994
                                    ---------------------- ---------------------- ---------------------- ---------------------
                                                 % OF                   % OF                   % OF                   % OF
                                                 LOANS                  LOANS                  LOANS                 LOANS
                                                IN EACH                IN EACH                IN EACH               IN EACH
                                              CATEGORY TO            CATEGORY TO            CATEGORY TO            CATEGORY TO
                                     AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                                    -------- ------------- -------- ------------- -------- ------------- -------- ------------
                                                                      (DOLLARS IN THOUSANDS)
Balance at end of period
 applicable to:
One-to-four-family residential
 mortgages    .....................  $1,723       87.4%     $1,381       88.6%     $1,207       95.9%      $766       96.0%
Commercial and other loans   ......   1,384       12.6%        739       11.4%        168        4.1%        75        4.0%
Unallocated   .....................      14       N/A           38       N/A           94       N/A          --       N/A
                                     -------     ------    -------      ------    -------      ------      -----     ------
Total allowances for
 loan losses  .....................  $3,121      100.0%     $2,158      100.0%     $1,469      100.0%      $841      100.0%
                                     =======     ======    =======      ======    =======      ======      =====     ======

     For additional information regarding the Company's allowance for loan losses and the credit quality of the Company's assets, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Description of Financial Condition Changes for the Years Ended September 30, 1994, 1995, and 1996--Credit Quality."

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

     The Company maintains an investment portfolio consisting primarily of federal agency securities, FHLB overnight deposits, securities purchased under agreements to resell and tax certificates. Federal regulations limit the instruments in which the Company may invest its funds. The Company's current investment policy permits purchases only of investments (with the exception of tax certificates) rated in one of the three highest grades by a nationally recognized rating agency and does not permit purchases of securities of non-investment grade quality (such as so-called "junk bonds").

     The Company's portfolio also includes tax certificates issued by various counties in the State of Florida. Tax certificates represent tax obligations that are auctioned by county taxing authorities on an annual basis in order to collect delinquent real estate taxes. Although tax certificates have no stated maturity, the certificate holder has the right to collect the delinquent tax amount, plus interest, and can file for a tax deed if the delinquent tax amount is unpaid at the end of two years. Tax certificates have a claim superior to most other liens. If the holder does not file for deed within seven years, the certificate becomes null and void. The Company has adopted detailed policies with regard to its investment in tax certificates, which specify due diligence procedures, purchasing procedures (including parameters for the location, type and size of tax certificates acceptable for purchase) and procedures for managing the portfolio after acquisition.

     Mortgage-backed securities are primarily acquired for their liquidity, yield, and credit characteristics. Such securities may be used as collateral for borrowing or pledged as collateral for certain deposits, including public funds deposits. Mortgage-backed securities acquired include fixed and adjustable rate agency securities (GNMA, FNMA and FHLMC), private issue securities and collateralized mortgage obligations.

     The following table sets forth information regarding the Company's investments and mortgage-backed securities as of the dates indicated. Amounts shown are historical amortized cost. For additional information regarding the Company's investments and mortgage-backed securities, including the carrying values and approximate market values of such securities, see Notes 1 and 4 of the Notes to Consolidated Financial Statements incorporated by reference into this Prospectus.

                                                            AS OF JUNE 30,                 AS OF SEPTEMBER 30,
                                                           ----------------   ---------------------------------------------
                                                                 1997             1996            1995            1994
                                                           ----------------   -------------   -------------   -------------
                                                                                (DOLLARS IN THOUSANDS)
Securities purchased under agreements to resell   ......      $      --        $      --       $      --       $     700
Federal funds sold  ....................................             --              400             400             375
Federal agency securities    ...........................         25,174            4,985           4,675           2,003
FHLB overnight deposits   ..............................          2,403           28,253          31,813          11,212
Tax certificates    ....................................         63,497           40,088          39,544          42,612
Mortgage-backed securities   ...........................        133,561           70,165          52,998          57,155
Other   ................................................          1,839            1,711              11              11
                                                              ---------        ---------       ---------       ---------
  Total investment securities   ........................      $ 226,474        $ 145,602       $ 129,441       $ 114,068
                                                              =========        =========       =========       =========
  Weighted average yield  ..............................           6.54%            7.09%           7.43%           7.26%
                                                              =========        =========       =========       =========

     The following table sets forth information regarding the maturities of the Company's investments as of June 30, 1997. Amounts shown are book values.

                                                                PERIODS TO MATURITY
                                                                 FROM JUNE 30, 1997
                                     --------------------------------------------------------------------------
                                      AS OF JUNE 30,       WITHIN       1 THROUGH     5 THROUGH        OVER
                                           1997            1 YEAR        5 YEARS      10 YEARS       10 YEARS
                                     ----------------   ------------   -----------   -----------   ------------
Federal agency securities   ......      $  25,174        $    900       $ 24,274      $     --      $     --
FHLB overnight deposits  .........          2,403           2,403             --            --            --
Mortgage-backed securities  ......        133,561          24,183         54,728        24,138        30,512
Tax certificates(1)   ............         63,497          44,301         19,196            --            --
Other  ...........................          1,839             732          1,107            --            --
                                        ---------        --------       --------      --------      --------
 Total ...........................      $ 226,474        $ 72,519       $ 99,305      $ 24,138      $ 30,512
                                        =========        ========       ========      ========      ========
 Weighted average yield  .........           6.54%           6.05%          6.54%         7.17%         7.17%
                                        =========        ========       ========      ========      ========

----------------
(1) Maturities are based on historical experience.

MORTGAGE LOAN SERVICING

     Prior to November 1996, the Company primarily serviced mortgage loans only for its portfolio. With the acquisition of Suncoast on November 15, 1996, the Company acquired a servicing portfolio consisting of 19,487 loans owned by outside investors.

     Servicing agreements generally provide for loan servicing fees ranging from 0.25% to 0.50% per annum of the declining principal amount of the loans, plus any late charges or other ancillary fees. Loan servicing fees for loans serviced under mortgage-backed securities programs are either subject to negotiation with the sponsoring agency or in certain instances set by the sponsoring agency. Servicing fees for loans sold to private investors are determined by agreement with the investor. Income from servicing is calculated based upon the contractual servicing fee, net of amortization of the carrying value of the acquired loan servicing rights.

     The Company is subject to certain costs and risks related to servicing delinquent loans. Servicing agreements relating to the mortgage-backed security programs of FNMA and FHLMC require the servicer to advance funds to make scheduled payments of interest, taxes and insurance, and in some instances principal, if such payments have not been received from the borrowers. However, the

Company recovers substantially all of the advanced funds upon cure of default by the borrower, or through foreclosure proceedings and claims against agencies or companies that have insured or guaranteed the loans. Certain servicing agreements for loans sold directly to other investors require the Company to remit funds to the loan purchaser only upon receipt of payments from the borrower and, accordingly, the investor bears the risk of loss. The Company, however, is subject to the risk that declines in the market rates of interest for mortgage loans or other economic conditions will result in a revaluation of its servicing assets as borrowers refinance or otherwise prepay higher interest rate loans.

     The following table sets forth, by category of investor, the composition of the servicing portfolios of the Bank as of the dates indicated:

                                                                           NOVEMBER 15, 1996
                                         JUNE 30, 1997                   (SUNCOAST ACQUISITION)
                                --------------------------------   ----------------------------------
                                 # OF                     BOOK       # OF                      BOOK
                                 LOANS     PRINCIPAL     VALUE      LOANS      PRINCIPAL      VALUE
                                -------   -----------   --------   --------   ------------   --------
                                              (IN THOUSANDS)                      (IN THOUSANDS)
GNMA ........................       --      $     --     $   --      5,791    $  299,183     $ 4,952
FNMA ........................    1,339       106,918      1,556      1,462       117,856       1,690
FHLMC   .....................    3,039       259,331      2,449      3,425       295,392       2,758
Private investors   .........      309        43,448        531        337        50,741         626
FDIC/RTC-subservicing  ......    4,367       113,431         --      7,087       150,317          --
Private subservicing   ......      641        48,206         --      1,385       190,350          --
                                 ------    ---------     -------    -------   -----------    --------
                                 9,695      $571,334     $4,536     19,487    $1,103,839     $10,026
                                 ======    =========     =======    =======   ===========    ========

     In the second quarter of 1997, the GNMA mortgage servicing portfolio was sold and no gain or loss was recorded. As of August 31, 1997, the Company transferred the FDIC/RTC subservicing portfolios to a third party servicer. These actions were taken to increase the Company's profitability from mortgage loan servicing.

SOURCES OF FUNDS

     The Company's primary sources of funds for its investment and lending activities are customer deposits, loan repayments, funds from operations, the Company's capital (including trust preferred securities) and FHLB advances.

     DEPOSITS. The Company offers a full variety of deposit accounts ranging from passbook accounts to certificates of deposit with maturities of up to five years. The Company also offers transaction accounts, which include commercial checking accounts, negotiable order of withdrawal ("NOW") accounts, super NOW accounts and money market deposit accounts. The rates paid on deposits are established periodically by management based on the Company's need for funds and the rates being offered by the Company's competitors with the goal of remaining competitive without offering the highest rates in the market area. The Company has not utilized brokered deposits.

     The Company has placed increasing reliance on passbook accounts, money market accounts, certificates of deposit and other savings alternatives that are more responsive to market conditions than long-term, fixed-rate certificates. While market-sensitive savings instruments permit the Company to reduce its cost of funds during periods of declining interest rates, such savings alternatives also increase the Company's vulnerability to periods of high interest rates. There are no regulatory interest rate ceilings on the Company's accounts.

     The following table sets forth information concerning the Company's deposits by account type and the weighted average nominal rates at which interest is paid thereon as of the dates indicated:

                                                    AS OF JUNE 30,                         AS OF SEPTEMBER 30,
                                                ----------------------- ---------------------------------------------------------
                                                         1997                   1996                 1995              1994
                                                ----------------------- --------------------- ------------------ ----------------
                                                   AMOUNT       RATE      AMOUNT      RATE      AMOUNT    RATE    AMOUNT    RATE
                                                ------------ ---------- ---------- ---------- ---------- ------- --------- ------
                                                                             (DOLLARS IN THOUSANDS)
Passbook accounts:
 Regular   ....................................  $  151,543     4.59%    $ 73,741     4.44%    $ 50,327     3.04% $ 44,533   3.04%
 Holiday club    ..............................          32     2.00           39     2.00           46     2.00        50   1.75
                                                 -----------             ---------             ---------          --------
  Total passbook accounts    ..................     151,575                73,780                50,373             44,583
                                                 -----------             ---------             ---------          ---------
Checking:
 Insured money market  ........................      22,100     3.96       16,556     3.87        7,733     2.68    18,006   1.51
 NOW and non-interest-bearing accounts   ......      72,042     2.00       24,566     1.49       18,157     2.17    29,805   1.67
                                                 -----------             ---------             ---------          --------
  Total checking accounts    ..................      94,142                41,122                25,890             47,811
                                                 -----------             ---------             ---------          ---------
  Total passbook and checking accounts   ......     245,717               114,902                76,263             92,394
                                                 -----------             ---------             ---------          ---------
Certificates:
 30-89-day certificates of deposit    .........          --       --           --       --           91     2.73       166   3.01
 3-5-month certificates of deposit    .........     104,188     5.44        7,114     4.67        1,465     4.78     4,552   3.95
 6-8-month certificates of deposit    .........     263,220     5.64      159,850     5.40       93,684     5.65    87,071   4.23
 9-11-month certificates of deposit   .........       4,309     5.23       20,279     5.45        5,654     5.55     1,302   3.53
 12-17-month certificates of deposit  .........     321,593     5.70      124,637     5.49       79,637     5.90    71,115   4.44
 18-23-month certificates of deposit  .........      21,096     5.72       12,375     5.79       12,382     5.37    33,282   4.31
 24-29-month certificates of deposit  .........      62,466     5.83       42,875     5.94       18,593     5.57    24,453   4.36
 30-35-month certificates of deposit  .........      11,756     5.91        1,774     5.57        2,868     4.99     4,867   4.66
 36-60-month certificates of deposits    ......      66,578     6.06       22,300     5.93       19,437     5.81    28,593   5.46
                                                 -----------             ---------             ---------          --------
  Total certificates   ........................     855,206               391,204               233,811            255,401
                                                 -----------             ---------             ---------          ---------
   Total   ....................................  $1,100,923              $506,106              $310,074           $347,795
                                                 ===========             =========             =========          =========
    Weighted average rate    ..................                 5.26%                 5.11%                4.99%             3.88%

     The following table sets forth information by various rate categories regarding the amounts of the Company's certificate accounts (under $100,000) as of June 30, 1997 that mature during the periods indicated:

                                                                                      PERIODS TO MATURITY
                                                                                      FROM JUNE 30, 1997
                                                                        -----------------------------------------------
                                                           AS OF          WITHIN       1 TO        2 TO       MORE THAN
                                                       JUNE 30, 1997      1 YEAR      2 YEARS     3 YEARS     3 YEARS
                                                      ---------------   ----------   ---------   ---------   ----------
                                                                               (IN THOUSANDS)
Certificate accounts:
 3.00% to 3.99%   .................................      $     83       $     83     $    --     $    --       $    --
 4.00% to 4.99%   .................................        28,035         27,651         384          --            --
 5.00% to 5.99%   .................................       626,899        548,940      65,815       7,618         4,526
 6.00% to 6.99%   .................................        56,470         17,622      10,229       7,258        21,361
 7.00% to 7.99%   .................................           808             10         748          --            50
                                                         ---------      ---------    --------    --------     --------
Total certificate accounts (under $100,000)  ......      $712,295       $594,306     $77,176     $14,876       $25,937
                                                         =========      =========    ========    ========     ========

     The following table sets forth information by various rate categories regarding the amounts of the Company's jumbo ($100,000 and over) certificate accounts as of June 30, 1997 that mature during the periods indicated:

                                                                           PERIODS TO MATURITY
                                                                           FROM JUNE 30, 1997
                                                             -----------------------------------------------
                                                AS OF          WITHIN       1 TO        2 TO       MORE THAN
                                            JUNE 30, 1997      1 YEAR      2 YEARS     3 YEARS     3 YEARS
                                           ---------------   ----------   ---------   ---------   ----------
                                                                    (IN THOUSANDS)
Jumbo certificate accounts:
 3.00% to 3.99%    .....................      $    633       $    633     $    --       $   --      $   --
 4.00% to 4.99%    .....................         4,868          4,868          --           --          --
 5.00% to 5.99%    .....................       119,074        108,447       9,212        1,090         325
 6.00% to 6.99%    .....................        17,680          9,763       3,033        1,263       3,621
 7.00% to 7.99% ........................           656            150         506           --          --
                                              ---------      ---------    --------     -------      -------
Total jumbo certificate amounts   ......      $142,911       $123,861     $12,751       $2,353      $3,946
                                              =========      =========    ========     =======      =======

     Of the Company's total deposits at June 30, 1997 and September 30, 1996, 1995 and 1994, 13.0%, 10.5%, 8.6% and 10.3%, respectively, were deposits of $100,000 or more issued to the public. Although jumbo certificates of deposit are generally more rate sensitive than smaller size deposits, management believes that the Company will retain these deposits.

     In 1995, the Company sold its three branches on the west coast of Florida, including their deposits which totaled $130.3 million at the date of sale. The sale was part of a shift in growth strategy to focus on South Florida and take advantage of consolidation trends in banking there. Also, as part of this strategy, the Company opened branches in Boynton Beach, Florida in June 1996, West Palm Beach, Florida in September 1996, and a second branch in Boca Raton, Florida in August 1997. On March 29, 1996, the Company acquired The Bank of Florida whose single branch with total deposits of $27.3 million was consolidated with the Company's South Miami branch. On November 15, 1996, as discussed above, the Company acquired Suncoast which had six branches.

     BORROWINGS. When the Company's primary sources of funds are not sufficient to meet deposit outflows, loan originations and purchases and other cash requirements, the Company may borrow funds from the FHLB of Atlanta and from other sources. The FHLB system acts as an additional source of funding for savings institutions. In addition, the Company uses subordinated notes and agreements to repurchase in order to increase funds.

     FHLB borrowings, known as "advances," are made on a secured basis, and the terms and rates charged for FHLB advances vary in response to general economic conditions. As a shareholder of the FHLB of Atlanta, the Bank is authorized to apply for advances from this bank. A wide variety of borrowing plans are offered by the FHLB of Atlanta, each with its own maturity and interest rate. The FHLB of Atlanta will consider various factors, including an institution's regulatory capital position, net income, quality and composition of assets, lending policies and practices, and level of current borrowings from all sources, in determining the amount of credit to extend to an institution. In addition, an institution that fails to meet the qualified thrift lender test may have restrictions imposed on its ability to obtain FHLB advances. The Bank currently meets the qualified thrift lender test.

     The following tables set forth information as to the Company's borrowings as of the dates and for the periods indicated.

                                     AS OF JUNE 30,                           AS OF SEPTEMBER 30,
                                  --------------------- ----------------------------------------------------------------
                                          1997                  1996                  1995                  1994
                                  --------------------- --------------------- --------------------- --------------------
                                              WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                                              AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                   BALANCE      RATE     BALANCE      RATE     BALANCE      RATE     BALANCE     RATE
                                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------
                                                                  (DOLLARS IN THOUSANDS)
PERIOD END BALANCES:
FHLB advances(l)  ...............  $446,484     5.90%    $237,000     5.73%    $241,000     5.92%    $136,000     5.17%
Company Obligated Mandatorily
 Redeemable Preferred
 Securities of Subsidiary Trusts
 Holding Solely Junior
 Subordinated Deferrable
 Interest Debentures of the
 Company ........................   116,000    10.16           --       --           --       --           --       --
Subordinated notes   ............       775     9.00          775     9.00          775     9.00          775     9.00
Securities sold under agreements
 to repurchase(2)    ............        --       --           --       --           --       --       21,400     4.49
                                   ---------  ------     ---------  ------     ---------  ------     ---------  ------
  Total borrowings   ............  $563,259     6.78%    $237,775     5.74%    $241,775     5.93%    $158,175     5.10%
                                   =========  ======     =========  ======     =========  ======     =========  ======

                                   FOR THE NINE MONTHS
                                     ENDED JUNE 30,                     FOR THE YEAR ENDED SEPTEMBER 30,
                                  --------------------- ----------------------------------------------------------------
                                          1997                  1996                  1995                  1994
                                  --------------------- --------------------- --------------------- --------------------
                                              WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                                              AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                   BALANCE      RATE     BALANCE      RATE     BALANCE      RATE     BALANCE     RATE
                                  ---------- ---------- ---------- ---------- ---------- ---------- ---------- ---------
                                                                  (DOLLARS IN THOUSANDS)
AVERAGE BALANCES:
FHLB advances(l)  ...............  $267,810     5.62%    $234,489     5.77%    $136,706     5.86%    $116,493     4.03%
Company Obligated Mandatorily
 Redeemable Preferred
 Securities of Subsidiary Trusts
 Holding Solely Junior
 Subordinated Deferrable
 Interest Debentures of the
 Company    .....................    45,150    10.41           --       --           --       --           --       --
Subordinated notes   ............       775     9.00          775     9.00          775     9.00          775     9.00
Securities sold under agreements
 to repurchase(2)    ............     4,390     5.71           --       --        6,571     5.59        3,336     5.68
                                   ---------  ------     ---------  ------     ---------  ------     ---------  ------
  Total borrowings   ............  $318,125     6.31%    $235,264     5.78%    $144,052     5.86%    $120,604     4.11%
                                   =========  ======     =========  ======     =========  ======     =========  ======

----------------
(1) The maximum amount of FHLB advances outstanding during the nine months ended June 30, 1997 and the years ended September 30, 1996, 1995 and 1994 was $446.5 million, $244.0 million, $246.0 million and $149.0 million, respectively.

(2) The maximum amount of securities sold under agreements to repurchase at any month-end during the nine months ended June 30, 1997 and the years ended September 30, 1995 and 1994 was $19.3 million, $33.6 million and $21.4 million, respectively.

LEGAL PROCEEDINGS

     The Company and its subsidiaries, from time to time, are involved as plaintiff or defendant in various legal actions arising in the normal course of their businesses. While the ultimate outcome of any such proceedings cannot be predicted with certainty, it is the opinion of management that no proceedings exist, either individually or in the aggregate, which, if determined adversely to the Company and its subsidiaries, would have a material effect on the Company's consolidated financial condition, results of operations or cash flows.

                                  REGULATION

RECENT LEGISLATIVE DEVELOPMENTS

     In recent years, measures have been taken to reform the thrift and banking industries and to strengthen the insurance funds for depository institutions. The most significant of these measures for savings institutions was the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (the "FIRREA"), which has had a major impact on the operation and regulation of savings associations generally. In 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA"), became law. Although the FDICIA's primary purpose was to recapitalize the Bank Insurance Fund (the "BIF") of the FDIC, which insures the deposits of commercial banks, the FDICIA also affected the supervision and regulation of all federally insured depository institutions, including federal savings banks such as the Bank. More recent legislation has attempted to resolve the problems of the SAIF in meeting its minimum required reserve ratio and the related concern facing SAIF-insured institutions, such as the Bank, of paying significantly higher deposit insurance premiums than BIF-insured institutions. The following discussion is a summary of the significant provisions of the recent legislation affecting the banking industry.

     THE FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT OF 1989. The FIRREA, which was enacted in response to concerns regarding the soundness of the thrift industry, brought about a significant regulatory restructuring, limited savings institutions' business activities, and increased their regulatory capital requirements. The FIRREA abolished the Federal Home Loan Bank Board and the Federal Savings and Loan Insurance Corporation (the "FSLIC"), and established the OTS as the primary federal regulator for savings institutions. Deposits at the Bank are insured through the SAIF, a separate fund managed by the FDIC for institutions whose deposits were formerly insured by the FSLIC. Regulatory functions relating to deposit insurance are generally exercised by the FDIC. The Resolution Trust Corporation (the "RTC") was created to manage conservatorships and receiverships of insolvent thrifts.

     THE FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991. The FDICIA authorizes regulators to take prompt corrective action to solve the problems of critically undercapitalized institutions. As a result, the banking regulators are required to take certain supervisory actions against undercapitalized institutions, the severity of which increases as an institution's level of capitalization decreases. Pursuant to the FDICIA, the federal banking agencies have established the levels at which an insured institution is considered to be "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." See "--Savings Institution Regulations--Prompt Corrective Action" below for a discussion of the applicable capital levels.

     The FDICIA requires that the federal banking agencies revise their risk-based capital requirements to include components for interest rate risk, concentration of credit risk and the risk of non-traditional activities. See "--Savings Institution Regulations--Regulatory Capital Requirements" below for a description of the final rule adopted by the OTS that incorporates an interest rate risk component in the risk-based capital requirement. Although adopted, implementation of this rule has been postponed indefinitely.

     In addition, the FDICIA requires each federal banking agency to establish standards relating to internal controls, information systems, and internal audit systems that are designed to assess the financial condition and management of the institution; loan documentation; credit underwriting; interest rate exposure; asset growth; and compensation, fees and benefits. The FDICIA lowered the qualified thrift lender ("QTL") investment percentage applicable to SAIF-insured institutions. See "--Savings Institution Regulations--Qualified Thrift Lender Test" below. The FDICIA also provided that a risk based assessment system for insured depository institutions must be established before January 1, 1994. See "--Savings Institution Regulations--Insurance of Accounts" below. These requirements have been implemented. The FDICIA further requires annual on-site full examinations of depository institutions, with certain exceptions, and annual reports on institutions' financial and management controls.

     THE RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994. In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency
Act of 1994 (the "Interstate Branching Act") became law. Savings associations, whose primary federal regulator is the OTS, generally are not directly affected by the Interstate Branching Act except for a provision that allows an insured savings association that was an affiliate of a bank on July 1, 1994, to act as the bank's agent as though it were an insured bank affiliate of the bank.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier I or core capital to risk-weighted assets ("Tier I risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier I risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     For the first six months of 1995, the assessment schedule for members of the BIF of the FDIC and SAIF members ranged from .23% to .31% of deposits. As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to
 .31% of deposits. The revisions became effective in the third quarter of 1995. In addition, the BIF rates were further revised, effective January 1996, to provide a range of 0% to .27%. The SAIF rates, however, were not adjusted. At the time the FDIC revised the BIF premium schedule, it noted that, absent legislative action (as discussed below), the SAIF would not attain its designated reserve ratio until the year 2002. As a result, SAIF insured members would continue to be generally subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attained its required reserve ratio.

     In order to eliminate this disparity and any competitive disadvantage between BIF and SAIF member institutions with respect to deposit insurance premiums, legislation to recapitalize the SAIF was enacted in September 1996. The legislation provided for a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. It also provided for the merger of the BIF and the SAIF on January 1, 1999 if no savings associations then exist. The special assessment rate was established at .657% of deposits by the FDIC and the resulting assessment of $2.6 million (exclusive of an additional $2.3 million payment which relates to Suncoast deposits) was paid in November 1996. This special assessment significantly increased non-interest expense and adversely affected the Bank's results of operations for the year ended September 30, 1996. As a result of the special assessment, the Bank's deposit insurance premiums were initially reduced to 6.7 basis points, and as of June 30, 1997 to
6.3 basis points based upon its current risk classification and the new assessment schedule for SAIF insured institutions. These premiums are subject to change in future periods.

     Prior to the enactment of the legislation, a portion of the SAIF assessment imposed on savings associations was used to repay obligations issued by a federally chartered corporation to provide financing ("FICO") for resolving the thrift crisis in the 1980's. Although the FDIC has proposed that the SAIF assessment be equalized with the BIF assessment schedule, effective October 1, 1996, SAIF-insured institutions will continue to be subject to a FICO assessment as a result of this continuing obligation. Although the legislation also now requires assessments to be made on BIF-assessable deposits for this purpose, effective January 1, 1997, that assessment will be limited to 20% of the rate imposed on SAIF assessable deposits until the earlier of December 31, 1999 or when no savings association continues to exist, thereby imposing a greater burden on SAIF member institutions such as the Bank. Thereafter, however, assessments on BIF-member institutions will be made on the same basis as SAIF-member institutions. The rates to be established by the FDIC to implement this requirement for all FDIC-insured institutions were 6.48 basis points assessment on SAIF deposits and 1.30 basis points on BIF deposits until BIF insured institutions participate fully in the assessment.

SAVINGS AND LOAN HOLDING COMPANY REGULATIONS

     TRANSACTIONS WITH AFFILIATES. The Company is a unitary savings and loan holding company and is subject to the OTS regulations, examination, supervision and reporting requirements pursuant to certain provisions of the Home Owners' Loan Act (the "HOLA") and the Federal Deposit Insurance Act. As an insured institution and a subsidiary of a savings and loan holding company, the Bank is subject to restrictions in its dealings with companies that are "affiliates" of the Company under the HOLA, certain provisions of the Federal Reserve Act that were made applicable to savings institutions by the FIRREA, and the OTS regulations.

     As a result of the FIRREA, savings institutions' transactions with their affiliates are subject to the limitations set forth in the HOLA and the OTS regulations, which incorporate Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act and Regulation O adopted by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under Section 23A, an "affiliate" of an institution is defined generally as (i) any company that controls the institution and any other company that is controlled by the company that controls the institution, (ii) any company that is controlled by the shareholders who control the institution or any company that controls the institution, or (iii) any company that is determined by regulation or order to have a relationship with the institution (or any subsidiary or affiliate of the institution) such that "covered transactions" with the company may be affected by the relationship to the detriment of the institution. "Control" is determined to exist if a percentage stock ownership test is met or if there is control over the election of directors or the management or policies of the company or institution. "Covered transactions" generally include loans or extensions of credit to an affiliate, purchases of securities issued by an affiliate, purchases of assets from an affiliate (except as may be exempted by order or regulation), and certain other transactions. The OTS regulations and Sections 23A and 23B require that covered transactions and certain other transactions with affiliates be on terms and conditions consistent with safe and sound banking practices or on terms comparable to similar transactions with non-affiliated parties, and imposes quantitative restrictions on the amount of and collateralization requirements on covered transactions. In addition, a savings institution is prohibited from extending credit to an affiliate (other than a subsidiary of the institution), unless the affiliate is engaged only in activities that the Federal Reserve Board has determined, by regulation, to be permissible for bank holding companies. Sections 22(g) and 22(h) of the Federal Reserve Act impose limitations on loans and extensions of credit from an institution to its executive officers, directors and principal stockholders and each of their related interests.

     ACTIVITIES LIMITATIONS. A unitary savings and loan holding company, such as the Company, whose sole insured institution subsidiary qualifies as a QTL (described below) generally has the broadest authority to engage in various types of business activities. A holding company that acquires another institution and maintains it as a separate subsidiary or whose sole subsidiary fails to meet the QTL test will become subject to the activities limitations applicable to multiple savings and loan holding companies.

     In general, a multiple savings and loan holding company (or subsidiary thereof that is not an insured institution) may not commence, or continue for more than a limited period of time after becoming a multiple savings and loan holding company (or a subsidiary thereof), any business activity other than (i) furnishing or performing management services for a subsidiary insured institution, (ii) conducting an insurance agency or an escrow business, (iii) holding, managing or liquidating assets owned by or acquired from a subsidiary insured institution, (iv) holding or managing properties used or occupied by a subsidiary insured institution, (v) acting as trustee under deeds of trust, (vi) those activities previously directly authorized by the OTS by regulation as of March 5, 1987 to be engaged in by multiple savings and loan holding companies, or (vii) subject to prior approval of the OTS, those activities authorized by the Federal Reserve Board as permissible for bank holding companies. These restrictions do not apply to a multiple savings and loan holding company if (a) all, or all but one, of its insured institution subsidiaries were acquired in emergency thrift acquisitions or assisted acquisitions and (b) all of its insured institution subsidiaries are QTL's.

SAVINGS INSTITUTION REGULATIONS

     Federal savings institutions such as the Bank are chartered by the OTS, are members of the FHLB system, and have their deposits insured by the SAIF. They are subject to comprehensive OTS and FDIC regulations that are intended primarily to protect depositors. SAIF-insured, federally chartered institutions may not enter into certain transactions unless applicable regulatory tests are met or they obtain necessary approvals. They are also required to file reports with the OTS describing their activities and financial condition, and periodic examinations by the OTS test compliance by institutions with various regulatory requirements, some of which are described below.

     INSURANCE OF ACCOUNTS. The Bank's deposits are insured by the SAIF up to $100,000 for each insured account holder, the maximum amount currently permitted by law. Under the FDIC regulations implementing risk-based insurance premiums, institutions are divided into three groups-well capitalized, adequately capitalized and undercapitalized-based on criteria consistent with those established pursuant to the prompt corrective action provisions of the FDICIA. See "--Prompt Corrective Action" below. Each of these groups is further divided into three subgroups, based on a subjective evaluation of supervisory risk to the insurance fund posed by the institution.

     As an insurer, the FDIC issues regulations and conducts examinations of its insured members. SAIF insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding that an institution has engaged in unsafe and unsound practices, cannot continue operations because it is in an unsafe and unsound condition, or has violated any applicable law, regulation, rule, order or condition imposed by the OTS or FDIC. When conditions warrant, the FDIC may impose less severe sanctions as an alternative to termination of insurance. The Bank's management does not know of any present condition pursuant to which the FDIC would seek to impose sanctions on the Bank or terminate insurance of its deposits.

     REGULATORY CAPITAL REQUIREMENTS. As mandated by the FIRREA, the OTS adopted capital standards under which savings institutions must currently maintain (i) a tangible capital requirement of 1.5% of tangible assets, (ii) a leverage (or core capital) ratio of 3.0% of adjusted tangible assets, and (iii) a risk-based capital requirement of 8.0% of risk-weighted assets. These requirements (which cannot be less stringent than those applicable to national banks) apply to the Bank. Under current law and regulations, there are no capital requirements directly applicable to the Company. See also "--Changes to Capital Requirements" below.

     Under the current OTS regulations, "tangible capital" includes common stockholders' equity, noncumulative perpetual preferred stock and related paid-in capital, certain qualifying nonwithdrawable accounts and pledged deposits, and minority interests in fully consolidated subsidiaries, less intangible assets (except certain purchased mortgage servicing rights) and specified percentages of debt and equity investments in certain subsidiaries. "Core capital" is tangible capital plus limited amounts of intangible assets meeting marketability criteria. The "risk-based capital" requirement provides that an institution's total capital must equal 8% of risk-weighted assets. Certain institutions will be required to deduct an interest rate risk component from their total capital, as described below. "Total capital" equals core capital plus "supplementary capital" (which includes specified amounts of cumulative preferred stock, certain limited-life preferred stock, subordinated debt and other capital instruments) in an amount equal to not more than 100% of core capital. "Risk-weighted assets" are determined by assigning designated risk weights based on the credit risk associated with the particular asset. As provided by OTS regulations, representative risk weights include: 0% for cash and assets that are backed by the full faith and credit of the United States; 20% for cash items in the process of collection, FHLB stock, agency securities not backed by the full faith and credit of the United States and certain high-quality mortgage-related securities; 50% for certain revenue bonds, qualifying mortgage loans, certain non-high-quality mortgage-related securities and certain qualifying residential construction loans; and 100% for consumer, commercial and other loans, repossessed assets, assets that are 90 or more days past due, and all other assets.

     As of June 30, 1997, the Bank's tangible, core and risk-based capital ratios were 8.1%, 8.1% and 14.0%, respectively.

     The OTS regulatory capital regulations take into account a savings institution's exposure to the risk of loss from changing interest rates. Under the regulations, a savings institution with an above normal level of interest rate risk exposure will be required to deduct an IRR component from its total capital when determining its compliance with the risk-based capital requirements. An "above normal" level of interest rate risk exposure is a projected decline of 2% in the net present value of an institution's assets and liabilities resulting from a 2% swing in interest rates. The IRR component will equal one-half of the difference between the institution's measured interest rate exposure and the "normal" level of exposure. Savings institutions are required to file data with the OTS that the OTS will use to calculate, on a quarterly basis, the institutions' measured interest rate risk and IRR components. The IRR component to be deducted from capital is the lowest of the IRR components for the preceding three quarters. The OTS may waive or defer an institution's IRR component on a case-by-case basis. Implementation of the IRR requirements have been delayed. As of June 30, 1997, the Company would have been required to deduct an IRR component from its total capital when determining its compliance with the Bank's risk-based capital requirements; however, the Bank would continue to be well capitalized.

     If an institution becomes categorized as "undercapitalized" under the definitions established by the "prompt corrective action" provisions of the FDICIA, it will become subject to certain restrictions imposed by the FDICIA. See "--Prompt Corrective Action" below.

     PROMPT CORRECTIVE ACTION. The OTS and other federal banking regulators have established capital levels for institutions to implement the "prompt corrective action" provisions of the FDICIA. Based on these capital levels, insured institutions will be categorized as well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. The FDICIA requires federal banking regulators, including the OTS, to take prompt corrective action to solve the problems of those institutions that fail to satisfy their applicable minimum capital requirements. The level of regulatory scrutiny and restrictions imposed become increasingly severe as an institution's capital level falls.

     A "well capitalized" institution must have risk-based capital of 10% or more, core capital of 5% or more and Tier I risk-based capital (based on the ratio of core capital to risk-weighted assets) of 6% or more and may not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the OTS. The Bank is a well capitalized institution under the definitions as adopted. An institution will be categorized as "adequately capitalized" if it has total risk-based capital of 8% or more, Tier 1 risk-based capital of 4% or more, and core capital of 4% or more; "undercapitalized" if it has total risk-based capital of less than 8%, Tier I risk-based capital of less than 4%, or core capital of less than 4%; "significantly undercapitalized" if it has total risk-based capital of less than 6%, Tier 1 risk-based capital of less than 3%, or core capital of less than 3%; and "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to less than 2%.

     In the case of an institution that is categorized as "undercapitalized," such an institution must submit a capital restoration plan to the OTS. An undercapitalized depository institution generally will not be able to acquire other banks or thrifts, establish additional branches, pay dividends, or engage in any new lines of business unless consistent with its capital plan. A "significantly undercapitalized" institution will be subject to additional restrictions on its affiliate transactions, the interest rates paid by the institution on its deposits, the institution's asset growth, compensation of senior executive officers, and activities deemed to pose excessive risk to the institution. Regulators may also order a significantly undercapitalized institution to hold elections for new directors, terminate any director or senior executive officer employed for more than 180 days prior to the time the institution became significantly undercapitalized, or hire qualified senior executive officers approved by the regulators.

     The FDICIA provides that an institution that is "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of becoming categorized as such unless the institution's regulator and the FDIC jointly determine that some other course of action would result in a lower resolution cost to the institution's insurance fund. Thereafter, the institution's regulator must periodically reassess its determination to permit a particular critically undercapitalized institution to continue to operate. A conservator or receiver must be appointed for the institution at the end of an approximately one-year period following the institution's initial classification as critically undercapitalized unless a number of stringent conditions are met, including a determination by the regulator and the FDIC that the institution has positive net worth and a certification by such agencies that the institution is viable and not expected to fail.

     The final rules establishing the capital levels for purposes of the FDICIA also indicate that the federal regulators intend to lower or eliminate the core capital requirement from the definitions of well capitalized, adequately capitalized and undercapitalized after the requirement to deduct an IRR component from total capital becomes effective. This action has not yet been taken. See "--Regulatory Capital Requirements" above.

     In addition to the foregoing prompt corrective action provisions, the FDICIA also sets forth requirements that the federal banking agencies, including the OTS, review their capital standards every two years to ensure that their standards require sufficient capital to facilitate prompt corrective action and to minimize loss to the SAIF and the BIF.

     RESTRICTIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS. The current OTS regulation applicable to the payment of dividends or other capital distributions by savings institutions imposes limits on capital distributions based on an institution's regulatory capital levels and net income. An institution that meets or exceeds all of its capital requirements (both before and after giving effect to the distribution) and is not in need of more than normal supervision would be a "Tier 1 association." A Tier I association may make capital distributions during a calendar year of up to the greater of (i) 100% of net income for the current calendar year plus 50% of its capital surplus or (ii) the amount permitted for a "Tier 2 association" which is 75% of its net income over the most recent four quarters. Any additional capital distributions would require prior regulatory approval. The Bank currently exceeds its fully phased-in capital requirements and qualifies as a Tier I association under the regulation. A "Tier 3 association" is defined as an institution that does not meet all of the minimum regulatory capital requirements and therefore may not make any capital distributions without the prior approval of the OTS.

     Savings institutions must provide the OTS with at least 30 days written notice before making any capital distributions. All such capital distributions are also subject to the OTS' right to object to a distribution on safety and soundness grounds.

     The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a savings association may make a capital distribution without notice to the OTS (unless it is a subsidiary of a holding company) provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern, and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Savings associations that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No assurance may be given as to whether or in what form the regulations may be adopted.

     QUALIFIED THRIFT LENDER TEST. Pursuant to amendments effected by the FDICIA, a savings institution will be a QTL if its qualified thrift investments equal or exceed 65% of its portfolio assets on a monthly average basis in nine of every 12 months. Qualified thrift investments, under the revised QTL test, include (i) certain housing-related loans and investments, (ii) certain obligations of the FSLIC, the FDIC, the FSLIC Resolution Fund and the RTC,
(iii) loans to purchase or construct churches, schools, nursing homes and hospitals (subject to certain limitations), (iv) consumer loans (subject to certain limitations), (v) shares of stock issued by any FHLB, and (vi) shares of stock issued by the FHLMC or the FNMA (subject to certain limitations). Portfolio assets under the revised test consist of total assets minus (a) goodwill and other intangible assets, (b) the value of properties used by the savings institution to conduct its business, and (c) certain liquid assets in an amount not exceeding 20% of total assets.

     Any savings institution that fails to become or remain a QTL must either convert to a national bank charter or be subject to restrictions specified in the OTS regulations. Any such savings institution that does not become a bank will be: (i) prohibited from making any new investment or engaging in activities that would not be permissible for national banks; (ii) prohibited from establishing any new branch office in a location that would not be permissible for a national bank in the institution's home state; (iii) ineligible to obtain new advances from any FHLB; and (iv) subject to limitations on the payment of dividends comparable to the statutory and regulatory dividend restrictions applicable to national banks. Also, beginning three years after the date on which the savings association ceases to be a QTL, the savings association would be prohibited from retaining any investment or engaging in any activity not permissible for a national bank and would be required to repay any outstanding advances to any FHLB. A savings institution may requalify as a QTL if it thereafter complies with the QTL test. At June 30, 1997, the Bank exceeded the QTL requirements.

     FEDERAL HOME LOAN BANK SYSTEM. The Bank is a member of the FHLB system, which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board. The Federal Home Loan Banks provide a central credit facility for member institutions, The Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations as of the close of each calendar year, or 5% of its borrowings from the FHLB of Atlanta (including advances and letters of credit issued by the FHLB on the Bank's behalf). The Bank is currently in compliance with this requirement, with a $22.3 million investment in stock of the FHLB of Atlanta as of June 30, 1997.

     The FHLB of Atlanta makes advances to members in accordance with policies and procedures periodically established by the Federal Housing Finance Board and the Board of Directors of the FHLB of Atlanta. Currently outstanding advances from the FHLB of Atlanta are required to be secured by a member's shares of stock in the FHLB of Atlanta and by certain types of mortgages and other assets. The FIRREA further limited the eligible collateral in certain respects. Interest rates charged for advances vary depending on maturity, the cost of funds to the FHLB of Atlanta and the purpose of the borrowing. As of June 30, 1997, advances from the FHLB of Atlanta totaled $446.5 million. The FIRREA restricted the amount of FHLB advances that a member institution may obtain, and in some circumstances requires repayment of outstanding advances, if the institution does not meet the QTL test. See "--Qualified Thrift Lender Test," above.

     LIQUIDITY. OTS regulations currently require member savings institutions to maintain for each calendar month an average daily balance of liquid assets (cash and certain time deposits, securities of certain mutual funds, bankers' acceptances, corporate debt securities and commercial paper, and specified U.S. government, state government and federal agency obligations) equal to at least 5% of its average daily balance during the preceding calendar month of net withdrawable deposits and short-term borrowings (generally borrowings having maturities of one year or less). An institution must also maintain for each calendar month an average daily balance of short-term liquid assets (generally those having maturities of one year or less) equal to at least 1% of its average daily balance during the preceding calendar month of net withdrawable accounts and, short-term borrowings. The Director of the OTS may vary this liquidity requirement from time to time within a range of 4% to 10%. Monetary penalties may be imposed for failure to meet liquidity requirements. For the month of June 1997, the Bank's liquidity ratio was 5.9%, and its short-term liquidity ratio, which must be at least 1%, was 1.9%.

     COMMUNITY REINVESTMENT ACT. Under the Community Reinvestment Act (the "CRA"), as implemented by the OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a financial institution, to assess the institution's record of meeting the credit needs of its community and to take such records into account in its evaluation of certain applications. The FIRREA amended the CRA to require public disclosure of an institution's CRA rating and to require that the OTS provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system in lieu of the existing five-tiered numerical rating system. Based upon an OTS examination in fiscal 1995, the Bank's CRA rating is satisfactory.

     Effective July 1, 1995, the OTS together with the other federal banking agencies, adopted a joint rule amending each of their regulations concerning the CRA. Subject to certain exceptions and elections, the new regulations prescribe three tests for the evaluation of a savings institution's performance. The lending test evaluates a savings institution's record of helping to meet the credit needs of its assessment area through its lending activities by considering an institution's home mortgage, small business, small farm, and community development lending. The investment test evaluates a savings institution's record of helping to meet the credit needs of its assessment area through qualified investments that benefit its assessment area or a broader statewide or regional area including the assessment area. Finally, the service test evaluates a savings institution by analyzing both the availability and the effectiveness of the institution's systems for delivering retail banking services and the extent and innovativeness of its community development services. Based upon the savings institution's performance under the lending, investment and service tests, and any other tests which may be applicable to the institution under the new regulations, the OTS will assign the savings institution one of the same four ratings prescribed under current regulations. Additionally, under the new regulations, the OTS will continue to consider an institution's record of performance under the CRA in the same manner and for the same purposes as required under current regulations.

     These new regulations, while effective July 1, 1995, will be implemented over a two-year time frame. A savings institution may elect to be evaluated under the revised performance tests beginning January 1, 1996, although the Company has not made such election. Absent such an election, these revised performance tests became mandatory and were deemed to replace the regulations described above effective July 1, 1997.

     LOANS-TO-ONE-BORROWER LIMITATIONS. The FIRREA provided that loans-to-one borrower limits applicable to national banks apply to savings institutions. Generally, under current limits, loans and extensions of credit outstanding at one time to a single borrower shall not exceed 15% of the savings institution's unimpaired capital and unimpaired surplus. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and unimpaired surplus. As of June 30, 1997, the Bank was in compliance with the loans-to-one-borrower limitations.

PORTFOLIO POLICY GUIDELINES

     The Federal Financial Institutions Examination Council issued a Supervisory Policy Statement on Securities Activities (the "Policy"), which provides guidance to an institution in developing its portfolio policy, specifies factors that must be considered when evaluating an institution's investment portfolio, and provides guidance on the suitability of acquiring and holding certain products, such as mortgage derivative products, in its investment portfolio. The Policy, among other things, defines "high-risk mortgage securities" and provides that such securities are not suitable investment portfolio holdings for depository institutions and that they may only be acquired to reduce interest rate risk. The determination of a high-risk mortgage security will be based upon a quantitative calculation of the average life of the security, and the change in the average life and market price sensitivity of the security based on a 300-basis-point shift in the yield curve. Currently, the Bank does not hold any high-risk mortgage securities. The Policy, however, is applicable to all depository institutions and will affect the Bank's ability to invest in certain mortgage securities, primarily collateralized mortgage obligations, in the future.

GENERAL LENDING REGULATIONS

     The Bank's lending activities are subject to federal and state regulation, including the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Community Reinvestment Act and the laws of Florida, California and other jurisdictions governing discrimination, lender disclosure to borrowers, foreclosure procedures and anti-deficiency judgments, among other matters.

FEDERAL RESERVE SYSTEM

     The Bank is subject to certain regulations promulgated by the Federal Reserve Board. Pursuant to such regulations, savings institutions are required to maintain reserves against their transaction accounts (primarily interest-bearing checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS. In addition, Federal Reserve Board regulations limit the periods within which depository institutions must provide availability for and pay interest on deposits to transaction accounts. Depository institutions are required to disclose their check-hold policies and any changes to those policies in writing to customers. The Bank is in compliance with all such Federal Reserve Board regulations.

                                    TAXATION

     The Company reports its income and expenses under an accrual method of accounting and has been filing federal income tax returns on a calendar year basis. For 1994 and thereafter, the Company and its subsidiaries have elected to file consolidated tax returns on a fiscal year basis ended September 30. The Tax Reform Act of 1986 (the "1986 Act"), which was signed into law on October 22, 1986, revised the income tax laws applicable to corporations in general and to savings institutions, such as the Bank, in particular. Except as specifically noted, the discussion below relates to taxable years beginning after December 31, 1986.

     The Company has not been notified of a proposed examination by the Internal Revenue Service (the "IRS") of its federal income tax returns.

BAD DEBT RESERVES

     DEDUCTIONS. Prior to legislation enacted in August 1996, the Internal Revenue Code (the "Code") permitted savings institutions, such as the Bank, to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, be deducted in determining taxable income. The bad debt reserve deduction was generally based upon a savings institution's actual loss experience (the "experience method"). In addition, provided that certain definitional tests relating to the composition of assets and sources of income are met, a savings institution was permitted to elect annually to compute the allowable addition to its bad debt reserve for losses on qualifying real property loans (generally loans secured by improved real estate) by reference to a percentage of its taxable income (the "percentage of taxable income method").

     Under the percentage of taxable income method, a savings institution was permitted, in general, to claim a deduction for additions to bad debt reserves equal to 8% of the savings institution's taxable income. Taxable income for this purpose is defined as taxable income before the bad debt deduction, but without regard to any deduction allowable for any addition to the reserve for bad debt. Certain adjustments must also be made for gains on the sale of corporate stock and tax exempt obligations. For this purpose, the taxable income of a savings institution for a taxable year is calculated after utilization of net operating loss carryforwards.

     In August of 1996, legislation was enacted that repealed the reserve method of accounting (including the percentage of taxable income method) used by many thrifts, including the Bank, to calculate their bad debt deduction for federal income tax purposes. The legislation requires thrifts to account for bad debts for federal income tax purposes on the same basis as commercial banks for tax years beginning after December 31, 1995. As such, thrifts with assets whose tax basis exceeds $500,000,000 must change to the specific charge off method in computing its bad debt deduction. As such, the Bank must use the specific charge off method in computing its bad debt deduction for tax years beginning after December 31, 1995.

     As a result of this change in accounting method, the Bank must recapture the excess of its January 1, 1996 bad debt reserve over the reserve in existence on December 31, 1987. This recapture will occur over a six-year period, the commencement of which will be delayed until the first taxable year beginning after December 31, 1997, provided the institution meets certain residential lending requirements. The management of the Company does not believe that the legislation will have a material impact on the Company or the Bank.

     DISTRIBUTIONS. Under the Code, the Bank's December 31, 1987 reserve must be recaptured into taxable income as a result of certain non-dividend distributions. A distribution is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution it, together with all other such distributions during the taxable year, exceeds the Bank's current and post-1951 accumulated earnings and profits. The amount charged against the Bank's bad debt reserves in respect of a distribution will be includable in its gross income and will equal the amount of such distribution, increased by the amount of federal income tax resulting from such inclusion.

ALTERNATIVE MINIMUM TAX

     In addition to the income tax, corporations are generally subject to an alternative minimum tax at a rate of 20%. The alternative minimum tax is imposed on the sum of regular taxable income (with certain adjustments) and tax preference items, less any available exemption ("AMTI"). The alternative minimum tax is imposed to the extent that it exceeds a corporation's regular income tax liability. The items of tax preference that constitute AMTI for 1990 and thereafter include 75% of the difference between the taxpayer's adjusted current earnings and AMTI (determined without regard to this preference and prior to any deduction for net operating loss carryforwards or carrybacks). In addition, net operating loss carryforwards cannot offset more than 90% of AMTI.

INTEREST ALLOCABLE TO TAX-EXEMPT OBLIGATIONS

     The 1986 Act eliminates for financial institutions the deduction for interest expense allocable to the purchase or carrying of most tax-exempt obligations for taxable years ending after December 31, 1986, with respect to tax-exempt obligations acquired after August 7, 1986 excluding certain financial institution-qualified issues. For all qualified issues and for non-qualified tax-exempt obligations acquired after 1982 and before August 7, 1986, 20% of allocable interest expense deductions will be disallowed.

STATE TAXATION

     The State of Florida imposes a corporate income tax on the Company, at a rate of 5.5% of the Company's taxable income as determined for Florida income tax purposes. Taxable income for this purpose is based on federal taxable income with certain adjustments. A credit against the tax, for Florida intangible taxes paid, is allowable in an amount equal to the lesser of (i) the amount of such intangible taxes paid or (ii) 65% of the tax liability.

FORECLOSURES

     Tax legislation enacted in August of 1996 significantly changed the tax treatment with respect to foreclosures for taxable years beginning after December 31, 1995. Prior to this legislation, a thrift's acquisition of property by means of foreclosure was not treated as a taxable event for federal tax purposes. As such no gain or loss was recognized at the time of foreclosure and no portion of the debt could be treated as worthless. In addition, prior to the August 1996 legislation, thrift institutions were allowed a tax benefit for write downs of foreclosed property to fair market value. Finally, for thrifts that computed its bad debt deduction under the experience method, gains or losses realized from the sale of foreclosed property were not taken into account in computing taxable income, but were credited or charged to the thrift's bad debt reserve.

     As a result of the newly enacted tax legislation, thrift foreclosures are treated as a taxable event for federal tax purposes for property acquired after December 31, 1995. As such, a thrift may recognize gain, loss or a bad debt deduction at the time of foreclosure depending on the method by which the property was acquired. In addition, write downs of foreclosed property to fair market value no longer give rise to a tax benefit. Finally, gains and losses realized upon the sale of foreclosed property are included in taxable income of the thrift.

                                  MANAGEMENT

     The following table sets forth the name, business address, present principal occupation or employment and any other material occupations, positions, offices or employments during the last five years of the directors and executive officers of the Company. Unless otherwise indicated, all occupations, positions, offices or employments listed opposite any individual's name were held by such individual during the course of the last five years. Each individual listed below is a citizen of the United States.

NAME                         AGE           POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
-------------------------   -----   -------------------------------------------------------------
Alfred R. Camner             53     Director, Chairman of the Board, Chief Executive Officer
255 Alhambra Circle                 and President of the Company (1993 to present); Director,
Coral Gables, FL 33134              Chairman of the Board and Chief Executive Officer (1984 to
                                    present) and President (1984 to 1993, November 1994 to
                                    present) of the Bank; Senior Managing Director (1996 to
                                    present) and Managing Director (1973 to present) of Stuzin and Camner, Professional Association, attorneys-at-law;
                                    General Counsel to CSF Holdings, Inc. and its subsidiary,
                                    Citizens Federal Bank, A Federal Savings Bank (1973 to
                                    1996); Director and member of the Executive Committee of
                                    the Board of Directors of Loan America Financial
                                    Corporation, a national mortgage banking company (1985 to
                                    1994); Director of CSW Associates, Inc., an asset
                                    management firm (1990 to 1995).

Lawrence H. Blum             54     Director and Vice Chairman of the Board of the Company
Rachlin, Cohen & Holtz              (1993 to present) and the Bank (1984 to present); Managing
1 S.E. 3rd Ave.                     Director (1992 to present) and partner (1974 to present) of
Miami, FL 33131                     Rachlin, Cohen & Holtz, certified public accountants.

James A. Dougherty           46     Director (December 1995 to present) and Executive Vice
255 Alhambra Circle                 President (1994 to present) of the Company; Director,
Coral Gables, FL 33134              Executive Vice President and Chief Operating Officer of the
                                    Bank (1994 to present); Executive Vice President of Retail
                                    Banking, Intercontinental Bank (1989 to 1994).

Earline G. Ford              53     Director, Executive Vice President and Treasurer of the
255 Alhambra Circle                 Company (1993 to present); Director (1984 to present),
Coral Gables, FL 33134              Executive Vice President (1990 to present), Senior Vice
                                    President--Administration (1988 to 1990), Treasurer (1984 to
                                    present), Corporate Secretary (1996 to present) and Vice
                                    President--Administration (1984 to 1988) of the Bank; Legal
                                    Administrator of Stuzin and Camner, Professional
                                    Association, attorneys-at-law (1973 to 1996); Vice Chairman of CSW Associates, Inc., an asset management firm (1990 to
                                    1995).

Marc D. Jacobson             54     Director (1993 to present) and Secretary (1993 to 1996) of
Head-Beckham Ins. Agcy.             the Company; Director (1984 to present) and Secretary (1985
3050 Biscayne Blvd.                 to 1996) of the Bank; Vice President of Head-Beckham
Miami, FL 33137                     Insurance Agency, Inc. (1990 to present).

NAME                             AGE            POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
-----------------------------   -----   ---------------------------------------------------------------
Allen M. Bernkrant               66     Director of the Company (1993 to present) and the Bank
Heritage Manufacturing                  (1985 to present); Private investor in Miami, Florida (1990 to
4600 N.W. 135 St.                       present).
Opalocka, FL 33054

Irving P. Cohen                  56     Director of the Company and the Bank (1996 to present);
Thompson, Hine and Flory                Director of Suncoast (1988 to 1996); Partner, Thompson Hine
1920 N Street, N.W.                     & Flory, attorneys at law (1995 to present); Partner, Semmes
Washington, DC 20036                    Bowen & Semmes, attorneys at law (1990 to 1995).

Bruce Friesner                   55     Director of the Company and the Bank (1996 to present);
F&G Associates                          Director of Loan America Financial Corporation, a national
5431 N. 36th Court                      mortgage banking company (1990-1994); Partner of F&G
Hollywood, FL 33021                     Associates, a commercial real estate development company
                                        (1972 to present).

Patricia L. Frost                57     Director of the Company (1993 to present) and the Bank
4400 Biscayne Boulevard                 (1990 to present); Private investor in Miami, Florida (1993 to
Miami, FL 33137                         present); Principal, West Laboratory School, Coral Gables,
                                        Florida (1970 to 1993).

Elia J. Giusti                   63     Director of the Company and the Bank (1996 to present);
Lee Giusti Realty, Inc.                 Director of Suncoast (1990 to 1996); President and principal
900 E. Broward Blvd.                    owner of Lee Giusti Realty, Inc., a real estate and mortgage
Ft. Lauderdale, FL 33301                brokerage firm (1982 to present).

Marc Lipsitz                     55     Director and Secretary of the Company (1996 to present);
Stuzin & Camner P.A.                    Managing Director (1996 to present) of Stuzin & Camner,
550 Biltmore Way                        Professional Association, attorneys at law; General Counsel
Coral Gables, FL 33134                  of Jefferson National Bank (1993 to 1996); Partner, Stroock
                                        Stroock & Lavan, attorneys at law (1991 to 1993); Deputy
                                        General Counsel and General Counsel of Southeast Bank,
                                        N.A. (1985 to 1991).

Norman E. Mains                  54     Director of the Company and the Bank (1996 to present);
Chicago Mercantile Exchange             Director of Suncoast (1985 to 1996); Chief Economist and
10 South Wacker Drive                   Director of Research for the Chicago Mercantile Exchange
North Tower                             (1994 to present); President and Chief Operating Officer of
Chicago, IL 60606                       Rodman & Renshaw Capital Group, Inc., a securities broker/
                                        dealer firm (1991 to 1994).

Neil Messinger, M.D.             59     Director of the Company and the Bank (1996 to present);
Baptist Hospital                        Radiologist; President, Radiological Associates, P.A. (1986 to
8900 N. Kendall Drive                   present); Chairman of Imaging Services of Baptist Hospital
Miami, FL 33176                         (1986 to present).

Christina Cuervo                 33     Director of the Company and the Bank (1995 to present);
Beacon Council                          Executive Vice President, the Beacon Council (1996 to
80 S.W. 8th Street                      present); Assistant City Manager and Chief of Staff of the
Miami, FL 33130                         City of Miami (1992 to 1996); Assistant Vice President of
                                        United National Bank (1992); Assistant Vice President, First
                                        Union National Bank (formerly Southeast Bank, N.A.) (1986
                                        to 1992).

NAME                        AGE             POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
------------------------   -----   ----------------------------------------------------------------
Anne W. Solloway            81     Director of the Company (1993 to present) and the Bank
8124 S.W. 87th Terrace             (1985 to present); Private investor in Miami, Florida.
Miami, FL 33143

OFFICERS OF THE COMPANY
AND/OR THE BANK WHO ARE
NOT DIRECTORS:

Charles A. Arnett           48     Executive Vice President of the Bank (1995 to present);
255 Alhambra Circle                Executive Vice President of Intercontinental Bank (1991 to
Coral Gables, FL 33134             1995); President and Chief Executive officer of Northridge
                                   Bank (1990 to 1991).

Clifford A. Hope            49     Executive Vice President of the Bank (1997 to present);
255 Alhambra Circle                banking industry consultant in private practice (1996 to 1997);
Coral Gables, FL 33134             Senior Vice President and Chief Accounting Officer of
                                   Citizens Federal Bank (1987 to 1996).

Samuel A. Milne             47     Executive Vice President and Chief Financial Officer (1996 to
255 Alhambra Circle                present) and Senior Vice President and Chief Financial
Coral Gables, FL 33134             Officer (1995 to 1996) of the Company and the Bank; Senior
                                   Vice President and Chief Financial Officer, Consolidated
                                   Bank (1992 to 1995); Senior Vice President, Southeast Bank,
                                   N.A. (1984 to 1991).

Donald Putnam               40     Executive Vice President of the Company (1997 to present)
255 Alhambra Circle                and the Bank (1996 to present); Senior Vice President and
Coral Gables, FL 33134             Regional Sales Manager, NationsBank of Florida, N.A.
                                   (1996); Senior Vice President (1994 to 1996), and First Vice
                                   President (1987 to 1994), of Citizens Federal Bank.

     All executive officers serve at the discretion of the Board of Directors and are elected annually by the Board.

                            EXECUTIVE COMPENSATION

ANNUAL COMPENSATION

     The following table sets forth information regarding the total compensation awarded to, earned by or paid to the Chief Executive Officer and four additional officers of the Company and the Bank whose total annual salary and bonus exceeded $100,000 (the "named executive officers"). There were no other executive officers at the fiscal year ended September 30, 1996 whose total annual salary and bonus for the fiscal year exceeded $100,000 for services rendered to the Company and the Bank.

                          SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                                COMPENSATION
                                                                                                   AWARDS
                                                                                               --------------
                                                     ANNUAL COMPENSATION                         SECURITIES
                               ---------------------------------------------------------------   UNDERLYING
                                                                               OTHER ANNUAL     OPTIONS/SARS     ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR   SALARY($)           BONUS($)           COMPENSATION($)      (#)(A)      COMPENSATION($)
------------------------------ ------ -----------------   ----------------   ----------------- -------------- ----------------
ALFRED R. CAMNER                 1996  $   175,092(B)      $   54,039(D)            (J)            65,986       $   8,361(K)
 Chairman of the Board,          1995  $   153,750(C)      $   48,749(D)            (J)            96,177       $   8,942(K)
 Chief Executive Officer         1994  $   122,500         $   91,040(D)            (J)            43,369       $   8,942(K)
 and President of the
 Company and the Bank
JAMES A. DOUGHERTY               1996  $   126,067         $   12,200(E)            (J)            13,451              --
 Executive Vice President        1995  $   118,794         $    6,050               (J)            14,907              --
 of the Company;                 1994           --                 --               --                 --              --
 Executive Vice President
 and Chief Operating Officer
 of the Bank
EARLINE G. FORD                  1996  $    94,047(F)      $   23,350(G)            (J)            13,486              --
 Executive Vice President        1995  $    77,250(L)      $   15,850(G)            (J)            82,177              --
 and Treasurer of the Bank       1994  $    67,750(M)      $   13,000(G)            (J)            36,402              --
 and the Company
CHARLES A. ARNETT                1996  $   112,250         $    3,300(H)            (J)                --              --
 Executive Vice President        1995  $    48,333                 --               (J)             4,000              --
 of the Bank                     1994           --                 --               --                 --              --
SAMUEL A. MILNE                  1996  $   105,000         $    5,000(I)            (J)            12,500              --
 Executive Vice President        1995  $    41,667                 --               (J)             4,000              --
 and Chief Financial Officer     1994           --                 --               --                 --              --
 of the Company and the Bank

----------------

#       Number of shares granted.
$       Dollar amounts.
(A)     All information provided relates to option grants. The Company does not grant stock appreciation rights ("SARs"). All amounts are adjusted for stock splits. Includes options that were granted as a partial payment of the named executive officers' directors' fees for service on the Boards of Directors of the Company and the Bank. See "Compensation of
        Directors."
(B)     Includes 6,000 shares of Class B Common with a fair market value of $43,425 on the date of grant that were granted in lieu of cash salary for a portion of the officer's annual compensation.
(C)     Includes 5,000 shares of Class B Common with a fair market value of $28,750 on the date of grant that were granted in lieu of cash salary for a portion of the officer's annual compensation.
(D)     Reflects a stock bonus of 7,466 shares of Class B Common with a fair market value on the date of grant of approximately
        $54,035 paid in the 1996 fiscal year for services during the 1995 fiscal year; a stock bonus of 8,477 shares of Class B
        Common with a fair market value on the date of grant of approximately $48,749 paid in the 1995 fiscal year for services during the 1994 fiscal year; a cash bonus of $50,677 and a stock bonus of 5,383 shares of Class B Common with a fair market value on the date of grant of approximately $40,372 paid in the 1994 fiscal year for services during the 1993 fiscal year.
(E)     Reflects a stock bonus of 1,685 shares of Class B Common with a fair market value of $12,195 on the date of grant paid in the 1996 fiscal year for services during the 1995 fiscal year.
(F)     Includes 3,000 shares of Class B Common with a fair market value of $21,713 on the date of grant that were granted in lieu of cash salary for a portion of the officer's annual compensation.

(G)   Reflects a stock bonus of 3,225 shares of Class B Common with a fair market value on the date of grant of approximately
      $23,341 paid in the 1996 fiscal year for services during the 1995 fiscal year; a stock bonus of 2,755 shares of Class B
      Common with a fair market value on the date of grant of approximately $15,841 paid in the 1995 fiscal year for services during the 1994 fiscal year, and a stock bonus of 200 shares with a fair market value of $1,500 on the date of grant and a cash bonus of $11,500 paid in fiscal 1994 for services during the 1993 fiscal year.
(H)   Reflects a cash bonus of $1,652 and a stock bonus of 227 shares of Class A Common with a fair market value on the date of grant of approximately $1,643 paid in the 1996 fiscal year for services during the 1995 fiscal year.
(I)   Reflects a cash bonus of $2,503 and a stock bonus of 345 shares of Class A Common with a fair market value on the date of grant of approximately $2,497 paid in the 1996 fiscal year for services during the 1995 fiscal year.
(J)   The aggregate amount of such compensation for each fiscal year is less than 10% of the total of the named executive officer's annual salary and bonus for such fiscal year.
(K)   Reflects premiums paid on a life insurance policy for the benefit of Mr. Camner.
(L)   Includes 2,000 shares of Class B Common with a fair market value of $11,500 on the date of grant that were granted in lieu of salary for a portion of the officer's annual compensation.
(M)   Includes 1,000 shares of Class B Common with a fair market value of $7,500 on the date of grant that were granted in lieu of salary for a portion of the officer's annual compensation.

COMPENSATION PURSUANT TO PLANS

     1996 STOCK OPTION GRANTS. The following table provides details regarding stock options granted to the named executive officers during the 1996 fiscal year. In addition, in accordance with the rules and regulations of the Securities and Exchange Commission, the table describes the hypothetical gains that would exist for the respective options based on assumed rates of annual compound stock appreciation of 5% and 10% from the date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on the future performance of the Class A Common, overall stock market conditions, and the named executive officer's continued employment with the Company and the Bank. As a result, the amounts reflected in this table may not necessarily be achieved.

                   OPTION/SAR GRANTS IN LAST FISCAL YEAR (A)

                                                   INDIVIDUAL GRANTS
                     -----------------------------------------------------------------------------
                                 SECURITIES
                                 UNDERLYING
                                OPTIONS/SARS             PERCENT OF TOTAL
                                   (#)(A)                 OPTIONS/SARS
                     ----------------------------------    GRANTED TO      EXERCISE OR
                         CLASS A            CLASS B       EMPLOYEES IN     BASE PRICE   EXPIRATION
NAME                       COMMON           COMMON       FISCAL YEAR(C)    ($/SHARE)      DATE
-------------------- ------------------ --------------- ----------------- ------------ -----------
ALFRED R. CAMNER            182(B)(D)                           *           $8.2750      11/26/05
                            276(B)(D)                           *           $7.5875       2/22/06
                                            10,000(F)          7.52%        $8.9512        4/1/01
                            261(B)(D)                           *           $7.8750       5/24/06
                                            10,000(D)          7.52%        $8.1375       4/01/06
                                            45,000(F)         33.85%        $8.00         7/18/01
                            267(B)(D)                           *           $7.6750       8/28/06
JAMES A. DOUGHERTY          181(B)(D)                           *           $8.2750      11/26/05
                            276(B)(D)                           *           $7.5875       2/22/06
                          5,000(F)                             3.76%        $8.1375        4/1/06
                            228(B)(D)                           *           $7.8750       5/24/06
                          7,500(F)                             5.64%        $7.2750       7/18/06
                            266(B)(D)                           *           $7.6750       8/28/06
EARLINE G. FORD             182(B)(D)                           *           $8.2750      11/26/05
                            276(B)(D)                           *           $7.5875       2/22/06
                                             5,000(F)          3.76%        $8.1375        4/1/06
                            261(B)(D)                           *           $7.8750       5/24/06
                                             7,500(F)          5.64%        $7.2750       7/18/06
                            267(B)(D)                           *           $7.6750       8/28/06
SAMUEL A. MILNE           5,000(F)                             3.76%        $8.1375        4/1/06
                          7,500(F)                             5.64%        $7.2750       7/18/06

                            POTENTIAL REALIZABLE
                              VALUE AT ASSUMED
                               ANNUAL RATE OF
                          STOCK PRICE APPRECIATION
                              FOR OPTION TERM
                     ----------------------------------
NAME                      5%($)            10%($)
-------------------- ---------------- -----------------
ALFRED R. CAMNER      $       947      $     2,400
                      $     1,317      $     3,338
                      $    51,176(E)   $   129,690(E)
                      $     1,292      $     3,275
                      $    51,176(E)   $   129,690(E)
                      $   226,402(E)   $   573,747(E)
                      $     1,289      $     3,266
JAMES A. DOUGHERTY    $       942      $     2,387
                      $     1,317      $     3,338
                      $    25,588      $    64,845
                      $     1,129      $     2,862
                      $    34,314      $    86,959
                      $     1,284      $     3,254
EARLINE G. FORD       $       947      $     2,400
                      $     1,317      $     3,338
                      $    25,588(E)   $    64,845(E)
                      $     1,293      $     3,276
                      $    34,314(E)   $    86,959(E)
                      $     1,289      $     3,266
SAMUEL A. MILNE       $    25,588      $    64,845
                      $    34,314      $    86,959

----------------

#       Number of shares underlying options granted.
$       Dollar amounts.
*       Less than 1%.
(A)     All information provided relates to option grants. The Company does not grant SARs.
(B)     These options were granted under the Company's 1992 Non-Statutory Stock Option Plan (the "Non-Statutory Plan") for
        terms of 10 years and are exercisable immediately. The options terminate upon the termination of the option holder's employment with the Company or the Bank, unless the option holder's option agreement provides otherwise in the event of termination by retirement, disability, death or for reasons other than cause. The exercise price of the option is the fair market value of the stock covered by each such option on the date of grant. "Fair market value per share" is the average of the mean between the closing dealer bid and ask prices as quoted on the Nasdaq Stock Market for each of the last five days on which such stock was traded, including the date of grant.
(C)     Does not include the options granted to employees who are also directors as partial payment for directors' fees. See
        "Compensation of Directors" and Note (D).
(D)     These options to acquire shares of Class A Common were granted as partial payment of the named executive officers'
        directors' fees for their service on the Board of Directors of the Company and the Bank. See "Compensation of
        Directors."

(E)   The potential realizable values of the options to acquire Class B Common were calculated assuming that the underlying shares of Class B Common were converted, pursuant to the terms of that class, into shares of Class A Common on a one-
      for-one basis.
(F)   These options were granted under the Company's 1994 Incentive Stock Option Plan (the "Incentive Plan"). Under the
      terms of the grant, the option shall become exercisable for one-third of the total shares covered by the option in each year of the three-year period beginning January 1996.

     1996 STOCK OPTION EXERCISES. The named executive officers did not exercise any stock options during the 1996 fiscal year.

COMPENSATION OF DIRECTORS

     For service on the Company's Board of Directors during the 1996 fiscal year, the directors of the Company each received a fee per meeting that consisted of shares of Class A Common with a current market value of $100 and options to acquire shares of Class A Common with a current market value of $250. In addition, for service on the Bank's Board of Directors, the directors received a fee per meeting consisting of $500 in cash, shares of Class A Common with a current market value of $400 and options to acquire shares of Class A Common with a current market value of $600. However, if any director of the Bank missed more than two meetings of the Board of Directors, he or she received directors' fees only for those meetings he or she actually attended thereafter.

     Non-employee directors who are members of a Board committee or of the Bank's Community Reinvestment Act Committee received an additional fee per meeting of the applicable committee (paid in cash, stock options and shares of stock as indicated above) for service on those committees. Committee members who are also employees did not receive additional compensation for their service on such committees.

     Beginning on November 14, 1996, the Compensation Committee and the Board voted to change that portion of the fee which is paid in the form of an option award. That portion of the fee will consist of a grant of options to acquire 125 shares of Class A Common for each Board and committee meeting of the Bank and options to acquire 30 shares of Class A Common for each Board and committee meeting of the Company. The portion of director and committee fees paid in cash and stock will remain the same.

     Pursuant to the Merger Agreement between the Company and Suncoast, the Company entered into a consulting agreement with Albert J. Finch, the former Chief Executive Officer and President of Suncoast. The terms of such consulting agreement include payment of a monthly consulting fee at the rate of $100,000 per year for a three-year period for consulting services of up to 600 hours per year. In addition, during the term of his consulting agreement the Company will provide Mr. Finch with several benefits which he had received as an officer of Suncoast. The Company has the right to terminate the consulting agreement for cause.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     From time to time, the Bank makes loans in the ordinary course of business to its directors, officers and employees, as well as members of their immediate families and affiliates, to the extent consistent with applicable laws and regulations. All of such loans are and have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

     During the 1996 fiscal year, the Company paid Head-Beckham Insurance Agency, Inc. ("Head-Beckham") the sum of approximately $147,000 for insurance premiums on the Company's and the Bank's directors' and officers' liability, banker's blanket bond, commercial multi-peril and workers' compensation policies, of which approximately $20,604 represented the agency's commissions. The Company also obtains its group major medical, long-term disability and life insurance through Head-Beckham, although all premiums for such policies are paid directly to the insurer. Mr. Jacobson is a vice president of Head-Beckham. The Company believes that the premiums paid for policies obtained through Head-Beckham are comparable to those that would be paid for policies obtained through unaffiliated agencies. The Company expects to continue using the services of Head-Beckham.

     The Company and the Bank employ the law firm of Stuzin and Camner, Professional Association ("Stuzin and Camner"), as general counsel. Alfred R. Camner, Chief Executive Officer, President and a director of the Company and the Bank, is the senior managing director of Stuzin and Camner. Earline G. Ford, Executive Vice President, Treasurer and a director of the Company and the Bank, was the legal administrator of Stuzin and Camner until October, 1996. Marc Lipsitz, a director of the Company, is the managing director of Stuzin and Camner. During the 1996 fiscal year, Stuzin and Camner received approximately $986,000 in legal fees from the Company allocable to mortgage loan closings, foreclosures, litigation, corporate and other matters. A substantial portion of the fees allocable to mortgage loan closings are reimbursed by borrowers.

     During the 1997 fiscal year, the Bank entered into a lease for property located in a warehouse and commercial district adjacent to the Miami International Airport, on which it intends to open a new branch. The property is owned by a partnership, 25% of which is owned by Alfred Camner, 25% of which is owned by Charles B. Stuzin, an owner of more than five percent of the Company's Class B Common Stock, and the remaining 50% of which is owned by Ruth Stuzin, Charles B. Stuzin's mother. The annual rent for the property is approximately $126,000 for a term of three years. The lease may be renewed for four additional three-year terms. In addition, the Bank will pay approximately $450,000 in construction costs and termination of lease costs to unaffiliated parties. The lease terms, including the early termination payment, are at market rates comparable to those prevailing in the area for similar transactions involving non-affiliated parties.

                             SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of September 1, 1997 concerning (i) each director of the Company; (ii) the Chief Executive Officer;
(iii) all directors and executive officers of the Company and the Bank as a group; and (iv) each other person known to management of the Company to be the beneficial owner, as such term is defined in Rule 13d-3 under the Exchange Act, of more than 5% of the outstanding shares of each class of the Company's voting securities, according to filings by such persons with the Securities and Exchange Commission.

                                       AMOUNT
                                     AND NATURE
                                    OF BENEFICIAL   PERCENT OF
                                      OWNERSHIP      SERIES B
                                     OF SERIES B     PREFERRED
NAME AND ADDRESS                    PREFERRED(1)    OUTSTANDING
---------------------------------- --------------- -------------
DIRECTORS AND EXECUTIVE OFFICERS:
Charles Arnett                             --             --
Allen M. Bernkrant                     23,560          12.82%
Lawrence H. Blum                       23,560          12.82%
Alfred R. Camner                       71,018          38.63%
Irving P. Cohen                            --             --
Christina Cuervo Migoya                    --             --
James A. Dougherty                         --             --
Albert J. Finch(4)                         --             --
Earline G. Ford                         5,000           2.72%
Samuel A. Milne                            --             --
Bruce Friesner                             --             --
Patricia L. Frost                          --             --
Clifford A. Hope                           --             --
Elia J. Giusti                             --             --
Marc D. Jacobson                       10,000           5.44%
Marc Lipsitz                               --             --
Norman E. Mains                            --             --
Neil Messinger, M.D.                       --             --

                                            AMOUNT                                   AMOUNT
                                          AND NATURE                               AND NATURE
                                         OF BENEFICIAL          PERCENT OF       OF BENEFICIAL       PERCENT OF
                                           OWNERSHIP             CLASS B           OWNERSHIP           CLASS A
                                          OF CLASS B              COMMON           OF CLASS A          COMMON
NAME AND ADDRESS                           COMMON(1)          OUTSTANDING(1)       COMMON(1)        OUTSTANDING(1)
---------------------------------- ------------------------- ---------------- -------------------- ---------------
DIRECTORS AND EXECUTIVE OFFICERS:
Charles Arnett                               --                       --          18,065                  *
                                                                                  (5)(7)
Allen M. Bernkrant                       37,860                    12.07%         88,655                 1.02%
                                         (2)(3)                                      (4)
Lawrence H. Blum                         65,354                    19.16%        205,720                 2.36%
                                      (2)(3)(6)                                      (4)
Alfred R. Camner                        809,585                    87.42%        984,935                10.41%
                                      (2)(6)(7)                                      (9)
                                            (8)
Irving P. Cohen                              --                       --          43,240                  *
                                                                                     (4)
Christina Cuervo Migoya                      --                       --           3,364                  *
                                                                                     (5)
James A. Dougherty                           --                       --          78,581                  *
                                                                                     (7)
Albert J. Finch(4)                           --                       --          27,045                  *
                                                                                     (4)
Earline G. Ford                         406,652                    62.14%        438,262                 4.86%
                                      (2)(3)(6)                                      (4)
                                            (7)
Samuel A. Milne                              --                       --          59,496                  *
                                                                                  (5)(7)
Bruce Friesner                               --                       --          10,343                  *
                                                                                     (5)
Patricia L. Frost                            --                       --           7,554                  *
                                                                                 (4)(10)
Clifford A. Hope                             --                       --          10,000                  *
                                                                                     (5)
Elia J. Giusti                               --                       --          22,987                  *
                                                                                     (4)
Marc D. Jacobson                         43,540                    13.64%        129,727                 1.50%
                                      (2)(3)(6)                                      (4)
Marc Lipsitz                                 --                       --          24,522                  *
                                                                                     (5)
Norman E. Mains                              --                       --          46,183                  *
                                                                                     (4)
Neil Messinger, M.D.                         --                       --           6,506                  *

                                         AMOUNT
                                       AND NATURE
                                      OF BENEFICIAL   PERCENT OF
                                        OWNERSHIP      SERIES B
                                       OF SERIES B     PREFERRED
NAME AND ADDRESS                      PREFERRED(1)    OUTSTANDING
------------------------------------ --------------- -------------
Donald Putnam                                --             --
Anne W. Solloway                             --             --
All current directors and executive
 officers of the Company and the
 Bank as a group
 (20 persons)                           133,138          72.43%
OTHER 5% OWNERS:
Phillip Frost, M.D.                          --             --
 4400 Biscayne Boulevard
 Miami, Florida 33137
Charles B. Stuzin                        16,560           9.01%
 550 Biltmore Way
 Suite 700
 Coral Gables, Florida 33134
James M. Stuzin                           7,000           3.81%
 550 Biltmore Way                          (14)
 Suite 700
 Coral Gables, Florida 33134
Ruth E. Stuzin                               --             --
 550 Biltmore Way
 Suite 700
 Coral Gables, Florida 33134
Harvey Miller                            13,560           7.38%
 SunTrust Building-10th Floor
 1 Southeast Third Avenue
 Miami, Florida 33131
Barry Shulman                            13,560           7.38%
 3999 N.E. 15th Avenue
 Ft. Lauderdale, FL 33334

                                             AMOUNT                              AMOUNT
                                           AND NATURE                          AND NATURE
                                         OF BENEFICIAL         PERCENT OF     OF BENEFICIAL    PERCENT OF
                                           OWNERSHIP            CLASS B         OWNERSHIP        CLASS A
                                           OF CLASS B            COMMON        OF CLASS A        COMMON
NAME AND ADDRESS                           COMMON(1)         OUTSTANDING(1)     COMMON(1)     OUTSTANDING(1)
------------------------------------ ---------------------- ---------------- --------------- ---------------
Donald Putnam                                  --                    --          15,000             *
                                                                                    (5)
Anne W. Solloway                           31,856                 10.50%         40,928             *
                                           (3)(6)                                (9)
All current directors and executive
 officers of the Company and the
 Bank as a group
 (20 persons)                           1,362,993                 93.90%      2,220,185           21.45%
                                             (11)                                  (11)
OTHER 5% OWNERS:
Phillip Frost, M.D.                            --                    --         992,888           11.54%
 4400 Biscayne Boulevard                                                           (12)
 Miami, Florida 33137
Charles B. Stuzin                          81,563                 24.07%        214,599            2.46%
 550 Biltmore Way                         (6)(13)
 Suite 700
 Coral Gables, Florida 33134
James M. Stuzin                            60,090                 21.00%         61,802             *
 550 Biltmore Way                            (15)
 Suite 700
 Coral Gables, Florida 33134
Ruth E. Stuzin                             13,686                  4.96%         13,686             *
 550 Biltmore Way                            (16)
 Suite 700
 Coral Gables, Florida 33134
Harvey Miller                              20,354                  6.88%         40,520             *
 SunTrust Building-10th Floor                (17)
 1 Southeast Third Avenue
 Miami, Florida 33131
Barry Shulman                              20,284                  6.85%         92,521            1.07%
 3999 N.E. 15th Avenue                       (17)                                  (18)
 Ft. Lauderdale, FL 33334

----------------

*     Less than 1%.
(1)   The nature of the reported beneficial ownership as of September 1, 1997 is unshared voting and investment power unless otherwise indicated in the footnotes to this table. Class B Common ownership of the persons listed includes shares of
      Class B Common that would be issued upon the conversion of shares of Series B Preferred owned by such persons and the exercise of options granted to such persons to acquire Class B Common. Ownership by the persons listed of Class A
      Common, which is the Company's publicly traded class, includes shares of Class A Common that would be issued upon the conversion of shares of Series B Preferred, Series 1993 Preferred, Series 1996 Preferred, and Class B Common beneficially owned by them and the exercise of options to acquire Class A Common and Class B Common granted to them. Each share of Series B Preferred is convertible into 1.4959 shares of Class B Common. Each share of Class B Common is convertible into one share of Class A Common. At September 1, 1997, each share of Series 1993 Preferred and Series 1996
      Preferred was convertible into one share and approximately 1.67 shares of Class A Common, respectively, subject to adjustment upon the occurrence of certain events. Alfred Camner is Anne W. Solloway's son.
(2)   Includes 35,243; 35,243; 106,235; 7,479 and 14,959 shares of Class B Common that would be issued upon the conversion of shares of Series B Preferred held individually by each of Allen M. Bernkrant, Lawrence H. Blum, Alfred R. Camner,
      Earline G. Ford and Marc D. Jacobson, respectively.
(3)   Includes 2,617; 30,111; 371,274; 28,511 and 4,218 shares of Class B Common that may be acquired individually by each of
      Allen M. Bernkrant, Lawrence H. Blum, Earline G. Ford, Marc D. Jacobson and Anne W. Solloway, respectively, through currently exercisable options under the Company's Non-Statutory Plan.
(4)   Includes 9,595; 31,975; 6,099; 5,051; 9,205; 7,335; 11,335; 16,335 and 16,025 shares of Class A Common that may be acquired by each of Allen M. Bernkrant, Lawrence H. Blum, Earline G. Ford, Patricia L. Frost, Marc D. Jacobson, Irving
      P. Cohen, Albert J. Finch, Elia J. Giusti and Norman Mains, respectively, through currently exercisable options granted under the Company's Non-Statutory Plan. Albert Finch resigned from the Company's Board of Directors effective
      September 30, 1997 due to a relocation.

(5)    Includes 2,305; 2,269; 20,240; 2,347, 56,000; 10,000; 16,500; and 10,000 shares of Class A Common that may be acquired by each of Christina Cuervo Migoya, Bruce Friesner, Marc Lipsitz, Neil Messinger, Samuel A. Milne, Donald Putnam, and
       Charles Arnett and Clifford Hope, respectively, through currently exercisable options granted under the Company's
       Non-Statutory Plan.
(6)    Includes 25,894 shares of Class B Common that may be acquired by each of the persons indicated through currently exercisable options granted to the original organizers of the Bank.
(7)    Includes 2,424; 2,424; 2,424, 969 and 9,848 shares of restricted stock held by Earline G. Ford, Samuel A. Milne, Jim
       Dougherty, Charles Arnett and Alfred R. Camner, respectively, which were granted on November 14, 1996, subject to shareholder approval of the 1996 Plan, which vest over a 5-year period, with one-third vesting 3 years from the date of grant, one-third vesting 4 years from the date of grant and the remainder vesting 5 years from the date of grant.
(8)    Includes 516,568 shares of Class B Common that may be acquired by Alfred R. Camner through currently exercisable options under the Non-Statutory Plan. Also includes, pursuant to a durable power of attorney given by Mrs. Solloway to
       Mr. Camner, 4,218 shares of Class B Common owned by her, 25,894 shares of Class B Common that may be acquired by her through options described in Note (6) above, and 1,744 shares of Class B Common that may be acquired by her through currently exercisable options under the Non-Statutory Plan. Also includes 1,914 shares of Class B Common owned by Mr. Camner's wife, for which he has been granted a proxy, and 10,000 shares of Class B Common owned by an irrevocable trust for the benefit of Mr. Camner's descendants. Does not include options to purchase 93,676 shares of
       Class B Common Stock, which were transferred by Mr. Camner as a bona fide gift to the Camner Family Foundation, Inc, a charitable non-profit foundation under Section 501(a) of the Internal Revenue Code.
(9)    Includes 6,055 and 6,054 shares of Class A Common that may be acquired by each of Alfred R. Camner and Anne W.
       Solloway, respectively, through currently exercisable options under the Non-Statutory Plan. Mr. Camner also has beneficial ownership of Mrs. Solloway's shares through a durable family power of attorney.
(10)   Does not include the shares of Class A Common beneficially owned by Patricia L. Frost's husband (see Note 12).
(11)   Includes an aggregate of 976,719 shares of Class B Common and 319,812 shares of Class A Common that may be acquired through currently exercisable options, as described in this Note and in Notes (3) through (7) and (9) above.
(12)   This amount includes 822,889 shares of Class A Common Stock which were received upon the conversion in February
       1997, of shares of Series C and C-II Preferred Stock which were beneficially owned by Dr. Frost and Frost-Nevada,
       Limited Partnership, but does not include shares beneficially owned by Patricia L. Frost, Dr. Frost's wife and a director of the Company and the Bank.
(13)   Includes 24,772 shares of Class B Common that would be issued upon the conversion of the shares of Series B Preferred held by Mr. Stuzin, 6,843 shares of Class B Common held by a family partnership of which Mr. Stuzin is a general partner, and 38,394 shares of Class B Common that may be acquired by Mr. Stuzin through currently exercisable options under the Non-Statutory Plan.
(14)   Reflects shares of Series B Preferred held as trustee of a trust for the benefit of certain family members.
(15)   Includes 10,471 shares of Class B Common that would be issued upon the conversion of 7,000 shares of Series B Preferred and 49,619 shares of Class B Common held as trustee of a family trust, and 6,843 shares of Class B Common held as general partner of a family partnership.
(16)   Includes 6,843 shares of Class B Common owned of record by a family partnership, of which Ruth E. Stuzin has been given voting power pursuant to a revocable proxy.
(17)   Includes 20,284 shares of Class B Common that would be issued upon the conversion of 13,560 shares of Series B
       Preferred held by each of Barry Shulman and Harvey Miller.
(18)   Includes 12,500 shares of Class A Common that would be issued upon the conversion of 12,500 shares of Series 1993
       Preferred held by Barry Shulman.

                         DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of certain terms and provisions of the Company's capital stock, which is qualified in its entirety by reference to the Company's Articles of Incorporation and to the Certificates of Designation setting forth the resolutions establishing the rights and preferences of the Company's stock. Copies of the Articles of Incorporation and Statements of Designation have been filed as exhibits to, or incorporated by reference into, the Registration Statement of which this Prospectus forms a part.

     Under the Articles of Incorporation, the authorized but unissued and unreserved shares of the Company's capital stock will be available for issuance for general corporate purposes, including, but not limited to, possible stock dividends, future mergers or acquisitions, or private or public offerings. Except as may otherwise be required, stockholder approval will not be required for the issuance of those shares.

     The following table sets forth all classes of stock outstanding, and stock options and warrants held, as of June 30, 1997, as well as the amount of Class A Common Stock which would be outstanding upon exercise or conversion of all outstanding options, warrants and convertible securities:

                                             SHARES, OPTIONS     SHARES OF CLASS A
                                              AND WARRANTS         COMMON STOCK
                                               OUTSTANDING       CONVERTIBLE INTO
                                            -----------------   ------------------
   Class A Common Stock   ...............       8,593,356            8,593,356
   Class B Common Stock   ...............         275,685              275,685
   Series 1993 Preferred Stock  .........         744,870              744,870
   Series 1996 Preferred Stock(1)  ......         920,000            1,533,333
   Series B Preferred Stock  ............         183,818              275,727
   9% Preferred Stock  ..................       1,150,000                    0
   Stock Options ........................       1,544,469            1,544,469
   Warrants   ...........................          80,000              134,876
                                               -----------          -----------
    Total  ..............................      13,492,198           13,102,316
                                               ===========          ===========

----------------
(1) The outstanding shares of which were redeemed as of October 10, 1997.

CLASS A COMMON STOCK

     The Company's Articles of Incorporation authorizes the issuance, in series, of up to 30,000,000 shares of Class A Common Stock and permits the Company's Board of Directors to establish the rights and preferences of each series of Class A Common Stock. The Board of Directors has allocated 20,000,000 shares to the Series I Class A Common Stock, the only series of Class A Common Stock outstanding. As of June 30, 1997, 8,593,356 shares of Class A Common Stock were issued and outstanding and 4,694,095 shares were reserved for issuance under the Company's stock option and stock bonus plans and upon the conversion of other classes of stock, as described below.

     DIVIDENDS. The holders of the Class A Common Stock are entitled to dividends when, as, and if declared by the Company's Board of Directors out of funds legally available therefor, which may be declared solely on the Class A Common Stock or for not less than 110% of the amount per share of any dividend declared on the Class B Common Stock. The payment of dividends by the Company will depend on the Company's net income, financial condition, regulatory requirements and other factors deemed relevant by the Board of Directors. See "Risk Factors" for a discussion of certain factors relating to the ability of the Company to pay dividends.

     VOTING RIGHTS. Each share of Class A Common Stock entitles the holder thereof to one-tenth vote on all matters upon which stockholders have the right to vote. The Class A Common Stock does not have cumulative voting rights in the election of directors.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Class A Common Stock are entitled to share equally with the holders of shares of Class B Common Stock, after payment of all debts and liabilities of the Company and subject to the prior rights of holders of shares of the Company's Preferred Stock, in the remaining assets of the Company.

     NO PREEMPTIVE RIGHTS; REDEMPTION; ASSESSABILITY. Holders of shares of Class A Common Stock are not entitled to preemptive rights with respect to any shares of any stock of the Company that may subsequently be issued. The Class A Common Stock is not subject to call or redemption and, as to shares of Class A Common Stock currently outstanding, are fully paid and non-assessable. When the shares of Class A Common Stock offered hereby are issued upon payment of the purchase price therefor, such shares will be fully paid and non-assessable.

CLASS B COMMON STOCK

     The Company's Articles of Incorporation authorizes the issuance of up to 3,000,000 shares of Class B Common Stock, all of which have the rights and preferences described below. The Class B Common Stock is held by directors, executive officers and other certain stockholders of the Company. As of June 30, 1997, 275,685 shares of Class B Common Stock were issued and outstanding and 1,848,831 shares were reserved for issuance under the Company's stock option and stock bonus plans and upon the conversion of Series B Preferred Stock, as described below.

     DIVIDENDS. The holders of Class B Common Stock are entitled to dividends when, as, and if declared by the Company's Board of Directors out of funds legally available therefor. The payment of dividends on the Class B Common Stock is subject to the right of the holders of the Class A Common Stock to receive a dividend per share of 110% of the amount per share of any dividend declared on the Class B Common Stock.

     VOTING RIGHTS. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. The Class B Common Stock does not have cumulative voting rights in the election of directors.

     CONVERTIBILITY. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Class B Common Stock are entitled to share equally with the holders of shares of Class A Common Stock, after payment of all debts and liabilities of the Company and subject to the prior rights of holders of shares of the Company's Preferred Stock, in the remaining assets of the Company.

     NO PREEMPTIVE RIGHTS; REDEMPTION; ASSESSABILITY. Holders of shares of Class B Common Stock are not entitled to preemptive rights with respect to any shares of any stock of the Company that may be issued. The Class B Common Stock is not subject to call or redemption and is fully paid and non-assessable.

PREFERRED STOCK

     The Company's Articles of Incorporation authorizes the issuance, in series, of up to 10,000,000 shares of Preferred Stock and permits the Company's Board of Directors to establish the rights and preference of each of such series and to increase the number of shares in any of the series. As of June 30, 1997, 744,870 shares of 8% Noncumulative Convertible Preferred Stock, Series 1993 (the "Series 1993 Preferred Stock"), 920,000 of 8% Noncumulative Convertible Preferred Stock, Series 1996 (the "Series 1996 Preferred Stock"), 183,818 shares of Series B Preferred Stock, and 1,150,000 shares of 9% Noncumulative Perpetual Preferred Stock (the "9% Preferred Stock"), were issued and outstanding. After the Company's purchase of 448,583 shares of its 9% Preferred Stock, pursuant to the tender offer which expired on August 15, 1997, 701,417 shares of the 9% Preferred Stock remained outstanding.

     The Company redeemed the outstanding shares of the Series 1996 Preferred Stock effective October 10, 1997. Holders of shares of Series 1996 Preferred Stock were entitled to convert them to shares of Class A Common Stock. If all outstanding Shares of the Series 1996 Preferred Stock were converted, approximately 1,537,333 additional shares of Class A Common Stock would have been outstanding.

     The shares of Series B Preferred Stock are held by directors, executive officers and other stockholders of the Company. The shares of Series 1993 Preferred Stock and Series 1996 Preferred Stock (together, the "8% Preferred Stock") and the 9% Preferred Stock are publicly held.

     DIVIDENDS. The total annual dividend requirement for all series of the Company's Preferred Stock outstanding as of June 30, 1997 was $2.8 million. After the redemption of the outstanding shares of the Series 1996 Preferred Stock on October 10, 1997, the total annual dividend requirement for all series of the Company's Preferred Stock will be $1.3 million. In August 1997 the Board of Directors decreased the dividend rate on the Series B Preferred Stock to 7.5% per annum. See Note 13 to the Company's Consolidated Financial Statements incorporated by reference into this Prospectus.

     VOTING RIGHTS. Each share of Series B Preferred Stock is entitled to two and one-half votes per share on all matters submitted to the vote of stockholders. The Series B Preferred Stock does not have cumulative voting rights in the election of directors. The 8% Preferred Stock and the 9% Preferred Stock are non-voting.

     The Series B Preferred Stock, Series 1993 Preferred Stock, the Series 1996 Preferred Stock (the outstanding shares of which have been redeemed) and the 9% Preferred Stock are each permitted to elect two directors for their respective classes to the Board, if the Company fails to declare and pay dividends for six dividend periods, whether or not those periods are consecutive. The right to elect directors would be revoked once the Company paid dividends in four consecutive periods.

     CONVERSION RIGHTS. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock, subject to adjustment on the occurrence of certain events. Each share of Series 1993 Preferred Stock is convertible into one share of Class A Common Stock, subject to adjustment upon the occurrence of certain events, and each share of Series 1996 Preferred Stock (the outstanding shares of which have been redeemed) is convertible into approximately 1.67 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the 9% Preferred Stock, the Series 1993 Preferred Stock, and the Series 1996 Preferred Stock (the outstanding shares of which have been redeemed) shall be entitled to a distribution of $10.00, $10.00 and $15.00 per share, respectively, out of the assets of the Company available for distribution to stockholders prior to any distribution being made on any other class of stock of the Company. In the event of liquidation, dissolution, or winding up of the Company, after payment of any debts and other liabilities of the Company, after the per share distributions to the 8% Preferred Stock and the 9% Preferred Stock, and prior to any distribution of assets to the holders of Class A Common Stock or Class B Common Stock, the holders of the Series B Preferred Stock will be entitled to a preference on liquidation of $7.375 per share, if the liquidation is involuntary. Such holders shall be entitled to receive the redemption price per share applicable to such stock at the time of liquidation if the liquidation is involuntary.

     REDEMPTION. Pursuant to its original terms, the Series B Preferred Stock was redeemable at the Company's option at $7.5225 per share to January 31, 1996, declining thereafter at $.07375 per share during each year through January 31, 1998, and thereafter at $7.375 per share. In connection with the recent decrease in the dividend rate, the Board agreed that the Series B Preferred Stock would not be redeemed for a ten year period (until August 2008) without the consent of at least 51% of the voting stock of such series.

     The Series 1993 Preferred Stock is not redeemable prior to July 1, 1998 unless certain criteria are met in which case the redemption price is $10.00 per share. After June 30, 1998 redemption is at the option of the Company at a redemption price of $10.40 per share, declining thereafter at $.08 per share during each year through July 1, 2003 and thereafter at $10.00 per share.

     The outstanding shares of Series 1996 Preferred Stock were redeemed by the Company, effective October 10, 1997, at a price of $15.00 per share. Holders of the Series 1996 Preferred Stock were entitled to redeem their shares or convert them to shares of Class A Common Stock. The conversion rate was approximately 1.67 shares of Class A Common Stock for each share of Series 1996 Preferred Stock, subject to adjustment upon the occurrence of certain events.

     The 9% Preferred Stock is redeemable after September 30, 1998 at the option of the Company at a redemption price of $10.00 per share.

     RANK. The 9% Preferred Stock, the Series 1993 Preferred Stock and the Series 1996 Preferred Stock (the outstanding shares of which have been redeemed) rank senior to all other classes of stock of the Company with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Series B Preferred Stock ranks senior to the Class A Common Stock and Class B Common Stock, as to dividend rights, rights upon liquidation, dissolution or winding up of the Company, and redemption rights.

     NO PREEMPTIVE RIGHTS; ASSESSABILITY. Holders of the Company's Preferred Stock are not entitled to preemptive rights with respect to any shares of any stock of the Company that may be issued. The outstanding Preferred Stock is fully paid and non-assessable.

NO OTHER RIGHTS

     The shares of Class A Common Stock shall not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth above and in the Company's Articles of Incorporation or as otherwise required by law.

TRANSFER AGENT

     The Company's transfer agent is American Stock Transfer & Trust Company, New York, New York.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws, as well as certain provisions of Florida law, could have the effect of deterring takeovers. The Board of Directors believes that the provisions of the Company's Articles of Incorporation and Bylaws described below are prudent and in the best interests of the Company and its stockholders. Although these provisions may discourage a future takeover attempt in which stockholders might receive a premium for their shares over the then current market price and may make removal of incumbent management more difficult, the Board of Directors believes that the benefits of these provisions outweigh their possible disadvantages. Management is not aware of any current effort to effect a change in control of the Company. In addition, the Company has opted not to be governed by the affiliated transactions and control-share acquisitions sections of the Florida Business Corporation Act.

     DIRECTORS. The Board of Directors is divided into three classes of directors serving staggered three-year terms. Vacancies on the Board may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The maximum number of members of the Company's Board of Directors is 20.

     Stockholders entitled to vote may nominate persons for election as directors only if written notice is given not later than (i) with respect to an annual meeting, 60 days in advance of the meeting, and (ii) with respect to a special meeting, the close of business on the seventh day following the date on which notice of the meeting is first given.

     CUMULATIVE VOTING. Stockholders may not cumulate their votes in the election of directors.

     CAPITAL STRUCTURE. The Board of Directors may authorize for issuance various series of Class A Common Stock and Preferred Stock with different voting rights. The Board of Directors is authorized to establish the rights and preferences of such stock and issue such shares, subject to stockholder approval in certain circumstances.

                                 UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Friedman, Billings, Ramsey & Co., Inc. and PaineWebber Incorporated (the "Representatives"), have severally agreed to purchase, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), and the Company has agreed to sell, the number of shares of Class A Common Stock set forth opposite the name of each Underwriter.

                                                  NUMBER OF
UNDERWRITERS                                       SHARES
----------------------------------------------   ----------
Friedman, Billings, Ramsey & Co., Inc.  ......   1,260,000
PaineWebber Incorporated .....................   1,260,000
J.C. Bradford & Co.   ........................     125,000
Raymond James & Associates, Inc.  ............     125,000
The Robinson-Humphrey Company, Inc.  .........     125,000
Sterne, Agee & Leach, Inc.  ..................     125,000
William R. Hough & Co.   .....................      60,000
J.W. Charles Securities, Inc.  ...............      60,000
Ryan, Beck & Co.   ...........................      60,000
                                                 ----------
  Total   ....................................   3,200,000
                                                 ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock if any shares are purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Class A Common Stock to the public on the terms set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.41 per share. After the shares of Class A Common Stock have been released for sale to the public, the offering price and concession may be changed. The Class A Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Representatives have informed management that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Class A Common Stock offered hereby.

     The Company and its officers, directors, and employees, have agreed not to offer, sell or otherwise dispose of ("Offer") any shares of Class A Common Stock for periods of, either 120 or 180 days for the Company, depending upon the purpose of the Offer, and 90 days for officers, directors and employees, after the date of this Prospectus without the prior written consent of the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30 day period after the date of this Prospectus, to purchase up to a maximum of 480,000 additional shares of the Class A Common Stock at the public offering price less underwriting discounts and commissions shown on the cover of this Prospectus. The Underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares of Class A Common Stock on the same terms as those on which the 3,200,000 shares of Class A Common Stock are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make with respect thereto. The Company has also agreed to reimburse the Representatives for their actual out of pocket expenses incurred in connection with the Offering up to a maximum amount of $75,000.

     The Representatives intend to make a market in the Class A Common on completion of the Offering, as permitted by applicable laws and regulations. The Representatives, however, are not obligated to make a market in such shares and any such market making may be discontinued at any time at the sole discretion of each individual Representative.

     Alfred R. Camner, Chairman of the Board, Chief Executive Officer, President, and a director of the Company, is the senior managing director and a shareholder of Stuzin and Camner, and Marc Lipsitz, the Secretary and a director of the Company, is the managing director of Stuzin and Camner. As of August 1997 directors and employees of Stuzin and Camner directly and indirectly owned in the aggregate approximately 302,945 shares of the Company's Class A Common Stock, 760,141 shares of the Company's Class B Common Stock and 109,778 shares of the Company's Preferred Stock (including shares that may be acquired by the exercise of options, but not including shares received upon the conversion of other classes of stock).

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 incorporated by reference into this Prospectus have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Suncoast and subsidiaries as of June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 incorporated by reference into this Prospectus have been so incorporated in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Reports, proxy statements and other information filed by Suncoast pursuant to the informational requirements of the Exchange Act, prior to the acquisition of Suncoast by the Company, can be inspected and copied at the public reference facilities maintained by the OTS at 1700 G Street, N.W., Washington, D.C. 20552 or at the OTS Southeast Regional Office, 1475 Peachtree Street, N.E., Atlanta, Georgia 30309.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to the Company, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the

Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference; provided that such statements, even though summaries, contain all material information with respect to such documents. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C, and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company are incorporated by reference herein (Commission File No. 5-43936):

     (1) The Company's Annual Report on Form 10-K/A for the year ended September 30, 1996 filed with the Commission on December 23, 1996.

     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997 filed with the Commission on February 14, 1997, May 15, 1997 and August 12, 1997, respectively.

     (3) The Company's Current Reports on Form 8-K dated November 15, 1996, December 30, 1996, February 25, 1997, March 24, 1997, April 2, 1997 and
September 12, 1997 filed with the Commission on December 2, 1996, January 9, 1997, February 25, 1997, March 26, 1997, April 4, 1997 and September 16, 1997,
respectively.

     (4) The description of the Class A Common Stock contained in The Company's Current Report on Form 8-K dated March 5, 1993, filed with the Commission to register The Company's Class A Common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

     The following Suncoast documents are incorporated by reference herein (OTS File No. 8147):

     Suncoast's Annual Report on Form 10-K for the year ended June 30, 1996 filed with the OTS on September 27, 1996, is also incorporated by reference herein.

     Suncoast's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the OTS on November 13, 1996, is also incorporated by reference herein.

     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO BANKUNITED FINANCIAL CORPORATION, 255 ALHAMBRA CIRCLE, CORAL GABLES, FLORIDA 33134, ATTENTION: NANCY L. ASHTON, (305) 569-2000.

        ----------------------------             ----------------------------
        ----------------------------             ----------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                 ------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                     -----
Summary   ..........................................   1
Summary Consolidated
   Financial Information and Other Data ............   6
Risk Factors .......................................   8
The Company  .......................................  13
Use of Proceeds ....................................  13
Capitalization  ....................................  14
Price Range of Class A Common Stock
   and Dividends   .................................  15
Selected Consolidated Financial Information and
   Other Data   ....................................  16
Management's Discussion and Analysis of
   Financial Condition and Operating Results  ......  18
Business  ..........................................  38
Regulation   .......................................  56
Taxation  ..........................................  65
Management   .......................................  67
Executive Compensation   ...........................  70
Security Ownership of Certain Beneficial
   Owners and Management ...........................  75
Description of Capital Stock   .....................  78
Underwriting .......................................  82
Experts   ..........................................  83
Available Information ..............................  83
Incorporation of Certain Documents
   by Reference ....................................  84

  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              BANKUNITED FINANCIAL
                                  CORPORATION

                              3,200,000 SHARES OF
                             CLASS A COMMON STOCK

                                  ----------
                                  PROSPECTUS
                                  ----------

                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.

                                  PAINEWEBBER
                                  INCORPORATED

                               October 15, 1997

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